As filed with the Securities and Exchange Commission on March 30, 2010

Registration No. 333-_________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Energy and Power Solutions, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4991 and 7372	20-0801235
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

150 Paularino Avenue, Suite A120
Costa Mesa, California 92626
(714) 586-8002

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Jay B. Zoellner
Chairman, Chief Executive Officer and President
Energy and Power Solutions, Inc.
150 Paularino Avenue, Suite A120
Costa Mesa, California 92626
(714) 586-8002

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Stephanie S. Brecher, Esq. Edwin Astudillo, Esq. Sheppard, Mullin, Richter & Hampton LLP 650 Town Center Drive, Fourth Floor Costa Mesa, California 92626 Telephone: (714) 513-5100 Facsimile: (714) 513-5130	Louis Lehot, Esq. Sheppard, Mullin, Richter & Hampton LLP 990 Marsh Road Menlo Park, California 94025 Telephone: (650) 815-2600 Facsimile: (650) 815-2601

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.0001 per share	$25,000,000	$1,783

(1)	Estimated solely for the purpose of computing the amount of the registration fee, in accordance with Rule 457(o) promulgated under the Securities Act of 1933.
(2)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 30, 2010

        Shares

Energy and Power Solutions, Inc.

Common Stock

This is an initial public offering of shares of common stock of Energy and Power Solutions, Inc.

We are offering         shares to be sold in this offering.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $     and $     per share. We intend to apply to list our common stock on     under the symbol “     .”

The underwriters have a 30-day option to purchase a maximum of         additional shares at the offering price, less underwriting discounts and commissions, to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock to purchasers is expected to be made on or about     , 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is     , 2010.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Industry and Market Data

This prospectus includes market and industry data and forecasts that we obtained from internal research, publicly available information and industry publications and surveys. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Unless otherwise noted, statements as to our market position relative to our competitors are approximated and based on the above-mentioned third-party data and internal analysis and estimates as of the date of this prospectus. Although we believe the industry and market data and statements as to market position to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from sources cited herein. We have not independently verified, and make no representation as to the accuracy of, this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.”

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this entire prospectus, including the matters discussed in “Risk Factors” and the consolidated financial statements and related notes contained herein. The terms “we,” “us,” “our,” “company” and “EPS” refer to Energy and Power Solutions, Inc. and its consolidated subsidiaries, including DairyGen, LLC, NEC-EPS Holding, LLC, Franklin Energy Center, LLC, Lynn Energy Center, LLC, COI Energy Center, LLC and Bay Energy Center, LLC, except where the context otherwise requires or where otherwise indicated.

Overview

We are an energy intelligence company that provides comprehensive energy efficiency solutions to the industrial market. We have commercialized a proprietary, highly scalable energy software and controls product, xChange PointTM, that provides real-time, single portal energy management for both enterprise level and local site managers. Our platform enables the management of electricity, natural gas, water and carbon emissions throughout the business. We measure energy behavior at the equipment level and diagnose cost savings opportunities across multiple sites of our customers’ industrial enterprise. To capture these saving opportunities, our expert team of energy analysts first identifies specific savings opportunities and defines the economic return associated with each recommendation. We then design, engineer, develop and arrange financing for energy efficiency projects and clean energy generation projects. Finally, we own and operate clean heat and power, or CHP, generation projects that sell energy to our customers at prices lower than their utility rates. We also operate CHP generation projects that are owned by our customers.

The EPS WayTM is our three-step method for providing customers with a holistic approach to energy management, spanning information-driven project design, sophisticated analysis, project implementation, ongoing operations of implemented projects and continuous tracking of performance against benchmarks. This comprehensive method delivers critical information, tools, processes and human expertise designed to achieve material and sustainable energy savings of up to 25%. The EPS WayTM approach changes the way industrial energy decisions are made, while creating entrenched and long-lasting customer partnerships. We have purposely designed our methodology to be highly scalable for our customers by enabling centralized energy decision-making across multiple sites. The automated key energy analytics that we have built into xChange PointTM allow our business to scale in concert with our customers’ business, which we believe will increasingly reduce the human effort associated with each incremental site we service. The steps in the EPS WayTM are:

•	CONTROL energy behavior through xChange PointTM. xChange PointTM tracks real-time usage of electricity, natural gas and water on an equipment, plant and enterprise-wide basis, providing a single portal through which to manage multi-facility energy usage and associated carbon emissions. We have designed xChange PointTM to achieve paybacks for our customers of between one and three years.
•	REPLACE energy inefficiencies. Based on the information that xChange PointTM exposes across multiple sites, our expert energy analysts work with our customers to originate energy savings opportunities. We then design, engineer, develop and arrange financing for energy efficiency and clean energy generation projects.
•	SHIFT our customers to clean sources of energy generation. Finally, we own and operate CHP projects that sell energy to our customers at prices that are lower than their utility rates. We also provide operations and maintenance services for customer-owned CHP plants.

Industry Overview and Market Opportunity

Based on industry reports, the addressable energy efficiency market in the United States has the potential to enable over $1 trillion in gross energy savings by 2020 on capital investments of over $500 billion. Over the next 10 years, that equals $100 billion in potential annual savings from annual capital investments of $50 billion, representing a four- to five-fold increase over current levels of energy efficiency spending.

The industrial segment alone comprises approximately 40% of the U.S. energy efficiency savings potential over the next decade, equal to $480 billion in savings on capital investments of over $200 billion by 2020. Nonetheless, historical energy efficiency investment in the industrial segment has been underfunded relative to other segments, accounting for only 25% of the total energy efficiency investment in the United States. We believe this disparity highlights the under-servicing of the industrial energy efficiency market by current providers, which presents an excellent opportunity for our business.

U.S. energy efficiency market players can be segmented into two primary categories:

•	Energy Service Companies. Energy service companies, or ESCOs, tend to be large, low margin businesses that concentrate primarily on opportunities in the commercial and institutional segments, including tax-exempt municipalities, universities, schools and hospitals. We believe that the lack of focus by ESCOs on the industrial segment provides us with an excellent market opportunity because of our expertise in supporting industrial customers at both the plant and corporate levels.
•	Energy Consultancies. We believe industrial customers are serviced to a large degree by a fragmented and geographically dispersed network of energy consultants and engineering firms. However, we believe these consultants rely on relationships with the industrial decision-maker mainly at the plant level, which limits scaling across the customer’s enterprise. We believe that we are positioned to fill the service gap presented by energy consultants because our solution bridges energy decision-making between the plant and corporate office, while still maintaining the plant level expertise. We also believe xChange PointTM generated solutions are an improvement over consultancies’ project development methods due to its real-time information and analysis which we believe leads to more certain project designs.

Our solutions are designed to solve the two primary market barriers that have inhibited the evolution of the industrial energy efficiency market: the real-time information gap between the plant and the enterprise, and weak interpretation of low quality data.

We believe that the confluence of the large addressable industrial energy efficiency market, geographically fragmented landscape of service providers with insufficient solutions, and the positioning of our company to directly solve the current market barriers of poor plant-to-corporation coordination and weak information interpretation, all present us with an opportunity to scale our business and maintain a meaningful position in an underserved and fragmented market.

Competitive Strengths

We believe the following features of our business distinguish us from our competitors and position us to capitalize on the growth expected in the industrial energy efficiency market:

•	First Mover Advantage and Scalability. We believe our unique xChange PointTM platform is the first, most highly scalable solution to capture and consolidate the underserved and fragmented energy efficiency market.
•	The EPS WayTM Presents a Comprehensive Solution which Creates a Relationship with Customers that is Difficult to Replace. We have built a business model that provides a comprehensive solution to energy management. Our partnership approach helps secure a relationship with our customers that acts as a competitive barrier to other providers that may be vying for our customers’ work.
•	Extensive Analytical Expertise in Industrial Energy Efficiency. We have assembled a management team with extensive energy and energy efficiency experience, including individuals with doctorate and masters degrees, energy engineers, process engineers, software architects, project managers and project finance experts.
•	Speed of Implementation and Time to Value. xChange PointTM can be implemented within only eight to 12 weeks from contracting, and provides immediate insight into the energy usage behavior of our customers’ plants. We completed commissioning of 46 sites for one customer in less than 75 days. We believe this speed to actionable equipment and enterprise level data is difficult to match by our competitors.
•	Financed Solutions Yield Immediate Savings. Our project financing capabilities help enable projects and generate savings for our customers who may not otherwise have access to the capital needed to realize the savings possible from an energy efficiency project.

Our Growth Strategy

Key elements of our growth strategy include:

•	Enhance xChange PointTM. We plan to expand user interface features and work flow functionality with new features and offerings. We also plan to grow our energy analyst team and improve the expert analysis tools that it uses to provide industry-leading energy solutions.
•	Focus on Strategic Market Segments. We intend to organically increase our market penetration by: (1) securing additional enterprise-wide xChange PointTM contracts in current market segments of focus, (2) entering new industrial verticals and adding features to xChange PointTM that are focused on unique energy systems in those industrial verticals, (3) continuing to leverage xChange PointTM information into Energy Projects development opportunities, and (4) adding CHP power purchase agreement opportunities to our current Asset Operations business.
•	Acquire Complementary Businesses. We intend to strategically acquire businesses that complement and expand our end-to-end solutions-based services, technology, customer base and geographic coverage.
•	Project Finance. We intend to establish new project financing facilities for new CHP and shared savings projects, which we believe will help reduce the capital cost of our projects and enhance our platform of solutions to our customers.
•	Align with Grid Operators and Electric Utilities. We believe establishing these successful relationships will enable us to reach and attract a broader customer base.

•	Strategic Alliances. We plan to team with companies that have synergistic bolt-on features to xChange PointTM, which we believe will improve the product at a very low incremental development cost and will give us access to customers these partners may have.
•	International Expansion. Industrial energy efficiency markets in North America, Europe, South America and Asia are of strong interest due to a variety of market fundamentals. Many of our existing customers have international locations.

Customers

As of February 28, 2010, we maintained a total contracted backlog of approximately $67 million across 11 customer accounts, 91% of which was under multi-year contracts. Approximately 14% of this backlog was related to our xChange PointTM business, which was commercialized in mid-2009.

As of February 28, 2010, we had xChange PointTM contracts at a total of 63 sites across four customers. In 2009, our Energy Projects business serviced 15 separate customer accounts. Also in 2009, our Asset Operations business managed 14.6 MW of CHP projects for two customers.

Our typical customers are industrial companies with multiple facilities, a geographically dispersed footprint, a substantial energy spend and the desire to demonstrate sustainability.

Risk Factors

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” beginning on page 7. You should carefully consider such risks before deciding to invest in our common stock. In particular, our business would be adversely affected if we do not:

•	achieve or sustain profitability in the future;
•	manage our operations at our current size or manage any future growth effectively;
•	develop, position and price our products and services to meet the energy efficiency market opportunities;
•	enhance and sell the functionality of our current solutions and technology platform to remain competitive and meet customer needs;
•	successfully deploy our solutions in a timely manner;
•	attract, motivate and retain top quality people; or
•	identify at least a minimum threshold of energy savings under some of our long-term service contracts or otherwise meet certain minimum performance standards on our projects.

Corporate Information

Our company was founded in 2002 as a California limited liability company. We converted to a California corporation in February 2004, and reincorporated in Delaware in March 2010. Our principal executive offices are located at 150 Paularino Avenue, Suite A120, Costa Mesa, California 92626 and our telephone number is (866) 377-7834. Our website is located at www.epsway.com. The information on, or accessible through, our website does not constitute part of, and is not incorporated into, this prospectus.

The EPS design logo, the REPS design logo, EPSTM, EPS POWERSAVERTM, The EPS WayTM, Rebate xChange®, REPS, xChange PointTM and other trademarks or service marks of EPS appearing in this prospectus are the property of EPS. Solely for convenience, our trademarks, trade names and service marks referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks.

This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

The Offering

Common stock offered
Shares
Underwriters’ option to purchase additional shares
We expect to grant the underwriters an option, exercisable upon notice to us, to purchase up to additional shares of common stock at the offering price to cover over-allotments, if any, for a period of 30 days from the closing of the offering.
Common stock outstanding after this offering
Shares
Use of proceeds
We intend to use the net proceeds from this offering, together with cash flow from operations, to fund the expansion of xChange PointTM, for working capital, and for other general corporate purposes, which may include the repayment of indebtedness. We may also use a portion of the net proceeds from this offering to expand our current business through acquisitions of other companies, assets or technologies. There are no agreements or commitments with respect to any such transaction at this time. See “Use of Proceeds” on page 25 of this prospectus for more information.
Listing and trading symbol
We intend to apply to list our common stock on under the symbol “ .”

Unless otherwise indicated or the context otherwise requires, the number of shares of common stock to be outstanding immediately after this offering is based upon     shares of common stock outstanding as of     , 2010, and excludes:

•	shares of common stock issuable upon the exercise of warrants outstanding as of , 2010, at a weighted average exercise price of $ per share;
•	shares of common stock issuable upon the exercise of options outstanding as of , 2010, at a weighted average exercise price of $ per share; and
•	shares of common stock reserved for future issuance under our equity compensation plans.

Unless otherwise indicated, all information in this prospectus assumes:

•	an initial public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus;
•	the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 22,889,976 shares of common stock immediately prior to the closing of this offering;
•	a one-for- reverse stock split that will take place immediately prior to the closing of this offering; and
•	no exercise of the over-allotment option granted to the underwriters.

Summary Consolidated Financial and Other Data

The following tables present a summary of our financial information. You should read this information together with our consolidated financial statements included elsewhere in this prospectus and the information “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. The summary consolidated statement of operations data for each of the years in the three-year period ended December 31, 2009, and the summary consolidated balance sheet data as of December 31, 2009 and 2008, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements have been prepared in U.S. dollars in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP. Historical results are not necessarily indicative of the results of operations to be expected for future periods.

Consolidated statement of operations data ($ in thousands):

	December 31,
	2009	2008	2007
Total revenues	$12,024	$17,364	$6,569
Cost of revenues	11,272	17,750	5,346
Gross profit (loss)	752	(386)	1,223
Operating expenses	14,426	9,622	1,897
Operating loss	(13,674)	(10,008)	(674)
Other expense	(1,153)	(151)	(151)
Loss before income taxes	(14,827)	(10,159)	(825)
Provision for income taxes (income tax benefit)	53	(441)	460
Net loss	$(14,880)	$(9,718)	$(1,285)

Consolidated balance sheet data ($ in thousands):

	As of December 31,
	2009	2008
Cash and cash equivalents	$16,874	$4,562
Total assets	41,967	25,359
Total debt	12,356	10,644
Total redeemable convertible preferred stock(1)	50,084	—
Total stockholders’ equity (deficit)	(27,260)	6,329

(1)	The shares of convertible preferred stock will automatically convert into shares of our common stock immediately prior to the closing of this offering.

RISK FACTORS

Investing in our common stock involves risk. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus, including our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The risks described below are those which we believe are the material risks we face. Any of the risks described below could significantly and adversely affect our business, prospects, financial condition and results of operations. As a result, the trading price of our common stock could decline and you may lose part or all of your investment. Additional risks and uncertainties not presently known to us or not currently believed by us to be material may also impact us.

Risks Related to Our Business

We have incurred significant operating losses in our recent history and may not achieve or sustain profitability in the future.

We have incurred significant operating losses in our history, with $14.9 million in 2009, $9.7 million in 2008 and $1.3 million in 2007. As of December 31, 2009, we had an accumulated deficit of $27.4 million. We have also experienced negative cash flow from operations in our recent history, and expect to continue to incur operating losses in future periods. We are a company in the growth stage that has incurred significant expenditures in the past and anticipates incurring significant expenditures in the future.

To operate at a profit with positive operating cash flows, we must increase sales and maintain or improve our margins. To do so, we may be required to reduce the prices of our solutions, cut costs or increase our operating efficiency. If we reduce prices, we may not be able to reduce costs sufficiently to achieve desired profit margins. Our revenue growth may be slower or our operating costs higher than projected, we may not achieve profitability in the future, or if we achieve profitability in the future, we may not be able to sustain it.

Our revenues have historically been concentrated with a few large customers. If we lose one or more of these customers, our business, results of operations and financial condition could be materially adversely affected.

Due to the comprehensive nature of our end-to-end solutions, our top customers have relied upon us for many of their energy solutions and we have focused significant efforts on providing these solutions to them. In 2009 and 2008, two customers accounted for approximately 78% and 91% of our consolidated revenue, respectively. Our top 10 customers accounted for approximately 99% of our total revenue in each of 2009 and 2008. We expect that xChange PointTM contracts will become a greater component of our total revenue in the near term and that such customers will rely on us to implement energy savings solutions that we identify. In the past, when we have shifted our top customers to alternative and renewable energy sources, the related construction revenue is often concentrated within one or two years and comprises a significant portion of our total energy services revenues. As a result of these factors, we may experience more customer concentration in any given future period. The loss of, or substantial reduction in sales to, any of our top customers could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to develop, position and price our products and services to meet the energy efficiency market opportunity, our growth and results of operations would be adversely affected.

Realizing the potential of energy efficiency has been challenging because there have been perceived risks associated with the performance of relatively new energy efficiency measures, incentives to implement energy efficiency measures have been split between the party designing, constructing or purchasing a building or piece of equipment and the party that pays the operating costs for such equipment, and energy prices do not reflect the full costs imposed on society by energy production and consumption. Further, the investment in time and resources required to adequately measure and interpret energy consumption information, as well as verify savings from implemented energy efficiency retrofits, has been prohibitive for many organizations that might otherwise be interested in pursuing energy efficiency. Our success depends on market acceptance of the need to implement energy efficiency measures and our ability to develop, position and price our products and services to enable organizations to pursue energy efficiency.

The longevity of our business depends in part on our ability to enhance and sell the functionality of our current solutions and technology platform to remain competitive and meet customer needs.

The market for energy management software, systems and renewable energy sources is relatively new and is characterized by rapid technological obsolescence, frequent new entrants, uncertain product life cycles, fluctuating customer demands, and evolving industry and government energy-related standards and regulations. We may not be able to successfully develop and market new, reliable, efficient clean intelligent energy solutions that comply with present or emerging demands, regulations and standards on a cost-effective basis. The development of new software requires significant research, development, testing cycles and investment, and there is no guarantee that the software we have developed or will ultimately develop will outpace that of our competitors.

Our longevity is also dependent on our ability to sell and increase subscriptions to advanced versions of our technology platform that contain added functionality. This may require us to refine or ramp up our sales efforts, which will require us to incur additional costs.

We may not be able to successfully deploy our solutions in a timely manner.

Our growth will largely depend on our ability to successfully deploy our xChange PointTM solutions across a large portfolio of customer facilities and an expanded geography that may require international deployment. Our ability to successfully deploy xChange PointTM depends on many factors, including, among others, our ability to:

•	properly staff, incentivize and mobilize personnel and subcontractors, including our installation and technology specialists;
•	obtain upfront payment from our customers and additional financing to cover our installation and other internal costs;
•	expand and improve our technology infrastructure to support the data transmission load from numerous customers and sites; and
•	procure parts and equipment used in our systems, the availability of which is not within our control.

If we cannot successfully deploy our xChange PointTM systems for multiple sites and customers in an expanded geography, it could have a material adverse effect on our results of operations and financial condition.

Our energy monitoring service is immature and volatile, and if it develops slower than we expect, our business could be harmed.

The market for our services is not as mature as the market for other non-energy enterprise software solutions, and it is uncertain whether our services will achieve and sustain high levels of demand and market acceptance. If enterprises do not perceive the benefits of our services, then the market for these services may not develop at all, or it may develop more slowly than we expect, either of which would significantly adversely affect our operating results. In addition, we may make errors in predicting and reacting to relevant business trends, which could harm our business. Our future success may also depend on the willingness of third-party developers to build applications that are complementary to our services. Without the development of these applications, both current and potential customers may not find our services sufficiently attractive.

Our failure or inability to obtain or protect our intellectual property rights could weaken our competitive position.

We currently rely on a combination of trademarks and unfair competition laws, as well as confidentiality procedures and licensing and other contractual arrangements, to establish and protect our intellectual property rights. We have obtained and applied for some U.S. and foreign trademark registrations. We have filed an application in the United States for a patent on our xChange PointTM technology, which is pending approval, and we have also filed additional applications for patents on technology related to xChange PointTM in the United States and several foreign countries. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims.

Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge these patents. Additionally, we cannot be assured that obstacles will not arise as we further enhance our xChange PointTM system and solutions and the geographic scope of our sales and marketing. We cannot be assured that the steps taken by us to obtain and protect our intellectual property rights will be adequate to prevent infringement of such rights by others, including imitation of our products and misappropriation of our brand. In addition, intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our intellectual property rights as fully as in the United States, and it may be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in these countries. If we fail to protect and maintain our intellectual property rights, the value of our brand could be diminished and our competitive position may suffer.

Our proprietary rights could potentially conflict with the rights of others and we may be prevented from selling some of our products.

Third parties may assert intellectual property claims against us, particularly as we expand our business and the number of products we offer. Our defense of any claim, regardless of its merit, could be expensive and time consuming and could divert management resources. Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. In addition, resolution of claims may require us to redesign our products, license rights from third parties or cease using those rights altogether.

Our business depends on our ability to identify at least a minimum threshold of energy savings under some of our long-term service contracts or otherwise meet certain minimum performance standards on our projects.

Some of our long-term xChange PointTM contracts require that we identify at least a specified amount of energy savings to provide an adequate return on investment, or ROI, to our customers. We may have to perform additional services to enable us to identify the adequate amount of savings for the customer. Moreover, if our customers’ expected ROI is not achieved, our customers may cancel or not renew their service agreements.

When we shift our customers to on-site clean generation, or when we implement controls and other measures that shift load off the utility’s electric grid from peak to non-peak periods and are either paid per unit of load shifted or are awarded incentives for them, we are required to measure and verify the performance against baseline metrics or the amount of load shifted. We believe our solutions generally are capable of achieving such load reduction, but we cannot guarantee that the utility or third parties performing the measurement and verification tests will agree with our assessments. If we fail to accurately predict profitability, or the level of profitability on such projects, or fail to meet the performance standards and are required to pay liquidated damages, our results of operations will be adversely affected and our credibility could be tarnished.

Most of our large energy projects, particularly those under fixed-price contracts, also require us to complete the projects by a scheduled date. We also sometimes agree to provisions that the completed project will achieve certain minimum technical performance standards. From time to time we may enter into contracts in which we have not previously completed projects of the same caliber and scope. If we fail to complete the technical requirements of our projects on schedule, we may be liable to pay liquidated damages and incur cost overruns to remedy the performance deficiency. In such cases, the total cost of the project could exceed our original estimates and we could experience reduced profits or, in some cases, a loss for that project.

Any decline in service renewals, projects, or other business resulting from our performance could cause a decline in revenue and harm our future operating results.

Customer renewal rates, number of subscriptions and the duration of contracts may decline or fluctuate as a result of a number of factors, including customers’ level of satisfaction with our products, the prices of our products, the prices of products and services offered by our competitors or reductions in our customers’ spending levels. Some of our xChange PointTM contracts contain clauses that allow our customers to terminate their contracts prior to the conclusion of their initial subscription periods, which are typically 36 to 60 months.

If our customers do not renew their maintenance arrangements or if they renew them on less favorable terms, or if we have to incur additional cost to deliver the desired service levels, our results of operations and financial condition may be materially adversely affected.

Problems with our IT infrastructure and software could cause disruption to our business, harm our reputation, and cause us to lose revenue and incur additional costs to remedy.

We rely on our IT infrastructure, software, the Internet, xChange PointTM systems, metering equipment and other electronic devices we have sold to customers to work together to function properly to collect, transmit, host, and report energy data. Although the functionality of the hardware and underlying software is tested prior to release, software and Internet-based solutions frequently contain glitches and security flaws. To detect, diagnose and correct any such flaws is often time consuming and costly. Glitches in the software, inaccurate data or failure of IT infrastructure or equipment could cause inaccurate or incomplete reporting of energy data used by us to identify savings opportunities for our customers, which could lead us to recommend inadequate or incorrect solutions, cause our customers to cancel or not renew our long-term service agreements or delay or withhold payment to us, result in warranty or product liability claims, and could harm our credibility and result in a decline of future sales of our solutions.

We have grown rapidly in recent years and we have limited operating experience at our current scale of operations; if we are unable to manage our operations at our current size or manage any future growth effectively, our service levels and financial performance may suffer.

We have expanded our operations rapidly since our inception in 2002, and we have limited operating experience at our current size. Our revenue increased from $1.3 million in 2004 to $17.4 million in 2008, a compound annual increase of approximately 87.9%. In 2009, we launched a new product, xChange PointTM. Our substantial growth to date has placed a significant strain on our management systems and resources. If our operations continue to grow, of which there can be no assurance, we will be required to continue to expand our sales and marketing, product development, deployment, and implementation functions, to upgrade our management information systems and other processes, and to obtain more space for our expanding personnel. Our continued growth could increase the strain on our resources, and we could experience serious operating difficulties, including difficulties in hiring, training and managing an increasing number of employees, difficulties in obtaining sufficient raw materials and equipment to provide our services and to produce our products, and delays in production and shipments.

We operate in a highly competitive industry and if we are unable to compete successfully our revenue and profitability will be adversely affected.

The energy intelligence and solutions market is highly competitive, and as it evolves, we anticipate that competition will increase in volume and intensity. We currently face competition primarily from companies that focus on specific aspects of the energy intelligence and solutions market, many of which are regional contractors that may have more expertise in their area of focus than we do. We also compete against companies that have substantial competitive advantage because of greater name recognition, longer operating histories and larger marketing budgets, as well as substantially greater financial and other resources than us. National or global competitors could enter the market with more substantial financial and workforce resources, stronger existing customer relationships, and greater name recognition. Competitors could focus their substantial resources on developing a more attractive solution set than ours or products with technologies that reduce demand for energy beyond what our solutions can mitigate and at cheaper prices.

Competition also places downward pressure on our contract prices and profit margins, which presents us with significant challenges in our ability to maintain strong growth rates and acceptable profit margins. If we are unable to meet these competitive challenges, we could lose market share to our competitors and experience an overall reduction in our profits.

Equipment we use in our Engineer-Procure-Construct, or EPC, projects involve significant capital investment and may not provide us or our customers an optimal return on investment.

Our EPC projects often involve expensive equipment that requires significant capital investment by us or our customers. A large percentage of the carrying value of our property, plant and equipment is comprised of such equipment. We derive a significant portion of our revenues from the sale of energy generated by such equipment under long-term contracts. If we do not select equipment that will help us optimize the return on investment and operating efficiencies, while avoiding problems associated with unproven technologies, we may not realize a long-term profit on such projects.

Our EPC projects sometimes require us or our subcontractors to work in hazardous conditions and remediate environmental hazards caused by our activities, which could result in claims against us.

When we shift our customers to renewable energy sources or retrofit their facilities, we typically assume responsibility for remediating any environmental hazards either caused by our activities or inherent in the retrofitting process. This may require us or our subcontractors to remove and dispose of any hazardous materials or waste. Failure to adhere to property safety standards and procedures or our negligence or the negligence of our subcontractors in handling such materials could result in serious personal injury and could expose us to claims. We cannot guarantee that our insurance providers would cover all or a portion of any losses from such claims or that we will have adequate resources to defend ourselves against such claims or in the event we are required to pay damages.

We are dependent on third parties to complete substantial work under our contracts. Failure of third parties to provide quality products or services in a timely manner could cause delays in delivery of our solutions.

A substantial portion of work performed under our contracts, including certain installation, construction and maintenance operations, is performed by third-party subcontractors we hire. We also rely on third-party equipment manufacturers or suppliers to provide a significant amount of the equipment and materials used for our projects. Any delay or interruption in the work performed by third parties, our failure to hire qualified subcontractors or any defect or delay in delivering equipment or products provided to us by third parties, could adversely affect our ability to successfully complete a project. Furthermore, if such third parties fail to fulfill their contractual obligations to provide materials, equipment or labor on schedule, we may have to expedite delivery from alternate sources. During the current economic downturn, third parties may be more likely to experience financial difficulties and not be able to provide the products and services essential to our solutions. Any of these events could result in excess costs beyond our estimates, damage our reputation with existing or potential customers, and payment by us of liquidated damages or penalties.

If we are unable to form teaming arrangements, our ability to compete for and win certain contracts may be negatively impacted.

In our businesses, either acting as a prime contractor, a subcontractor or as a member of a team, we may join with other firms to form a team to compete for a single contract. Because a team can offer stronger combined qualifications than any firm standing alone, teaming arrangements can be very important to the success of a particular contract bid process or proposal. The failure to maintain such relationships in certain markets may impact our ability to win work.

Our revenues are, in part, derived from our relationships with utilities and other energy service providers. If we lose revenues from these sources, our business and results of operations could be materially adversely affected.

We work with electric power grid operators, public utilities, and other energy service providers to develop and implement programs to optimize the balance of energy supply and demand and thereby reach and attract a broader customer base. Historically we have received a significant amount of business by participating in, developing, and implementing load reduction measures for customers of utilities in regions where there is a shortage of electricity. If we fail to maintain our relationships with these operators, utilities and providers, if any of the foregoing favor our competitors, or if the balance of energy supply and demand changes, our business and results of operations will be materially adversely affected.

We expect that our revenue will fluctuate, which could cause our stock price to decline.

Our revenues, and particularly our revenues that may be derived from contracts that we enter into in the future for our xChange PointTM solutions, may fluctuate significantly on a quarterly basis due to the timing of sales of our solutions. In particular, our xChange PointTM solution is a relatively new product with an untested sales cycle time. A slowdown in energy efficiency spending or economic conditions generally can unexpectedly reduce the volume of our sales in a particular period as purchasing decisions are delayed, reduced in amount or cancelled. Our sales can also be affected by the tendency of some of our customers to wait until the end of a fiscal period in the hope of obtaining more favorable terms. Period-to-period comparisons of our revenues, operating results and cash flows may not be meaningful and should not be relied upon as an indication of future performance.

Because we recognize revenue from subscriptions for our service over the term of the subscription, downturns or upturns in sales may not be immediately reflected in our operating results.

We receive payment and recognize revenue from xChange PointTM services ratably over the term of their respective subscription agreements, which are typically 36 to 60 months. Accordingly, the effect of significant downturns in sales and market acceptance of our service, and potential changes in our rate of renewals may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term.

We bear the risk of cost overruns in a majority of our energy project contracts, which we may not be able to recover from our customers, which could result in reduced profits or losses.

A majority of our energy projects are under guaranteed maximum price or fixed-price contracts, from which we bear significant risk of cost overruns. We establish our contract prices during the proposal process using cost and scheduling estimates which are based on numerous assumptions about future economic conditions, prices and availability of equipment, materials, and labor. Such contracts may be executed over a period of several months or years subsequent to the initial proposal. Our estimates may vary from actual costs for reasons due to unanticipated circumstances or technical problems such as difficulties obtaining permits or approvals, disagreement with owners on project scope, design flaws, equipment failure, nonperformance by our suppliers or subcontractors, increased cost or decreased availability of equipment, materials and labor, market conditions for electricity, fuel, and weather and other delays or regulatory changes. If we fail to adjust our contract prices to changed assumptions or our estimates are inaccurate, and we are unable to recover such costs from our customers, it could result in reduced profits or losses on such contracts.

If the timing of our operating expenses is not aligned with our revenues, it could have a material adverse affect on our business, results of operations and financial condition.

Our operating expenditures, including employee compensation, consultant fees and property rental costs, may be incurred in advance of revenue recognition. Our annual spending is based in part on our expectations of future revenues. As a result, if revenues are lower than expected for a given period, we may not be able to proportionately reduce operating expenses for that period. For example, if our customers cannot pay for deployment of our xChange PointTM systems upfront or finance it via third parties, we will incur substantial costs to deploy them prior to receipt of payment. Additionally, the terms of these arrangements may require us to recognize revenue ratably over the service period of the contract under U.S. GAAP, which does not correspond to the pattern in which we incur related costs.

Outages or other interruptions in the operations of our CHP plants could result in a material adverse effect on our business, results of operations and financial condition.

In 2009, revenues from energy sales comprised 39% of our total revenues and are concentrated with our top customer. Our power generation sales are dependent upon the proper functioning of our CHP plants, in which we have made substantial investments. Outages resulting from equipment failures have occurred in the past and could occur in the future if we or any of our subcontractors fail to adequately engineer, maintain, secure, and properly operate our CHP plants, or if they malfunction, or are damaged or destroyed by factors beyond our control. Disruptions in our power generation service due to equipment failure, damage, or destruction could cause us to lose credibility with our customers, and would result in a loss of revenues or result in significant cost to diagnose, repair and replace.

If we are unable to recover claims against project owners for payment, our financial condition could suffer.

From time to time, particularly on our fixed price contracts, we may only be able to recover cost overruns resulting from owner-caused delays and changes in project scope via claims against project owners.

Frequently such claims are subject to prolonged arbitration or litigation proceedings for which the recovery amount, if any, may be difficult to predict. We may invest significant working capital to cover cost overruns in order to complete the project.

If we experience delays and/or defaults in customer payments, we could suffer liquidity problems or we could be unable to recover all expenditures.

Because of the nature of our contracts, we sometimes commit resources to projects prior to receiving payments from the customer in amounts sufficient to cover expenditures as they are incurred. Delays in customer payments may require us to make a working capital investment. If a customer defaults in making its payments on a project in which we have devoted significant resources, it could have a material negative effect on our results of operations or liquidity. During the current economic downturn, our customers may be more likely to delay or default on payments.

We are dependent upon our management team and development and operations personnel, and the loss of one or more key employees or groups could harm our business and prevent us from implementing our business plan in a timely manner.

Our success depends substantially upon the continued services of our executive officers and other key members of management. We are also substantially dependent on the continued service of our existing development and operations personnel because of the complexity of our service and technologies. Our executive officers, key management, development or operations personnel could terminate their employment with us at any time. The loss of one or more of our key employees or groups could seriously harm our business.

Our success is dependent upon our ability to hire, retain, mobilize and utilize qualified personnel and subcontractors.

The complexity, nature and wide range of the solutions we sell require superior sales, financial, engineering, IT and project management skills to successfully price, develop and deliver services in line with customer expectations. As a result, our success is dependent upon our ability to hire, retain, mobilize and utilize highly skilled personnel and subcontractors from multiple disciplines. Competition for such personnel and subcontractors is intense, especially for programmers with high levels of experience in designing and developing software and Internet-related services and senior sales executives. We have from time to time in the past experienced, and we expect to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

Failure to adequately expand our direct sales force and develop and expand our indirect sales channel will impede our growth.

We continue to be substantially dependent on our direct sales force to obtain new customers, particularly large enterprise customers, and to manage our customer base. Individuals we hire to be a part of our direct sales force require significant training and may, in some cases, take more than a year before they achieve full productivity. Our recent hires and planned hires may not become as productive as we would like, and we may be unable to hire sufficient numbers of qualified individuals in the future in the markets where we do business. If we are unable to hire and develop sufficient numbers of productive direct sales personnel, sales of our services will suffer and our growth will be impeded.

In addition, we plan to develop and expand our indirect sales channel by engaging third-party resellers. Because of our enterprise-wide service model, the structuring of such relationships is complex and requires the investment of significant business, financial and other resources. Our financial results could be adversely affected if contracts with channel participants were terminated, if relationships with channel participants were to deteriorate, if any of our competitors enter into strategic relationships with or acquire a significant channel participant or if the financial condition of our channel participants were to weaken. There can be no assurance that we will be successful in maintaining, expanding or developing our relationships with channel participants. If we are not successful, our growth will be inhibited and we may lose sales opportunities, customers and revenues.

Interruptions, delays or security breaches in our data center hosting facilities could impair the delivery of our solutions, result in losses of revenues, cause us to incur legal and other costs to remedy, and our business and reputation will suffer.

We currently serve our xChange PointTM customers from a single company-owned data center hosting facility located on the west coast of the United States. We are in the process of exploring hosting and standby facilities in other geographic regions. Expansion of our hosting and standby facilities may require us to transfer data from existing data centers and rely on third-party facilities to host our data. Although we have measures to backup and protect data being transferred, data could be lost or the transfer could cause delays in delivery of our service, which could cause our customers to believe our solutions are unreliable and cause them to cancel or not renew their contracts, cause us to issue credits or reduce our fees and ultimately hinder our ability to sell our solutions to new customers. While we will endeavor to take precautions to prevent data loss, a decision to close the hosting facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our service.

Our data centers, which store, backup and transmit proprietary and confidential customer data, may also be susceptible to security breaches or sabotage that could expose us to risk of loss or theft of data. Security breaches may occur as a result of unauthorized access by third parties, unintentional disclosure of sensitive information by our employees or other errors by our employees, including during data transfer to backup or expanded facilities. If the security and confidentiality of our customers’ data is compromised, customers could lose confidence in our solutions and we could lose revenues, be subject to litigation and incur significant cost to implement measures to prevent future security breaches.

Our backlog may not be a reliable indicator of our future earnings.

We cannot guarantee that our projected revenue backlog will be the ultimate amount realized or will be profitable in future periods. Some of our contracts contain termination for convenience clauses. The amount of revenue and profits that we earn in future periods may be lower than projected if projects are cancelled, delayed or reduced in scope by our customers or by other factors beyond our control. Further, poor performance on current projects could result in deterioration of revenue or profits from our backlog.

Our previously recorded revenue or profits could be reduced or reversed if our estimates materially change under our percentage-of-completion accounting method for projects.

We measure and realize our revenue and profits on our fixed price projects, which make up a significant portion of our business, according to the percentage-of-completion accounting method measured by the percentage of costs incurred to date compared to estimated total costs at completion for each project. Our ability to make reasonably dependable estimates of the extent of progress toward completion, contract revenues and contract costs is an important aspect of this accounting method. We may revise estimates due to changes in project scope, unanticipated cost overruns and other factors. Actual cost may vary from previous estimates, which may result in reductions or reversals of previously recorded revenue and profits in any given period.

Personal injury, product liability and other claims against us could have a material adverse effect on our business, results of operations and financial condition.

If our solutions cause serious bodily injury or property damage or otherwise fail to perform as expected, we could be exposed to personal injury or product liability claims. Some of our products use or generate electricity, heat, steam, hot water, emissions, natural gas and other hazardous materials and could result in substantial personal injury to our employees or third parties, or environmental hazards if we fail to adhere to adequate safety and environmental standards and procedures, or if equipment malfunctions due to improper installation, manufacturing defects, or other causes beyond our control. Additionally, since our technology platform and some of our solutions are new, we cannot predict whether or not product liability claims will be brought against us in the future and harm our reputation and business. We cannot guarantee that our insurance providers would cover all or a portion of any losses from such claims or that we will have adequate resources to defend ourselves against such claims or pay damages.

Our loan agreements contain financial covenants and operating restrictions that may limit our access to credit. If we fail to adhere to such covenants and restrictions, we could be required to repay all or a portion of our indebtedness.

We have pledged certain assets as collateral or security under our loan agreements, which also require us to comply with certain financial covenants. We have been in violation of such covenants in the past and we could violate such covenants in the future. We have previously obtained waivers for past violations, but we cannot guarantee that the lenders will waive future violations and would not compel us to repay our indebtedness or pursue legal attachment of our assets.

The terms of our loan and security agreements restrict our ability to perform certain actions that would limit our access to credit, such as incurring additional debt or issuing stock, without consent of the other parties involved. If we are unable to obtain their consent when required, it could have a material adverse impact on our liquidity.

We may need to raise additional capital to grow our business, and we may not be able to raise capital on terms acceptable to us or at all.

Operating our business and maintaining our growth efforts, particularly involving xChange PointTM, will require significant cash outlays, capital expenditures and commitments. If cash on hand and cash generated from operations and this offering are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through debt or equity financings, to fund our business and growth. Any additional financing that we may require in the future may not be available at all or, if available, may be on terms unfavorable to us. Our inability to finance our growth, either internally or externally, would limit our growth potential and our ability to implement our business strategy.

Our ability to use our net operating loss carry forwards could be subject to additional limitation if our ownership has or will change by more than 50%, which could potentially result in increased future tax liability.

We intend to use our U.S. net operating loss carry forwards to reduce any future U.S. corporate income tax liability associated with our operations. Section 382 of the U.S. Internal Revenue Code of 1986, as amended, generally imposes an annual limitation on the amount of net operating loss carry forwards that may be used to offset taxable income when a corporation has undergone significant changes in stock ownership. We have not determined whether such ownership change has previously occurred. It is possible that this offering, either on a standalone basis or when combined with past or future transactions (including, but not limited to, significant increases during the applicable testing period in the percentage of our stock owned directly or constructively by (i) any stockholder who owns 5% or more of our stock or (ii) some or all of the group of stockholders who individually own less than 5% of our stock), will cause us to undergo one or more ownership changes. In that event, our ability to use our net operating loss carry forwards could be adversely affected. To the extent our use of net operating loss carry forwards is significantly limited under the rules of Section 382 (as a result of this offering or otherwise), our income could be subject to U.S. corporate income tax earlier than it would if we were able to use net operating loss carry forwards, which could result in lower profits.

Unanticipated changes in our effective tax rate could adversely affect our future results.

We are subject to income taxes in the United States and our domestic tax liabilities are subject to the allocation of expenses in differing jurisdictions.

Our effective tax rate has fluctuated over the past fiscal year. The tax rate is affected by changes in the mix of earnings and losses in countries with differing statutory tax rates, certain non-deductible expenses arising from stock option compensation and the valuation of deferred tax assets and liabilities. Increases in our effective tax rate could materially affect our net results.

The current worldwide financial crisis will likely affect a portion of our customer base, subcontractors and suppliers and could materially affect our backlog and profits.

The current worldwide financial crisis has reduced the availability of liquidity and credit to fund or support the continuation and expansion of industrial business operations worldwide. Continued disruption of the credit markets could adversely affect our customers’ or our own borrowing capacity, which support the continuation and expansion of projects, and could result in contract cancellations or suspensions, project delays, payment delays or defaults by our customers. In addition, in response to current market conditions, customers may choose to make fewer capital expenditures, to otherwise slow their spending on our services or to seek more favorable contract terms.

Acquisitions present many risks, and we may not realize the financial and strategic goals that were contemplated at the time of a transaction.

We intend to target strategic acquisitions that complement and expand our end-to-end solutions-based offerings, technology, customer base, and geographic territory. Such acquisitions or any other acquisitions involve risks and uncertainties, which may be heightened by such factors as lack of experience operating in the geographic market or industry sector of the acquired business, delays and challenges associated with integrating the business with our existing businesses, diversion of management’s attention from daily operations of the business, potential loss of key employees and customers of the acquired business, and performance problems with the acquired business’ technology. Even when an acquired business has already developed and marketed products and services, there can be no assurance that all pre-acquisition due diligence will have identified all possible issues that might arise with respect to such acquired assets. In addition, we may not achieve the growth prospects and synergies expected from any acquisition.

Any acquisition may also cause us to assume liabilities, record goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential impairment charges, incur amortization expense related to certain intangible assets, increase our expenses and working capital requirements, and subject us to litigation.

These and other factors could harm our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition, and could adversely affect our business, financial condition and results of operations.

In the event we make acquisitions using our stock as consideration, we could dilute share ownership.

We intend to grow our business not only organically but also potentially through acquisitions. One method of paying for acquisitions or to otherwise fund our corporate initiatives is through the issuance of additional equity securities. The issuance of additional equity securities could dilute our earnings per share and stockholders’ percentage ownership.

Charges to earnings resulting from acquisitions may adversely affect our operating results.

In fiscal 2009, we were required to adopt FASB Statement No. 141 (revised 2007), Business Combinations and FASB Staff Position FAS 141(R)-1 Accounting for Assets Acquired and Liabilities Assumed in a Business Combinations That Arise from Contingencies, as codified into FASB Accounting Standards Codification, or ASC, Topic 805, Business Combinations; however we have not yet had an applicable business acquisition. Accounting for our business acquisitions pursuant to ASC Topic 805 is significantly different than how companies have historically accounted for business acquisitions under existing accounting principles. The more significant differences include how we account for restructuring liabilities associated with an acquisition, costs incurred to effect the acquisition, changes in estimates of income tax valuation allowances and liabilities for uncertain tax positions associated with an acquisition, and how we reflect goodwill adjustments in comparative financial statements, among others.

For any business combination that is consummated pursuant to ASC Topic 805, we will recognize the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in acquired companies generally at their acquisition date fair values and, in each case, separately from goodwill. Goodwill as of the acquisition date is measured as the excess amount of consideration transferred, which is also generally measured at fair value, and the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed. Our estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. After we complete an acquisition, the following factors could result in material charges and adversely affect our operating results and may adversely affect our cash flows:

•	costs incurred to combine the operations of companies we acquire, such as employee retention, redeployment or relocation expenses;
•	impairment of goodwill or intangible assets;
•	amortization of intangible assets acquired;
•	a reduction in the useful lives of intangible assets acquired;
•	identification of assumed contingent liabilities after the measurement period (generally up to one year from the acquisition date) has ended;
•	charges to our operating results to eliminate certain duplicative pre-merger activities, to restructure our operations or to reduce our cost structure;
•	charges to our operating results due to changes in deferred tax asset valuation allowances and liabilities related to uncertain tax positions after the measurement period has ended;
•	charges to our operating results resulting from expenses incurred to effect the acquisition; and
•	charges to our operating results due to the expensing of certain stock awards assumed in an acquisition.

Substantially all of these costs will be accounted for as expenses that will decrease our net income and earnings per share for the periods in which those costs are incurred. Charges to our operating results in any given period could differ substantially from other periods based on the timing and size of our future acquisitions and the extent of integration activities.

Natural disasters, acts of terrorism, or other catastrophic events beyond our control could disrupt our operations and cause delays in delivery of our solutions.

Our corporate headquarters, regional office, data center and some of our CHP plants are located in California and are especially vulnerable to disruption by earthquakes. We do not carry earthquake insurance. Additionally, our xChange PointTM, renewable energy and other solutions are deployed at multiple customer facilities across the United States, including California. Any or all of our operations could be subject to earthquakes and other natural disasters, telecommunications failures and power outages, acts of terrorism or other catastrophic events beyond our control, any of which could make it difficult or impossible for us to deliver our solutions, reduce demand for our solutions or result in substantial costs to resume our operations.

Risks Related to Our Industry

Fluctuating commodity prices could adversely affect our profitability and results of operations.

Our energy sales revenues are in part dependent on the market selling price of electricity of our customers’ utilities and a significant portion of our CHP plants’ cost of operations is from natural gas. Market prices for commodities such as electricity and natural gas tend to materially fluctuate. Pricing of electricity by utilities is typically set ahead of time and may be artificially depressed by governmental regulation or influenced by supply and demand imbalances in the territory. There is currently an excess supply of natural gas in the United States which has recently reduced the price of natural gas. However, in the future, that supply could dwindle or demand may increase as a result of oversupply from an increase in renewable energy generation capacity in the market or from other factors outside our control. Some of our customers purchase electricity on the spot market, which may from time to time be particularly low, depressing our electricity revenue sales.

Our CHP plants are subject to state air quality regulations which could adversely affect our results of operations.

As owner and operators of CHP and renewable energy generating plants in the United States, we may be subject to regulation by state and regional air quality regulations, and other regulatory groups in the states we operate in. From these agencies, we often obtain permits to operate our plants on an annual or bi-annual basis. If we are unable to obtain or renew such permits, our results of operations and financial condition could be materially adversely affected.

Existing and future anticipated greenhouse gas and carbon legislation could adversely affect profitability of our CHP plants or render our technology platform obsolete if we cannot develop software to help our customers comply with new regulations.

Environmental laws and regulations in the states where we own and operate our CHP plants have become stricter with time and this trend is continuing. Ten northeast and mid-Atlantic states, including a state in which we own and operate CHP plants, are participants in the Regional Greenhouse Gas Initiative, or RGGI. The RGGI is currently implementing the first mandatory cap-and-trade program in the United States, in which power producers receive or purchase via auction allowances to emit CO2 and other greenhouse gases, or GHGs. The legislature of the State of California, a state in which we own and operate CHP plants, passed Assembly Bill 32, which places a statewide cap on GHG emissions and requires the state to return to 1990 emission levels by 2020. Plans to implement this legislation are currently being created. Additionally, several climate change bills were recently introduced into Congress that impact industries outside of power generation. Federal legislation may be passed in the near future mandating a cap-and-trade program or a carbon tax on each unit of CO2 or GHG emitted in excess of specified limits. As a result of current and future legislation, we may be required to purchase allowances for or pay taxes on emissions. Furthermore, our long-term Power Purchase Agreements with customers, which were executed prior to GHG emissions regulations, also contain provisions that require us to cover the costs of satisfying any environmental obligations and do not contain applicable “change in law” provisions that would allow us to pass on the carbon allowances or taxes.

As this legislation and its corollaries are passed, to enforce compliance, our current and potential customers in the industrial sector may be required to measure and monitor their carbon and other GHG emissions. We have made, and plan to continue to make, significant investments in our technology platform. We may not adequately enhance our technology platform to accommodate all of our customers’ carbon and other GHG emissions compliance requirements before our competitors bring theirs to market. If we are unable to effectively upgrade our technology in time, we may experience losses in revenues from existing customers and in potential to attract new customers.

Environmental, safety and health regulation changes could impose significant additional costs or cause the size of our market to decline.

As a seller of solutions that involve the engineering, procurement, construction, implementation, operation and maintenance of machinery, equipment and controls that often are considered capital improvements to us or our customers, we are subject to numerous environmental, safety and health regulations. If we violate any of the regulations or cause harm to others, the environment or natural resources we may be subject to civil or criminal legal actions or proceedings.

Conversely, if environmental laws and regulations are reduced in number or scope, or the government changes policies regarding the funding, implementation or enforcement thereof, the size of our market could decline.

The economic viability of our owned CHP projects depends on customer demand for electric and thermal power, which creates a risk that our projects will be uneconomic.

We try to mitigate this risk by requiring a minimum energy take from our customers. However, in some cases the required minimum energy take by the customer may be set at too low a volume. In these cases, if our customer experiences a material drop in energy demand from our CHP system, we might not be able to sell as much energy to the customer as originally planned. This could adversely affect our rate of return on these projects.

The economic viability of our owned CHP projects depends on the price spread between natural gas and electricity, and the variability of the prices of these components creates a risk that our projects will be uneconomic.

Volatility in one component of the spread — the cost of natural gas — can be managed to a greater or lesser extent by means of futures contracts, if such contracts are available to us. However, the regional rates charged for both base load and peak electricity services may decline periodically due to a variety of commodity price fundamentals, including an excess of supply capacity and a weakening of demand. Any sustained weakness in electricity prices could significantly limit the market for and the profitability of our CHP services.

Utility regulations may make the market for our Asset Operations business more difficult or less economical, and any slowdown in the utility deregulation process would be an impediment to the growth of our business.

In the past, many electric utility companies have raised opposition to distributed generation, a critical element of our Asset Operations business. Such resistance has generally taken the form of unrealistic standards for interconnection, and the use of targeted rate structures as disincentives to combined generation of on-site power and heating or cooling services. A distributed generation company’s ability to obtain reliable and affordable backup power through interconnection with the grid is essential to our business model. Utility policies and regulations in most states are often not prepared to accommodate widespread on-site generation. Opposition by electric utility companies and unfavorable regulations, where applicable, make our ability to connect to the electric grid at customer sites more difficult or less economical and are an impediment to the growth of our business. Growth of our business could also be adversely affected by:

•	any slowdown or reversal in the utility deregulation process;
•	difficulties in negotiating backup power supply agreements with electric providers in the areas where we intend to do business; and
•	a deceleration in GHG legislation that favors CHP and clean generation alternatives to utility generated power.

Our CHP PPA business is largely unproven and may not be accepted by a sufficient number of customers.

Our CHP power purchase agreement, or PPA, business (i.e., the sale of behind-the-meter energy from our owned CHP plants to our customers) is still in early stage growth. Unresolved issues include the cost of capital required to finance new projects through our two pricing mechanisms. These pricing mechanisms involve either selling electricity to our customers at a fixed discount to their electricity tariff, or passing the commodity exposure to the customer directly. In the first case, we assume the commodity exposure between the cost of natural gas and the price of our customers’ electricity rates. In the second case, we sell energy to our customers at a pass-through variable cost whereby they purchase electricity at a rate equal to the product of the cost of natural gas and the heat rate of our CHP system. Each of these two pricing mechanisms require unique cost of capital risk premiums and there is no assurance that we will be successful in either selling these models to our customers or financing these models in the capital markets.

Risks Related to the Offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

Immediately prior to this offering, there has been no public market for our common stock. An active and liquid public market for our common stock may not develop or be sustained after this offering. The price of our common stock in any such market may be higher or lower than the price you pay in this offering. If you purchase shares of common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay the price that we negotiated with the representatives of the underwriters and such price may not be indicative of prices that will prevail in the open market following this offering.

The price of our common stock may fluctuate significantly and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares in this offering. The market price of our common stock could fluctuate significantly for various reasons, which include:

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the U.S. Securities and Exchange Commission, or SEC;
•	changes in earnings estimates or recommendations by research analysts who may track our common stock or the stocks of other companies in our industry;
•	new laws or regulations or new interpretations of laws or regulations applicable to our business;
•	changes in accounting standards, policies, guidance, interpretations or principles;
•	changes in general conditions in the U.S. and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events;
•	litigation involving our company or investigations or audits by regulators into the operations of our company or our competitors; and
•	sales of common stock by our directors, executive officers and significant stockholders.

In addition, in recent months, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. Changes may occur without regard to the operating performance of these companies. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company.

If securities or industry analysts do not publish research or reports about our business, if they change their recommendations regarding our stock adversely or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who may cover our company downgrade our stock or if our operating results do not meet their expectations, our stock price could decline.

As a public company, we will become subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy, will increase our costs and may divert management attention from our business.

We have historically operated as a private company. After this offering, we will become obligated to file with the SEC annual and quarterly information and other reports that are specified in Section 13 of the Securities and Exchange Act of 1934, as amended, or the Exchange Act. We will be required to ensure that we have the ability to prepare financial statements that are compliant with SEC reporting requirements on a timely basis. We will also become subject to other reporting and corporate governance requirements, including the listing standards of the applicable stock exchange on which our shares may trade and the Sarbanes-Oxley Act of 2002, or SOX, and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. As a public company, we will be required to:

•	prepare and distribute periodic reports and other stockholder communications in compliance with our obligations under the U.S. securities laws and the rules of the applicable stock exchange on which our shares may trade;
•	create or expand the roles and duties of our board of directors and committees of the board;
•	institute more comprehensive compliance and internal audit functions;
•	evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with the requirements of Section 404 of SOX and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board, or PCAOB;
•	involve and retain to a greater degree outside counsel and accountants in the activities listed above;

•	establish and maintain an investor relations function; and
•	establish new internal policies, including those relating to disclosure controls and procedures.

The changes required by becoming a public company will require a significant commitment of additional resources and management oversight that will cause us to incur increased costs and which might place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. In addition, we might not be successful in implementing these requirements.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting and will be subject to other requirements that will be burdensome and costly. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of SOX to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our auditors have issued an attestation report on our management’s assessment of our internal controls.

We are just beginning the costly and challenging process of compiling the system and processing documentation before we perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control is effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal control, we may be unable to report our financial information on a timely basis and may suffer adverse regulatory consequences or violations of the listing standards of the applicable stock exchange on which our shares may trade, and we could lose investor confidence in the accuracy and completeness of our financial reports, each of which would have a material adverse effect on the price of our common stock. Failure to comply with the new rules might make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

Our principal stockholders and their affiliates will continue to own a substantial amount of our stock after this offering, which ownership will give them significant influence over our business.

After this offering, we anticipate that funds affiliated with Altira Group LLC, NGEN Partners and SAM Private Equity AG, all of which are our principal stockholders, will beneficially own approximately,    %,    % and    % of our outstanding common stock, respectively, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock in this offering. As a result, our principal stockholders will have significant influence over the outcome of matters submitted to our stockholders for approval, including the election of directors. Our principal stockholders’ significant ownership also could affect the market price of our common stock by, for example, delaying, deferring or preventing a change in corporate control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. In addition, prior to the completion of this offering, funds affiliated with Altira Group LLC, NGEN Partners and SAM Private Equity AG each had the right to appoint one member to our board of directors.

Sales of outstanding shares of our stock into the market in the future could cause the market price of our stock to drop significantly, even if our business is doing well.

After this offering,      shares of our common stock will be outstanding, assuming no exercise of the over-allotment option. Of these shares, only the      shares of our common stock sold in this offering will be freely tradable, without restriction, in the public market. Our directors, executive officers and certain principal stockholders have agreed to enter into “lock up” agreements with the underwriters, in which they will agree to refrain from selling their shares for a period of 180 days after the closing of this offering, subject to certain extensions. After the lock-up period expires, up to an additional      currently outstanding shares will be eligible for sale in the public market,      of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up period expires, the trading price of our common stock could decline.      and      may, in their sole discretion, permit our directors, officers, employees and current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

In addition, as of     , there were      shares underlying options and warrants that were issued and outstanding, and we have authorized grants of options covering      shares of common stock to employees, directors and consultants at the closing of this offering under our equity compensation plans. These shares will become eligible for sale in the public market to the extent permitted by the provisions of various option and warrant agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our stock could decline.

Shortly after the effectiveness of this offering, we also intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our equity incentive plans. Upon filing the Form S-8, shares of common stock issued upon the exercise of options under our equity incentive plans will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and subject to the lock-up agreements described above.

You will suffer immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

If you purchase common stock in this offering, you will experience immediate and substantial dilution insofar as the public offering price will be substantially greater than the tangible book value per share of our outstanding common stock after giving effect to this offering. For additional information, see the section of this prospectus entitled “Dilution.” The exercise of outstanding options and warrants and any future equity issuances by us will result in further dilution to investors.

We will have broad discretion in applying the net proceeds of this offering and may not use those proceeds in ways that will enhance the market value of our common stock.

We have broad discretion in applying a significant portion of the net proceeds we will receive in this offering. As part of your investment decision, you will not be able to assess or direct how we apply these net proceeds. If we do not apply these funds effectively, we may lose significant business opportunities. Furthermore, our stock price could decline if the market does not view our use of the net proceeds from this offering favorably.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Following the completion of this offering, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, and shares of our authorized but unissued convertible preferred stock. Issuances of common stock or voting convertible preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of convertible preferred stock, likely would result in your interest in us being subject to the prior rights of holders of that convertible preferred stock.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not expect to pay dividends on shares of our common stock in the foreseeable future and intend to use cash to grow our business. Consequently, your only opportunity to achieve a positive return on your investment in us will be if the market price of our common stock appreciates.

Provisions in our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our stock.

Our certificate of incorporation and bylaws that will be effective immediately prior to the closing of this offering contain provisions that could depress the trading price of our stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	authorize the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;
•	provide that stockholders may only remove directors for cause;
•	do not permit cumulative voting;
•	provide that a special meeting of stockholders may only be called by our board of directors or our chief executive officer;
•	provide that action by written consent of the stockholders may be taken only if the board of directors first approves such action;
•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and
•	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors of that corporation has approved the transaction.

Non-U.S. investors may have difficulty effecting service of process against us or enforcing judgments against us in courts of non-U.S. jurisdictions.

We are a company incorporated under the laws of the State of Delaware. Other than two directors who reside outside the United States, our directors and officers reside in the United States. It may not be possible for non-U.S. investors to effect service of process within their own jurisdictions upon our company and those of our directors and officers who reside in the United States. In addition, it may not be possible for non-U.S. investors to collect from our company, its directors and officers, judgments obtained in courts in such non-U.S. jurisdictions predicated on non-U.S. legislation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of financial resources. These forward-looking statements include, without limitation, statements regarding: proposed new programs; expectations that regulatory developments or other matters will not have a material adverse effect on our financial position, results of operations and our liquidity; statements concerning projections, predictions, expectations, estimates or forecasts as to our business, financial and operational results and future economic performance; and statements of management’s goals and objectives and other similar expressions concerning matters that are not historical facts. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	our ability to deploy our solutions and develop new products;
•	our ability to grow revenue, and in amounts greater than our operating and capital expenditures;
•	our ability to evaluate our current and future prospects;
•	access by us and our customers to financing;
•	our ability to keep pace with changes in technology;
•	our ability to protect our intellectual property;
•	competition and competitive factors;
•	the amount of capital expenditures required to grow our business;
•	our ability to comply with government regulation affecting our business;
•	the impact of worldwide economic conditions; and
•	the other factors discussed under the heading “Risk Factors.”

Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds of $     million from our sale of the shares of common stock offered in this offering, or approximately $     if the underwriters’ over-allotment option is exercised in full, assuming an initial public offering price of $     per share, and after deducting the estimated underwriting discounts and commissions and estimated offering costs.

A $1.00 increase (decrease) in the assumed initial public offering price of $     per share would increase (decrease) net proceeds received in this offering by $     million, assuming the number of shares of common stock offered, as set forth on the cover of this prospectus, remains the same.

We expect to use the net proceeds of this offering, together with cash flow from operations, to fund the expansion of our xChange PointTM service, for working capital, and for other general corporate purposes, which may include the repayment of indebtedness discussed below. We may also use a portion of the net proceeds from this offering to expand our current business through acquisitions of other companies, assets or technologies as opportunities arise. There are no agreements or commitments with respect to any such transaction at this time. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds invested will yield a favorable return for us.

The indebtedness that we may repay consists of borrowings under agreements with each of Silicon Valley Bank, Pacific Mercantile Bank and TD Bank, N.A. (formerly known as TD Banknorth, N.A.). Borrowings under our loan and security agreement with Silicon Valley Bank currently bear interest at prime plus 5.0%. This agreement was entered into in December 2009 and the loan matures in December 2012. Borrowings under the loan agreement we entered into in November 2006 with Pacific Mercantile Bank currently bear interest at 7.0% per annum. This loan matures in November 2011. Borrowings under the loan agreement with TD Bank, which was entered into in November 2005 by certain of our subsidiaries, currently bear interest at the London Inter Bank Offering Rate, or LIBOR, plus 2.0% per annum. This loan matures in July 2017. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness.”

DIVIDEND POLICY

We have never declared or paid dividends on our common stock and currently do not anticipate paying any cash dividends on our common stock after the offering or in the foreseeable future. Instead, we currently intend to retain any future earnings to finance the growth, development and expansion of our business. Currently, our ability to pay cash dividends on our common stock is limited by the covenants of our credit facilities and may be further restricted by the terms of any future debt or preferred securities. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, any contractual restrictions, future prospects, applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits, and such other factors as our board of directors may deem appropriate.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of December 31, 2009:

•	on an actual basis;
•	on a pro forma as adjusted basis to reflect:
(i)	the automatic conversion of all outstanding shares of convertible preferred stock into 22,889,976 shares of our common stock immediately prior to the closing of the offering;
(ii)	a one-for- reverse stock split that will take place immediately prior to the closing of this offering;
(iii)	the sale of shares of common stock in this offering (at an assumed initial public offering price of $ per share, and after deducting underwriting discounts and commissions and estimated offering expenses); and
(iv)	the amendment and restatement of our certificate of incorporation in connection with the closing of this offering, which will increase our authorized capital stock.

You should read this table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements included elsewhere in this prospectus.

	As of December 31, 2009
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(In thousands, except share and per share data)
Cash and cash equivalents	$16,874	$	$
Total indebtedness (including short-term indebtedness)	12,356
Redeemable Preferred Stock:
Series A Convertible Preferred Stock: $0.0001 par value; 6,000,000 shares authorized, 5,148,912 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	19,825
Series B Convertible Preferred Stock: $0.0001 par value; 35,000,000 shares authorized, 17,741,064 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	30,259
Stockholders’ Equity (Deficit):
Common stock: $0.0001 par value; 53,000,000 shares authorized, 4,238,644 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding pro forma as adjusted	433
Additional paid-in capital	5
Accumulated other comprehensive loss	(313)
Accumulated deficit	(27,385)
Total stockholders’ deficit	(27,260)
Total capitalization	$52,054	$	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) cash and cash equivalents by $ million, would increase or decrease additional paid-in capital by $ million, and would increase (decrease) total stockholders’ equity (deficit) and total capitalization by $ million, after deducting the underwriting discounts and commissions and the estimated offering expenses.

The share information in the table above excludes, as of December 31, 2009:

•	shares of common stock issuable upon the exercise of warrants outstanding as of , 2010, at a weighted average exercise price of $ per share;
•	shares of common stock issuable upon the exercise of options outstanding as of , 2010, at a weighted average exercise price of $ per share; and
•	shares of common stock reserved for future issuance under our equity compensation plans.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the offering. After giving effect to the automatic conversion of our convertible preferred stock in connection with this offering, our pro forma historical net tangible book value of our common stock as of      was $     million, or $     per share. Historical net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the number of shares of our outstanding common stock.

As of December 31, 2009, our pro forma net tangible book value, after giving effect to automatic conversion of our convertible preferred stock in connection with this offering, was $     million, or $     per share of common stock. After giving effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $     per share (the midpoint of the range set forth on the cover of this prospectus) and after deduction of the estimated underwriting discounts and commissions and estimated offering expenses, our net tangible book value as of December 31, 2009, which we refer to as our pro forma as adjusted net tangible book value, would have been $     million, or $     per share. This represents an immediate increase in net tangible book value of $     per share to our existing stockholders and an immediate dilution of $     per share to purchasers of common stock in this offering. The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of	$
Increase in net tangible book value per share attributable to new investors
Pro forma net tangible book value per share, as adjusted to effect to this offering
Dilution per share to new investors		$

Our pro forma net tangible book value per share, as adjusted to effect to this offering, and the dilution per share to new investors, will change from the amounts shown above if the underwriters’ over-allotment option is exercised.

Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) our net tangible book value after this offering by $     per share and the dilution in net tangible book value to new investors in this offering by $     per share, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

The following table summarizes as of December 31, 2009, on a pro forma as adjusted basis to give effect to the conversion of all outstanding shares of convertible preferred stock, this offering and the use of proceeds thereof, the differences between the number of shares of common stock purchased, the aggregate cash consideration paid and the average price per share paid by existing stockholders and new investors purchasing shares of common stock in this offering. The calculation below is based on an offering price of $     per share (the midpoint of the range set forth on the cover of this prospectus) before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors in this offering					$
Total		100%	$	100%

Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) total consideration paid by new investors in this offering by $     million, assuming the number of shares of common stock offered, as set forth on the cover of this prospectus, remains the same.

The above discussion and tables are based on 4,238,644 shares of common stock issued and outstanding as of December 31, 2009, and exclude:

•	shares of common stock issuable upon the exercise of warrants outstanding as of , 2010, at a weighted average exercise price of $ per share;
•	shares of common stock issuable upon the exercise of options outstanding as of , 2010, at a weighted average exercise price of $ per share; and
•	shares of common stock reserved for future issuance under our equity compensation plans.

To the extent that any outstanding options or warrants are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

You should read the following selected consolidated financial and other data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009, and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the year ended December 31, 2006, and the selected consolidated balance sheet data as of December 31, 2006, have been derived from our consolidated financial statements not included in this prospectus. The selected consolidated statement of operations data for the year ended December 31, 2005, and the selected consolidated balance sheet data as of December 31, 2005, have been derived from our unaudited consolidated financial statements not included in this prospectus. Historical results are not necessarily indicative of the results of operations to be expected for future periods.

	December 31,
	2009	2008	2007	2006	2005 (Unaudited)
	(In thousands of dollars, except share and per share data)
Consolidated statement of operations data:
Energy services revenue	$7,372	$14,110	$5,569	$7,454	$3,410
Energy sales revenue	4,652	3,254	1,000	586	—
Total revenues	12,024	17,364	6,569	8,040	3,410
Cost of revenues	11,272	17,750	5,346	7,771	2,515
Gross profit (loss)	752	(386)	1,223	269	895
Operating expenses:
Selling, general and administrative	14,368	9,360	1,897	852	1,065
Research and development	58	262	—	—	—
	14,426	9,622	1,897	852	1,065
Operating loss	(13,674)	(10,008)	(674)	(583)	(170)
Other income (expense):
Interest expense	(1,112)	(417)	(234)	(156)	(39)
Interest income	28	333	61	14	6
Other income (expense), net	(69)	(67)	22	—	47
	(1,153)	(151)	(151)	(142)	14
Loss before income taxes	(14,827)	(10,159)	(825)	(725)	(156)
Provision for income taxes (income tax benefit)	53	(441)	460	1	1
Net loss	$(14,880)	$(9,718)	$(1,285)	$(726)	$(157)
Net loss per share:
Basic	$(3.52)	$(2.31)	$(0.31)	$(0.17)	$(0.04)
Diluted	$(3.52)	$(2.31)	$(0.31)	$(0.17)	$(0.04)
Weighted average common shares outstanding(1)
Basic	4,229,310	4,210,000	4,210,000	4,210,000	4,210,000
Diluted	4,229,310	4,210,000	4,210,000	4,210,000	4,210,000

(1)	With effect of November 2007 10,000-for-one split of the common stock

	As of December 31,
	2009	2008	2007	2006	2005 (unaudited)
Consolidated balance sheet data:
Cash and cash equivalents	$16,874	$4,562	$17,519	$263	$407
Total assets	41,967	25,359	21,635	4,074	2,052
Total debt	12,356	10,644	742	800	—
Total redeemable convertible preferred stock	50,084	—	—	—	—
Total stockholders’ equity (deficit)	(27,260)	6,329	16,669	(1,012)	(102)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and the notes related thereto included elsewhere in this prospectus. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Overview

We are an energy intelligence and solutions company. We have historically provided and generated most of our revenues from energy efficiency services primarily to industrial customers. These services have ranged from providing energy audits, to building clean heat and power, or CHP, plants and owning and operating CHP plants. In 2007, we conceived of xChange PointTM, developed the product in 2008 and commercialized it with two customers in 2009 and early 2010. At the end of 2009, we had 52 sites implemented and flowing data to our customers. Our main focus for future growth is to continue to expand the sale and use of xChange Point TM through our customer base and direct sales efforts, and to explore the use of sales channels. To date, we have raised $50 million in private equity capital primarily to support the development and commercialization of xChange PointTM and to strengthen our sales team to help us grow, scale our model and establish a competitive position in the industrial energy efficiency market.

We currently derive revenue from the design, development, construction and financing of energy efficiency and on-site clean generation projects. These generate significant energy savings, water efficiencies and carbon emissions reductions. We also own and operate CHP energy and biogas facilities under which we may sell energy back to our customers under long term Power Purchase Agreements.

In addition, we derive revenue from the collection and analysis of real-time energy use, carbon emissions and water consumption at the device level, the facility level and enterprise-wide for industrial and manufacturing companies through our xChange PointTM system. Using this information, we expect to develop more energy efficiency projects and CHP opportunities than we would have from energy audits and other means.

Other Significant Developments

In December 2007, we raised $20 million in a Series A Convertible Preferred Stock financing with funds affiliated with NGEN Partners and SAM Private Equity AG.

In May 2008, we completed the acquisition of all ownership interests held by minority interest holders in DairyGen, LLC for a price of $0.9 million, a joint venture we formed in May 2006 with various outside investors to own and operate a CHP power plant that provides electrical and thermal energy to one of our significant customers.

In July 2008, we gained complete ownership of NEC-EPS Holding, LLC by acquiring the remaining 80% ownership interest for $6.8 million, $4.3 million of which was paid in cash, $2 million of which was paid with a promissory note, $0.5 million which we incurred in transaction and other closing costs, and the assumption of $7.5 million of debt. This acquisition gave us ownership of three entities, Franklin Energy Center, LLC, Lynn Energy Center, LLC and COI Energy Center, LLC, each of which owns a CHP plant that provides electrical and thermal energy to one of our significant customers.

In April 2009, we raised $30 million in a Series B Convertible Preferred Stock financing led by Altira Group LLC, a Denver based private equity and venture firm specializing in funding efficient, sustainable energy companies and related investments. The investors from our Series A Convertible Preferred Stock financing, funds affiliated with NGEN Partners and SAM Private Equity AG, also participated in this financing.

In February 2010, we announced that our Permanent Load Shifting, or PLS, program for industrial refrigeration customers in Southern California, which we had initiated in 2008, has successfully diverted 1.42 megawatts, or MW, of on-peak power to off-peak times at three industrial refrigeration locations on behalf of San Diego Gas & Electric.

Basis of Presentation

Revenues

Our revenues are comprised of energy services revenue and energy sales revenue. Our energy services revenue is derived from services we provide through all three business segments, Energy Projects, xChange PointTM services, and operating and maintenance agreements in our Asset Operations business. We expect that our xChange PointTM and operating and maintenance multi-year agreements will provide us with recurring revenues in the next 12 months and beyond. Our energy sales revenue is derived from the sale of electric and thermal energy generated by our natural gas-fired CHP plants as part of our Asset Operations segment. Power Purchase Agreements associated with our owned CHP plants are also expected to provide us with recurring revenues in the next 12 months and beyond.

Costs of Sales

Our cost of sales consists primarily of costs associated with providing our energy services, including labor and benefits, materials, depreciation of revenue-generating property, plant and equipment, and other costs associated with providing energy sales.

Operating Expenses

Our operating expenses consist primarily of selling, general and administrative expenses and research and development expenses.

Research and Development Expenses

Research and development expenses consist primarily of consultant fees, compensation expenses and related costs for personnel responsible for the research and development of new products and services, as well as significant improvements to existing products and services. Research and development costs are expensed as incurred.

Selling, General and Administrative Expenses

Selling, general and administrative, or SG&A, expenses consist primarily of salaries and related expenses for personnel in the sales, business development, administration and finance departments. Other SG&A expenses include trade show costs, advertising and marketing, professional fees for legal and accounting, general office expenses, facility rent for our offices and utilities, various insurance expenses, amortization of intangibles, depreciation of various furniture and equipment, and other general administrative expenses.

We expect SG&A expenses to increase as we further commercialize xChange PointTM, increase our business development and marketing efforts worldwide, and as we begin to operate as a public company and continue to build our corporate infrastructure. These increases will likely result from increase in salaries and related expenses, legal and consultant fees, accounting fees, rent and utilities, director fees, increased directors’ and officers’ insurance premiums, and fees for investor relations services.

Interest Income

Our interest income consists of interest earned on our cash and cash equivalents. We have historically invested our available cash in bank accounts insured by the Federal Deposit Insurance Corporation, or FDIC, and non-FDIC insured interest-bearing money market accounts.

Interest Expense

Our interest expense consists primarily of interest paid on our line of credit, notes payable and non-cash interest related to convertible unsecured promissory notes.

Factors Affecting Comparability

We believe the following factors can be expected to have a significant effect on the comparability of recent or future results of operations:

Public company expenses

We have historically operated as a private company. After this offering, we will become obligated to file with the SEC annual and quarterly information and other reports that are specified in Section 13 of the Exchange Act. We will be required to ensure that we have the ability to prepare financial statements that are compliant with SEC reporting requirements on a timely basis. We will also become subject to other reporting and corporate governance requirements, including the listing standards of the applicable stock exchange on which our shares may trade and certain provisions of the SOX and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. As a public company, we will be required to:

•	prepare and distribute periodic reports and other shareholder communications in compliance with our obligations under the U.S. securities laws and rules of the applicable stock exchange on which our shares may trade;
•	create or expand the roles and duties of our board of directors and committees of the board;
•	institute more comprehensive compliance and internal audit functions;
•	evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with the requirements of Section 404 of SOX and the related rules and regulations of the SEC and the PCAOB;
•	involve and retain to a greater degree outside counsel and accountants in the activities listed above;
•	enhance our investor relations function; and
•	establish new internal policies, including those relating to disclosure controls and procedures.

The changes required by becoming a public company will require a significant commitment of additional resources and management oversight that will cause us to incur increased costs and which might place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. In addition, we might not be successful in implementing these requirements.

In particular, our internal control over financial reporting does not currently meet the standards required by Section 404 of SOX, standards that must be assessed by management and attested to by our auditors for each year commencing with the first fiscal year beginning after the effective date of this offering. We do not currently have comprehensive documentation of our internal controls, nor do we document or test our compliance with these controls on a periodic basis in accordance with Section 404 of SOX. Furthermore, we have not tested our internal controls in accordance with Section 404 and, due to our lack of documentation, such a test would not be possible to perform at this time. If we are unable to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to attest to the adequacy of our internal control over financial reports. If we are unable to maintain adequate internal control over financial reporting, we may be unable to report our financial information on a timely basis and may suffer adverse regulatory consequences or violations of listing standards of the applicable stock exchange on which our shares may trade. There could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements.

Stock-based compensation

We have and expect to continue to incur non-cash, stock-based compensation expenses in connection with existing and future issuances under our equity incentive plans.

Results of Operations

The following table sets forth our historical operating results as December 31, 2009 and December 31, 2008, as well as the numerical and percentage change from the prior period ($ in thousands).

	December 31,		Increase (Decrease)	Percentage Change
	2009	2008
Revenues:
Energy services revenue	$7,372	$14,110	$(6,738)	-48%
Energy sales revenue	4,652	3,254	1,398	43%
Total revenue	12,024	17,364	(5,340)	-31%
Cost of revenues	11,272	17,750	(6,478)	-36%
Gross profit (loss)	752	(386)	1,138	295%
Gross margin	6%	-2%	8%	400%
Operating expenses:
Selling, general and administrative	14,368	9,360	5,008	54%
Research and development	58	262	(204)	-78%
Total operating expense	14,426	9,622	4,804	50%
Operating loss	(13,674)	(10,008)	(3,666)	-37%
Other income (expense):
Interest expense	(1,112)	(417)	(695)	-167%
Interest income	28	333	(305)	-92%
Other expense, net	(69)	(67)	(2)	-3%
Total other expense	(1,153)	(151)	(1,002)	-664%
Loss before income taxes	(14,827)	(10,159)	(4,668)	-46%
Provision for income taxes (income tax benefit)	53	(441)	494	112%
Net loss	$(14,880)	$(9,718)	$(5,162)	-53%

The following table sets forth our historical operating results as December 31, 2008 and December 31, 2007, as well as the numerical and percentage change from the prior period ($ in thousands).

	December 31,		Increase (Decrease)	Percentage Change
	2008	2007
Revenues:
Energy services revenue	$14,110	$5,569	$8,541	153%
Energy sales revenue	3,254	1,000	2,254	225%
Total revenue	17,364	6,569	10,795	164%
Cost of revenues	17,750	5,346	12,404	232%
Gross profit (loss)	(386)	1,223	(1,609)	-132%
Gross margin	-2%	19%	-21%	-111%
Operating expenses:
Selling, general and administrative	9,360	1,897	7,463	393%
Research and development	262	—	262	N/A
Total operating expense	9,622	1,897	7,725	407%
Operating loss	(10,008)	(674)	(9,334)	-1,385%
Other income (expense):
Interest expense	(417)	(234)	(183)	-78%
Interest income	333	61	272	446%
Other income (expense), net	(67)	22	(89)	-405%
Total other expense	(151)	(151)	—	0%
Loss before income taxes	(10,159)	(825)	(9,334)	-1,131%
Provision for income taxes (income tax benefit)	(441)	460	(901)	-196%
Net loss	$(9,718)	$(1,285)	$(8,433)	-656%

Comparison of the Years Ended December 31, 2009 and 2008

Revenue

	December 31,		Increase (Decrease)	Percentage Change
	2009	2008
	($ in thousands)
Revenues:
Energy services revenue	$7,372	$14,110	$(6,738)	-48%
Energy sales revenue	4,652	3,254	1,398	43%
Total revenue	12,024	17,364	(5,340)	-31%

Energy Services

Our revenues are comprised of energy services revenue and energy sales revenue. Our energy services revenue is derived from our energy project development services and more recently from services we provide through our xChange PointTM solution and customer-owned CHP project operations and maintenance agreements. The decrease in energy services revenue in 2009 was largely because we recognized $12 million in 2008 from one large CHP construction project, which decreased to only $0.5 million in 2009 on the same project. We did not have a comparable-sized construction project in 2009, which may be in part attributable to the weakened economy and global credit crisis, stiffer competition from other contractors, and a decline in demand for major capital improvements. Aside from this one major project, the number and average size of all other construction projects increased from 2008 to 2009.

Additionally in 2009, we generated $0.2 million of revenue from the initial commercialization of our xChange PointTM solution and we generated $0.2 million of revenue from the operating and maintenance contract on the CHP project mentioned above as compared to no revenues from these sources in 2008. We earn this revenue under multi-year service contracts that we expect will provide us with recurring revenues in the next 12 months and beyond.

Energy Sales

Our energy sales revenue is derived from the sale of electric and thermal energy generated by our natural gas-fired CHP plants. The increase in energy sales revenue was primarily due to the inclusion of a full year of energy sales revenue in 2009 resulting from the acquisition of three CHP plants in July 2008 compared to the inclusion of six months of energy sales revenue from such plants in 2008.

Cost of Revenues and Gross Profit (Loss)

Energy Services

	December 31,		Increase (Decrease)	Percentage Change
	2009	2008
	($ in thousands)
Cost of revenues	$6,432	$13,288	$(6,856)	-52%
Gross profit	940	822	118	14%
Gross margin	13%	6%	7%	117%

Energy Sales

	December 31,		Increase (Decrease)	Percentage Change
	2009	2008
	($ in thousands)
Cost of revenues	$4,840	$4,462	$378	8%
Gross profit (loss)	(188)	(1,208)	1,020	84%
Negative gross margin	-4%	-37%	33%	89%

Energy Services

The decrease in cost of revenues for our energy services in 2009 was primarily attributable to costs associated with one large CHP project in 2008 and a lower dollar volume of energy projects during 2009.

The increase in gross profit for our energy services in 2009 was attributable to lower margins associated with the large CHP project in 2008 and higher margin energy projects in 2009.

Energy Sales

The increase in cost of revenues for our energy sales in 2009 was primarily attributable to operating the three CHP facilities for a full 12 months in 2009 compared to six months in 2008, resulting from the acquisition of three CHP plants in July 2008, partially offset by a declining cost of natural gas during 2009, and an overall effort by our Asset Operations business to improve efficiency of the CHP plants.

The decrease in gross loss on our energy sales in 2009 was attributable to the decrease in costs of revenue described above and a one-time receipt of $0.4 million recovered in 2009 from a letter of credit against a vendor for nonperformance on a maintenance agreement, and a one-time receipt of $0.1 million in insurance proceeds offsetting additional costs due to down time when two of our CHP plants were shut down due to business interruption from generator failures.

Operating Expenses

Research and Development Expenses

	December 31,		Increase (Decrease)	Percentage Change
	2009	2008
	($ in thousands)
Research and development expenses	$58	$262	$(204)	-78%

The decrease in research and development expenses in 2009 was due primarily to a decrease in research and development activities of xChange PointTM compared to 2008 when it was in a more preliminary project stage.

Selling, General and Administrative Expenses

	December 31,		Increase (Decrease)	Percentage Change
	2009	2008
	($ in thousands)
Selling, general and administrative expenses	$14,368	$9,360	$5,008	54%

The increase in SG&A expenses in 2009 was primarily driven by added sales and administrative staff to support our infrastructure, expansion of the national sales force and development activities including development of our xChange PointTM solution. In addition, our SG&A expenses reflect stock compensation expense of $0.1 million in 2008, the year our stock option plan became effective, compared to $0.7 million in 2009 as a result of granting more stock options to key employees in 2009.

Other Income (Expense)

	December 31,		Increase (Decrease)	Percentage Change
	2009	2008
	($ in thousands)
Other income (expense):
Interest expense	$(1,112)	$(417)	$(695)	-167%
Interest income	28	333	(305)	-92%
Other income (expense), net	(69)	(67)	(2)	-3%
Total other income (expense)	$(1,153)	$(151)	$(1,002)	-664%

Interest Income

The decrease in interest income in 2008 was attributable to our receiving lower interest rates on invested cash during 2009 as compared to 2008. Due to risks associated with depositing monies into accounts maintained by smaller financial institutions, during 2009 we invested excess cash in FDIC insured bank accounts that bore little to no interest. During 2008, we invested excess cash in a non-FDIC insured interest-bearing money market account.

Interest Expense

The increase in interest expense was primarily a result of a one-time charge of $0.5 million associated with the conversion of a bridge loan to convertible preferred stock at a discount to fair value. Interest expense also increased because 2009 includes a full year of interest expense related to the approximately $10 million of debt resulting from our acquisition in July 2008 of the ownership interests of NEC-EPS Holding, LLC, compared to six months of such interest expense in 2008. This was partially offset by approximately $1 million in principal payments during 2009.

Other Income (Expense), Net

Other expense, net represents miscellaneous non-operating charges or income.

Provision for Income Taxes (Income Tax Benefit)

	December 31,		Increase (Decrease)	Percentage Change
	2009	2008
	($ in thousands)
Provision for income taxes (income tax benefit)	$53	$(441)	$494	-112%

Due to the book losses generated in 2008 and 2009 and the uncertainty associated with the ultimate realization of our federal and state net operating losses, we had a full valuation allowance against our net deferred tax assets as of and for the year ended December 31, 2008 and 2009. The income tax benefit in 2008 is primarily related to the reversal of the deferred tax liability that was recorded in 2007 as a result of our change in tax status from an S-Corporation to a C-Corporation. The income tax provision in 2009 consists of current state tax liabilities.

Comparison of the Years Ended December 31, 2008 and 2007

Revenues

	December 31,		Increase (Decrease)	Percentage Change
	2008	2007
	($ in thousands)
Revenues:
Energy services revenue	$14,110	$5,569	$8,541	153%
Energy sales revenue	3,254	1,000	2,254	225%
Total revenue	17,364	6,569	10,795	164%

Energy Services

The increase in energy services revenue in 2008 was largely due to $12 million of revenues recognized in 2008 from one large CHP construction project. We did not have a comparable-sized construction project in 2007. In 2007, 45% of our energy services revenue, or $2.5 million, was derived from three smaller CHP construction projects, a solar project, and a biogas CHP project. The remainder of our energy services revenue in both 2007 and 2008 was derived from a mix of smaller scale projects with various customers.

Energy Sales

The increase in energy sales revenue was primarily due to the incremental revenue of $2.4 million from three CHP plants acquired in July 2008 compared to a single CHP plant in 2007.

Cost of Revenues and Gross Profit (Loss)

Energy Services

	December 31,		Increase (Decrease)	Percentage Change
	2008	2007
	($ in thousands)
Cost of revenues	$13,288	$4,228	$9,060	214%
Gross profit	$822	$1,341	$(519)	-39%
Gross margin	6%	24%	-18%	-75%

Energy Sales

	December 31,		Increase (Decrease)	Percentage Change
	2008	2007
	($ in thousands)
Cost of revenues	$4,462	$1,118	$3,334	299%
Gross loss	$(1,208)	$(118)	$(1,090)	-924%
Negative gross margin	-37%	-12%	-25%	208%

Energy Services

The increase in cost of revenues for our energy services in 2008 was primarily attributable to costs associated with one large CHP project in 2008, which contributed 85% of our cost of revenues, as well as cost of sales on other, smaller projects that did not exist in 2007.

The decrease in gross profit for our energy services in 2008 was primarily attributable to lower margins associated with the large CHP project in 2008, and losses or slimmer margins on other, smaller projects that did not exist in 2007.

Energy Sales

The increase in energy sales costs in 2008 was primarily due to the incremental costs of $3 million from three CHP plants acquired in July 2008 compared to a single CHP plant in 2007, as well as higher natural gas prices.

The increase in gross loss on our energy sales in 2008 was attributable to higher natural gas prices and costs incurred to maintain certain of the CHP plants.

Operating Expenses

Research and Development Expenses

	December 31,		Increase (Decrease)	Percentage Change
	2008	2007
	($ in thousands)
Research and development expenses	$262	$—	$262	N/A

The increase in research and development expenses in 2008 was due primarily to research and development activities associated with the pilot xChange PointTM product development.

Selling, General and Administrative Expenses

	December 31,		Increase (Decrease)	Percentage Change
	2008	2007
	($ in thousands)
Selling, general and administrative expenses	$9,360	$1,897	$7,463	393%

The increase in SG&A expenses in 2008 was primarily driven by receipt of the November 2007 Series A Convertible Preferred Stock funding that enabled implementation of our national sales force and expansion of the accounting and administrative staff to support our infrastructure and execute our expansion plans. The increases from 2007 to 2008 mainly reflect increased headcount and related salaries and payroll cost plus associated recruiting expenses. We also increased development and marketing activities associated with our solutions, including our xChange PointTM product. In 2008, our SG&A expenses reflect stock compensation expense of $0.1 million in 2008, the year our stock option plan became effective, compared to $0 in 2007.

Other income (expense)

	December 31,		Increase (Decrease)	Percentage Change
	2008	2007
	($ in thousands)
Other income (expense):
Interest expense	$(417)	$(234)	$(183)	-78%
Interest income	333	61	272	446%
Other income (expense), net	(67)	22	(89)	-405%
Total other income (expense)	$(151)	$(151)	$—	0%

Interest Income

The increase in interest income in 2008 was attributable to a higher cash balance during the year compared to 2007, primarily as a result of $19 million in net proceeds received from our Series A Convertible Preferred Stock equity financing at the end of November 2007. During 2008, we invested excess cash in a non-insured FDIC interest-bearing money market account.

Interest Expense

The increase in interest expense was primarily a result of incremental increases associated with an additional $10 million in debt resulting from the acquisition of the ownership interests of NEC-EPS Holding, LLC in July 2008.

Other Income (Expense), Net

Other expense, net represents miscellaneous non-operating charges or income. The decrease is due to the change from non-operating income of $0.1 million primarily from an insurance refund to one-time non-operating expenses of $(0.1 million).

Provision for Income Taxes (Income Tax Benefit)

	December 31,		Increase (Decrease)	Percentage Change
	2008	2007
	($ in thousands)
Provision for income taxes (income tax benefit)	$(441)	$460	$(901)	-196%

We changed our tax status from an S-Corporation to a C-Corporation and as a result, we are taxed as a C-Corporation effective December 1, 2007. As a result of the change in tax status, we recorded a deferred tax liability of $0.5 million for the year ended December 31, 2007 with an offset to the provision for income taxes. Due to the book loss generated in 2008 and the uncertainty associated with the ultimate realization of our federal and state net operating losses, we had a full valuation allowance against our net deferred tax assets as of and for the year ended December 31, 2008. As a result, we reversed the deferred tax liability in 2008 that was recorded in 2007 with an offset to the provision for income taxes.

Liquidity and Capital Resources

Overview

As of December 31, 2009, our principal sources of liquidity were our cash and cash equivalents in the amount of $16.9 million. Our primary source of cash historically has been proceeds from the sales of convertible preferred stock and prior to 2007 from cash flow from operations. Since inception in 2002 through

December 31, 2009, we had raised an aggregate of $50 million from sales of convertible preferred stock and convertible promissory notes. In addition, we have $0.5 million available under a credit and term loan facility, and $5 million available based on and limited by our eligible accounts receivable. Since inception, we have incurred significant losses. As of December 31, 2009, we had an accumulated deficit of $27.4 million.

As of December 31, 2009 we had $7.3 million under our loan facility with TD Bank (formerly known as TD Banknorth) and $1.6 million under our note payable to NEC-DG II related to the three CHP plants we purchased in July 2008. As of December 31, 2009 we also had $0.6 million under our credit and term loan facility with Pacific Mercantile Bank. These loan facilities are collateralized by substantially all of our tangible and intangible assets. The notes evidencing the loans carry financial covenants customary for these types of agreements. As of December 31, 2009, we were in compliance with all such financial covenants.

We are contingently liable for $0.9 million in connection with letters of credit and compensating balance requirements under a loan related to the three CHP plants we purchased in July 2008.

We expect that the proceeds of this offering, together with our anticipated cash from operating activities, our cash on hand and the amounts available under our credit and term loan facilities, will be sufficient to meet our anticipated cash needs, including investing activities, for at least the next 12 months. Our future working capital requirements will depend on many factors, including, without limitation, the rate at which we sell our energy services and energy sales to utilities and other industrial customers, the introduction and market acceptance of energy management solutions, and the expansion of our sales and marketing and research and development activities. The availability under our credit and term loan facilities could also be reduced if we breach our covenants and our lenders do not waive such breach. To the extent that our cash and cash equivalents, our anticipated net cash flows from operating activities and future amounts available under our credit and term loan facility are insufficient to fund our future activities, we may be required to raise additional funds through bank credit arrangements or public or private equity or debt financings. We also may need to raise additional funds in the event we determine in the future to effect one or more acquisitions of businesses, technologies or products. In the event we require additional cash resources, we may not be able to obtain bank credit arrangements or effect any equity or debt financing on terms acceptable to us or at all.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2009, 2008 and 2007 (dollars in thousands):

	Year Ended December 31,
	2009	2008	2007
Cash flows used in operating activities	$(13,469)	$(5,732)	$(1,277)
Cash flows used in investing activities	(5,847)	(6,596)	(24)
Cash flows provided by (used in) financing activities	31,628	(629)	18,557
Increase (decrease) in cash and cash equivalents	$12,312	$(12,957)	$17,256

Cash Flows Used in Operating Activities

Cash used in operating activities primarily consists of net loss adjusted for certain non-cash items including depreciation and amortization, stock-based compensation expenses, and the effect of changes in working capital and other activities.

Cash used in operating activities for the year ended December 31, 2009 was $13.5 million, consisting of a $14.9 million net loss, which was increased by approximately $1.6 million of net cash used by working capital and other activities and offset by $3.0 million of non-cash items, primarily consisting of depreciation and amortization, interest expense and stock-based compensation charges.

Cash used in operating activities for the year ended December 31, 2008 was $5.7 million and consisted of a $9.7 million net loss, which was offset by approximately $3.1 million of net cash provided by working capital and other activities and by $0.9 million of non-cash items, primarily consisting of depreciation and amortization and stock-based compensation charges.

Cash used in operating activities for the year ended December 31, 2007 was $1.3 million and consisted of a $1.3 million net loss offset by $0.1 million of non-cash items, primarily consisting of depreciation and amortization and stock-based compensation charges, and $0.1 million of net cash used by working capital and other activities.

Cash Flows Provided by and Used in Investing Activities

Cash used in investing activities was $5.9 million for the year ended December 31, 2009. For the years ended December 31, 2008 and 2007, cash used in investing activities was $6.6 million and $0.02 million, respectively. In 2009, our principal cash investments related to installation services used to build out and expand our xChange PointTM solutions. In 2008, our principal cash investments related to the acquisition of NEC-EPS Holding, LLC and its subsidiaries.

Cash Flows Provided by and Used in Financing Activities

Cash flows provided by financing activities were $31.6 million for the year ended December 31, 2009. Cash flows used by financing activities were $0.6 million for the year ended 2008 and cash provided by financing activities was $18.6 million for the year ended December 31, 2007. Cash flows provided by and used in financing activities consisted of the following:

Equity Financing Activities

In April 2009, we issued 17,741,064 shares of Series B Convertible Preferred Stock at a price of $1.72 per share for cash proceeds of $30 million, net of $0.2 million in issuance costs.

In March 2009, we issued 8% convertible promissory notes in the aggregate principal amount of $2 million. The principal amount of such notes, along with accrued interest thereon, was converted into shares of Series B Convertible Preferred Stock in April 2009.

In November 2007, we issued 4,652,632 shares of Series A Convertible Preferred Stock at a price of $4.29864 per share for cash proceeds of $20 million, net of $1 million in issuance costs.

Prior to our convertible preferred stock offerings, we primarily funded our operations through cash from operations and loan proceeds. We used these proceeds to fund our operations, to develop our technology for energy solutions programs, to open new markets and for investment in CHP assets.

Credit Facility Borrowings

As of December 31, 2009, we had a $3.5 million term facility, of which $3 million was outstanding. Borrowings bear interest at a variable rate based on an indexed prime rate plus a margin of 5%. Payment terms are interest only on a monthly basis through March 31, 2010, and principal and interest on a monthly basis from April 1, 2010 to December 31, 2012.

As of December 31, 2009, we had $5 million of total borrowing capacity under a line of credit, none of which was outstanding. Borrowings will bear interest at a variable rate based on an indexed prime rate plus up to a margin of 4%. Interest is payable monthly.

During 2008 and 2007, we have had various lines of credit which were used for working capital purposes or to finance certain construction projects.

As of December 31, 2008, we had no open lines of credit.

Capital Spending

We have made capital expenditures primarily for xChange PointTM and for CHP improvements. Our capital expenditures totaled $5.8 million in 2009, $2.3 million in 2008 and $0.02 million in 2007.

Contractual Obligations

Information regarding our significant contractual obligations of the types described below as of December 31, 2009 is set forth in the following table (dollars in thousands):

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Debt obligations	$12,476	$2,044	$5,205	$2,322	$2,905
Operating lease obligations	379	376	3	–	–
Asset retirement obligations	1,015	–	–	–	1,015
Total	$13,870	$2,420	$5,208	$2,322	$3,920

As of December 31, 2009, our debt obligations consisted of approximately:

•	$3 million under our credit and term loan facility with Silicon Valley Bank;
•	$7.3 million under our loan facility with TD Bank (formerly known as TD Banknorth);
•	$0.6 million under our credit and term loan facility with Pacific Mercantile Bank; and
•	$1.6 million under our note payable to NEC-DG II, which we issued in connection with our acquisition of the 80% ownership interest in NEC-EPS Holding, LLC.

We are not aware of any current events of default under any of the foregoing debt obligations.

As of December 31, 2009, we had an estimated $1 million of asset retirement obligations associated with removal of our CHP plants upon termination of Power Purchase Agreements.

Off-Balance Sheet Arrangements

As of December 31, 2009, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. We have issued letters of credit in the ordinary course of our business in order to provide credit assurance on purchasing natural gas for our CHP facilities. As of December 31, 2009, we had outstanding letters of credit totaling $0.9 million.

Qualitative and Quantitative Disclosures About Market Risk

Our cash, cash equivalents, and short-term investments as of December 31, 2009, consisted primarily of cash and cash equivalents. We do not have any foreign currency or other derivative financial instruments.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. Our estimates and assumptions are often based on judgments that we believe to be reasonable under the circumstances at the time made. Actual results may differ materially from those estimates and assumptions.

While our significant accounting policies are more fully described in Note 2 to our audited consolidated financial statements included in this prospectus, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue and Cost Recognition

We recognize revenue when persuasive evidence of a sales arrangement exists, price is fixed or determinable, collectability is reasonably assured and delivery has occurred or services have been rendered.

Energy Services

We enter into construction-type contracts that include the engineering, procurement and construction of energy-efficient controls and distributed generation equipment. We recognize revenue on construction-type contracts using the percentage-of-completion method, measured by the percentage of costs incurred to date compared to estimated total costs at completion for each contract. We consider this method to be the best measure of progress toward completion on these contracts. Revenue derived from time and materials contracts is recognized as services are performed. Contract costs include all direct material, labor, and subcontractor costs, and those indirect costs related to contract performance, such as indirect labor, supplies, tools and depreciation costs. Selling, general and administrative costs are expensed as incurred. Provisions for estimated losses, if any, on uncompleted contracts are made in the year in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Such revisions could result in materially different amounts of revenue and profit recognized from one reporting period to another.

The asset, “costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenues recognized in excess of amounts billed. The liability, “billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in excess of revenues recognized. Contract related assets and liabilities have been classified as current in the accompanying balance sheets because realization is expected within one year.

We enter into some agreements with utilities in which an incentive can be earned based on the level of reduction in energy capacity. We recognize incentive revenue when the utility has accepted the reduction level via a measurement and verification test. We enter into other long-term contracts to provide energy analysis services via a comprehensive energy monitoring, analysis and management system which reads customer plant energy data and transmits that data to servers hosted by us. Our energy analysts identify opportunities for energy savings and measure energy consumption against baseline metrics and produce periodic reports including such information. Energy consumption data and reports are accessible by the customer via a web portal. Customers either pay upfront and own or lease certain equipment used to meter and measure energy consumption and transmit energy usage data to our servers, and pay a monthly fee for the energy analysis and data hosting services.

These contracts are multiple-element arrangements that include hardware, installation and other service deliverables. We determine if such deliverables constitute separate units of accounting under applicable U.S. GAAP. We did not meet the separation criteria of ASC Topic 605-25, Revenue Recognition: Multiple Element Arrangements, for any of these types of contracts entered into in 2009. Accordingly, we recognize revenue for these types of contracts entered into in 2009 in accordance with ASC Topic 840, Leases, whereby the total contract value is recognized over the concurrent term of the equipment lease and the service period on a straight-line basis.

As of January 1, 2009, we have adopted new accounting principles under ASC Topic 605-25, Revenue Recognition: Multiple-Element Arrangements. Revenue is allocated to each separate unit of accounting based on the relative selling price of each deliverable if the delivered unit has standalone value to the customer and if delivery or performance of the delivered units is probable. Selling price is based on vendor-specific objective evidence or third-party evidence of the price charged when each element is sold separately, or when such evidence is not available, our best estimate of selling price. We may modify our pricing and collections practices associated with bundled arrangements in the future, which could result in changes in the selling price of deliverables, the amount of revenue allocable to equipment sales or leases and the timing of revenue recognition on equipment sales or leases. Allocation of revenue under this methodology may result in materially lower than anticipated revenue recognition than would be expected based on the cost of the items as they are delivered. Allocated revenue for each deliverable is recognized in accordance with applicable U.S. GAAP when the revenue recognition criteria for the deliverable have been met. The adoption of ASC Topic 605-25 did not have a material effect on our financial position and results of operations.

Energy Sales

We also provide all of the electrical and thermal energy output from distributed generation units that we own for a specified period of time to customers. Revenue is recognized on a monthly basis as output is provided, when delivery is deemed to have occurred.

Allowance for Doubtful Accounts

We record our accounts receivable net of an allowance for doubtful accounts. This allowance for doubtful accounts is estimated based on our management’s evaluation of the contracts involved and the financial condition of our customers. Our management considers, among other factors, our customer’s historical contract performance, historical collection and delinquency trends and credit worthiness, along with general economic conditions. Since our accounts receivable are concentrated with a small number of customers, nonpayment by one or more customers could materially change our estimates of uncollectible accounts and our provisions for doubtful accounts from one reporting period to another.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is generally calculated using the straight-line method over the estimated useful lives of the related assets. The estimated useful lives of equipment and machinery range from three to 20 years and the useful life of furniture and fixtures is estimated at seven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets, which range from one to three years. Certain costs related to the development or purchase of internal-use software are capitalized and amortized using the straight-line method over the estimated useful life of the software, which ranges from three to five years, in accordance with ASC 350-40, Internal-Use Software.

Expenditures associated with upgrades and enhancements that improve, add functionality, or otherwise extend the life of a respective asset are capitalized, while expenditures that do not, such as repairs and maintenance, are expensed as incurred.

A majority of our property, plant, and equipment is used to service our customers. We begin to depreciate such costs over their estimated useful lives when the related assets are placed in service with our customers. While we believe our costs will be recovered under our customer contracts, certain our customers have the option to cancel our contracts, which could result in a shorter useful life or impairment of the related asset if we cannot find an alternative plant or customer to shift those assets.

Goodwill

Goodwill represents the excess amounts paid over the fair value of net assets acquired in mergers and acquisitions. In order to determine the amount of goodwill resulting from a merger or acquisition, we assess the value of the acquired company’s tangible and identifiable intangible assets and liabilities. In our assessment, we determine whether identifiable intangible assets exist, which typically include backlog and customer relationships.

ASC 350-10, Goodwill and Other Intangible Assets, requires that we perform an impairment test of our goodwill at least annually for each reporting unit. A reporting unit is defined as an operating segment or one level below an operating segment. Our impairment tests are performed at the operating segment level as they represent our reporting units.

The impairment test is a two-step process. During the first step, we estimate the fair value of the reporting unit and compare that amount to the carrying value of that reporting unit. In the event the fair value of the reporting unit is determined to be less than the carrying value, a second step is required, which is to perform a hypothetical purchase allocation for that reporting unit and to compare the resulting current implied fair value of the goodwill to the current carrying value of the goodwill for that reporting unit. After completing this second step, if the current implied fair value of the goodwill is less than the carrying value, an impairment charge is recognized.

During the fourth quarter of fiscal 2009 and 2008, we conducted our annual impairment test. The impairment evaluation process is an income-based approach that utilizes discounted cash flows to determine the fair values of reporting units. Material assumptions used in the impairment analysis included the weighted average cost of capital percent and terminal growth rates. As a result of the impairment analysis, we determined that our goodwill was not impaired for the years ended December 31, 2009 and 2008.

Long-Lived Assets

We review long-lived assets to be held and used for impairment whenever events or circumstances indicate that the assets may be impaired. For assets to be held and used, we recognize impairment losses based upon the excess of the asset’s carrying amount over the fair value of the asset. For long-lived assets to be disposed, we recognize impairment losses at the lower of the carrying amount or fair value less cost to sell.

As part of our analysis, we estimate the fair value of each applicable asset or asset group based on estimates of our future undiscounted cash flows, which are dependent upon assumptions regarding future levels of operating performance, market trends, and historical results. If undiscounted future cash flows are less than the carrying value, we also apply a discount rate based on the estimated weighted average cost of capital for the business, which includes certain assumptions regarding our company and the market, and may change from year to year. Changes in key estimates and assumptions, and factors that affect those estimates and assumptions, could materially impact our impairment analysis for a given year, resulting in impairment in future periods. Certain factors may be beyond our control, including the following:

•	decreased demand for our solutions, or cancellation of our long-term contracts which rely on long-lived assets to generate revenue, for any reason; and
•	continued downturn in the economy.

Income Taxes

Prior to November 30, 2007, we elected to be taxed as an S-Corporation and used the cash basis of reporting for income tax purposes. In periods subsequent to November 30, 2007, we were taxed as a C-Corporation and use the accrual basis of reporting for income tax purposes. We provide for income taxes using the liability method. Deferred income taxes are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted statutory tax rates in effect for years in which differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect uncertainty associated with their ultimate realization. Our net deferred tax assets have a full valuation allowance against them due to such uncertainty.

As of January 1, 2009, we adopted the new accounting principles as required by ASC Topic 740, Income Taxes, as it relates to accounting for uncertainties in income taxes. ASC Topic 740 clarifies the accounting for uncertain income tax positions recognized in a company’s financial statements. ASC Topic 740 also provides guidance on financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. Under ASC Topic 740, tax positions are evaluated in a two-step process. We first determine whether it is more likely than not that a tax position will be sustained upon examination by the taxing authorities. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. In the year of adoption, the cumulative effect of applying ASC Topic 740 is accounted for as a change in accounting principle via an adjustment to the beginning balance of retained earnings (accumulated deficit). There were no unrecognized tax benefits as of the date of adoption. As a result of the implementation of ASC Topic 740, we did not recognize an increase in the liability for unrecognized benefits.

We initially recognize a tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement.

Prior to adopting ASC Topic 740, we estimated tax liabilities to the extent the tax uncertainties were probable and could be reasonably estimated.

Our policy is to recognize both interest and penalties related to unrecognized benefits in income tax expense. Interest and penalties on unrecognized tax benefits expected to result in payment of cash within one year are classified as accrued liabilities, while those expected beyond one year are classified as other liabilities. We have not recorded any interest and penalties since our inception.

As the determination of whether a tax position is greater than 50% likely of being realized and the related largest amount of benefit is subjective, it is possible that outside tax professionals or the taxing authority could conclude that the amounts recognized or disclosed in our financial statements would differ from amounts we believe are applicable.

Recently Issued Accounting Standards

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R), as codified into ASC Topic 810, Consolidation, Section 10-65. ASC Topic 810-10-65 amends FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities to (1) require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity, (2) require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and (3) eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity. ASC Topic 810-10-65 also redefines the primary beneficiary of a variable interest entity as the enterprise that has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. ASC Topic 810-10-65 is effective for us on January 1, 2010. The impact of adoption will depend on the nature and significance of any future transactions involving variable interest entities.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162, as codified into ASC Topic 105, Generally Accepted Accounting Principles. ASC Topic 105 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. ASC Topic 105 is effective for us on January 1, 2010. The adoption is not anticipated to have a material effect on our financial position or results of operations.

In October 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force, an Amendment of the FASB Accounting Standards Codification (ASU 2009-13), as codified into ASC Topic 605-25, Revenue Recognition: Multiple-Element Arrangements. ASC Topic 605-25 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. ASC Topic 605-25 is effective prospectively for revenue arrangements entered into or materially modified on or after January 1, 2011. Early adoption is permitted, but if elected, is required to be applied retrospectively from the beginning of the fiscal year. We adopted the updated provisions in ASU 2009-13 as of January 1, 2009. The adoption affects the timing and or amount of revenue recognized on our material bundled arrangements that include hardware and service deliverables. The adoption did not have a material effect on our financial position and results of operations in 2009, but is anticipated to have a material impact on future revenue recognition on contracts in which deliverables constitute separate units of accounting under ASC Topic 605-25 and for which we charge upfront fees for certain of those deliverables.

BUSINESS

Overview

We are an energy intelligence company that provides comprehensive energy efficiency solutions to the industrial market. We have commercialized a proprietary, highly scalable energy software and controls product, xChange PointTM, that provides real-time, single portal energy management for both enterprise level and local site managers. Our platform enables the management of electricity, natural gas, water and carbon emissions throughout the business. We measure energy behavior at the equipment level and diagnose cost savings opportunities across mutliple sites of our customers’ industrial enterprise. To capture these saving opportunities, our expert team of energy analysts first identifies specific savings opportunities and defines the economic return associated with each recommendation. We then design, engineer, develop and arrange financing for energy efficiency projects and clean energy generation projects. Finally, we own and operate clean heat and power, or CHP, generation projects that sell energy to our customers at prices lower than their utility rates. We also operate CHP generation projects that are owned by our customers.

The EPS WayTM is our three-step method for providing customers with a holistic approach to energy management, spanning information-driven project design, sophisticated analysis, project implementation, ongoing operations of implemented projects and continuous tracking of performance against benchmarks. This comprehensive method delivers critical information, tools, processes and human expertise designed to achieve material and sustainable energy savings of up to 25%. We have purposely designed our methodology to be highly scalable for our customers by enabling centralized energy decision-making across multiple sites. The automated key energy analytics we have built into xChange PointTM allow our business to scale in concert with our customers’ business, which we believe will increasingly reduce the human effort associated with each incremental site we service.

The steps in the EPS WayTM are to CONTROL energy behavior through xChange PointTM, REPLACE inefficiencies and SHIFT our customers to clean sources of energy generation. This integrated model changes the way industrial energy decisions are made, while creating entrenched and long-lasting customer partnerships.

The EPS WayTM and Our Lines of Business

•	CONTROL. The critical driver of The EPS WayTM is xChange PointTM, which is delivered through a software as a service, or SaaS, model whereby key energy systems within a plant and across an enterprise are metered and tracked through a central interface. Our team of analysts coordinates closely with our customers both at the plant and corporate level to set analytical benchmarks, evaluate the data and work in concert with customers to identify meaningful actions that are designed to achieve immediate energy savings, water use reductions and lower carbon emissions. We have designed xChange PointTM to achieve paybacks for our customers of between one and three years. Examples may include low-cost and no-cost behavioral modifications that have immediate payback to the customer, such as optimized start-up and shut-down of components, synchronized energy consumption with plant production needs and identification of energy leaks and waste. xChange PointTM effectively serves as an enterprise-wide smart grid system of monitoring and controls, which, combined with our 24/7 monitoring and specialized analysis capabilities, creates a platform that we believe changes the way industrial energy information is evaluated and acted upon. xChange PointTM is priced through an upfront fee for system installation, metering and commissioning, and as a monthly service subscription over three to five years. We created xChange PointTM in 2007, developed the product in 2008 and commercialized it in 2009. Following successful pilot periods, options for product roll outs were exercised at 61 sites with two leading Fortune 200 food and dairy customers. By the end of February 2010, we added two new multi-national customers, bringing the total customer count to four and the total contracted number of sites to 63. The graphic below demonstrates the steps in the xChange PointTM solution.

The xChange PointTM Solutions Process

•	REPLACE. The data that xChange PointTM reveals to our team of analysts exposes various opportunities for replacing and modifying systems, equipment or controls to generate additional savings. Because we have direct access to real-time data, we are able to proactively identify and design energy projects to best suit our customers’ objectives and deliver maximum value. Our Energy Projects team engineers and implements these projects for a fixed price, and we also finance our projects through third-party relationships. xChange PointTM sustains savings over time by tracking and monitoring the effectiveness and longevity of our solutions. Our Auto Demand Response, or Auto-DR, solution monitors energy usage and provides alerts from the utility company to our customers for demand action designed to reduce energy consumption during peak periods without impacting our customer’s production capabilities. Auto-DR is an important growth area of our Energy Projects business and is delivered through controls technology that is compatible with xChange PointTM.
•	SHIFT. We complete The EPS WayTM cycle when we shift our customers to on-site clean energy generation by developing and contracting with third parties to build efficient CHP and biogas projects. Through our Asset Operations business, we also own CHP projects at our customers’ sites and sell energy back to them as energy sales through Power Purchase Agreements, or PPAs. Furthermore, we provide multi-year operations and maintenance services for customer-owned CHP projects. We currently own 9.1 MW of CHP projects at four sites under PPAs, and are contracted to operate an additional 5.0 MW of CHP and 0.65 MW of biogas projects at three sites. While we employ a prudent fuel procurement policy by forward-purchasing a portion of our natural gas, we currently do not engage in synthetic or otherwise high-risk fuel hedging activities.

We founded our company in 2002 to address the need for a sophisticated analytics-based energy efficiency solution in the industrial market. We have achieved this objective with xChange PointTM, which provides constant access to information, which when coupled with our full service engineered, delivered and financed solutions, enables energy partnerships with our customers that we believe are difficult to replace.

To date, we have raised $50 million in private equity capital primarily to support the development and commercialization of xChange PointTM and to strengthen our sales team to help us grow, scale our model and establish a competitive position in the industrial energy efficiency market.

As of February 28, 2010, we had 96 employees across four offices in San Francisco, California; Dallas, Texas; New Haven, Connecticut; and our headquarters in Costa Mesa, California. As of February 28, 2010, our total contracted backlog was approximately $67 million across 11 customer accounts, 91% of which was under multi-year contract and 14% of which was for our xChange PointTM solution. We believe that $7 million of our backlog will be realized in 2010.

Industry Overview

Based on industry reports, the addressable energy efficiency market in the United States has the potential to enable over $1 trillion in gross energy savings by 2020 on capital investments of over $500 billion. Over the next 10 years, that equals $100 billion in potential annual savings from annual capital investments of $50 billion, representing a four- to five-fold increase over current levels of energy efficiency spending.

We believe the primary market drivers shaping energy costs include rising and uncertain energy prices, tight delivery capacity for conventional energy supplies, aging transmission and distribution infrastructure, climate change and increased sustainability pressures. We believe that addressing these influences through wholesale energy supply means is often restricted by zoning and permitting barriers, transmission constraints and long development and construction cycle times to build new power plants. As such, we believe that the lowest cost and fastest-to-implement remedies for these market drivers are on the energy demand side through efficient energy consumption. As industrial companies are increasingly faced with rising and uncertain energy costs, we believe companies are placing increasing importance on energy management but may lack the capabilities required to control and reduce costs.

Market Size

We believe that savings opportunities exist across all categories of end-use consumption. The distribution of aggregate consumption by segments is as follows (in quadrillion British Thermal Units, or BTUs):

	2008	% Share	2020 Business-As-Usual	% Share	2020 Including Energy Efficiency Projects	% Share	2020 Net Savings Potential	% Share of Savings
Industrial	19.3	52%	20.5	51%	16.9	55%	3.6	40%
Commercial	6.7	18%	8.0	20%	5.7	19%	2.3	25%
Residential	10.9	30%	11.4	29%	8.2	27%	3.2	35%
Total	36.9	100%	39.9	100%	30.8	100%	9.1	100%

The industrial segment contributes 40% of the 9.1 quadrillion BTU marginal reduction potential, or 3.6 quadrillion BTUs. This equates to roughly $480 billion in gross industrial segment savings on capital investments of $208 billion. Over the next 10 years, that equals $48 billion in potential annual savings on annual capital investments of $21 billion.

Market Opportunity

We believe that the current practice of decision-making and project implementation by energy efficiency service companies is ineffective in addressing the industrial energy efficiency market, and that simple energy savings opportunities are being missed. We also believe that the current landscape of service providers to the industrial market is fragmented due in large part to the under-utilization and mis-interpretation of energy usage data. Our data-driven approach to energy management directly addresses current market weaknesses and positions us to compete effectively in the industrial energy efficiency market.

U.S. energy efficiency market players can be segmented into two primary categories:

•	Energy Service Companies. Energy Service Companies, or ESCOs, tend to be large, low margin businesses that concentrate primarily on opportunities in the commercial and institutional segments, including tax-exempt municipalities, universities, schools and hospitals. While ESCOs have concentrated on the institutional and commercial building markets, based on industry reports, we believe they have failed to target the industrial market in a meaningful way due in part to: (1) a lack of industrial process expertise, (2) limited access to decision-making at the plant and corporate level, (3) difficulty in verifying actual savings from projects due to the complexity of measures relative to the more basic types of retrofits in the commercial and institutional segments, and (4) the high cost of opportunity identification and deal completion in the industrial segment relative to the commercial and institutional segments.

We believe that the lack of focus by ESCOs on the industrial segment provides us with an excellent opportunity because of our expertise in supporting industrial customers at both the plant and corporate levels. Furthermore, xChange PointTM allows for a continuous real-time monitoring cycle that generates immediate opportunity identification, as well as actual savings verification for implemented projects.

•	Energy Consultancies. We believe that industrial customers are serviced to a large degree by a fragmented and geographically dispersed network of energy consultants and engineering firms. However, we believe these consultants rely on relationships with the industrial decision-maker mainly at the plant level, and face scaling challenges due to: (1) long sales cycles, (2) the need for on-site interaction with the building or plant operations teams, (3) lack of access and ability to sell services at a corporate level, and (4) the sub-optimal design of retrofits and lack of real-time data and meaningful analytics.

We believe that we are positioned to fill the service gap presented by energy consultants because our solution bridges energy decision-making between the plant and corporate office, while still maintaining plant level expertise. We also believe that xChange PointTM generated solutions are an improvement over consultancies’ project development methods due to its real-time information and analysis which we believe leads to more certain project designs.

Our solutions are designed to solve the two primary market barriers that have inhibited the evolution of the industrial energy efficiency market.

•	Real-Time Information Gap Between the Plant and the Enterprise. Within the industrial category, we believe that the ability to scale energy efficiency decision-making from geographically dispersed plants to corporate level procurement and budgeting has been a historical barrier. Often, the corporation realizes the importance of energy costs and corresponding carbon intensity, yet because component-level energy decisions are made by plant personnel who are focused on production, corporate energy savings objectives are not easily translated. We believe that the energy efficiency servicing of industrial companies by consultancies typically follows a pattern of (1) manual plant-level energy auditing, (2) selection of highest payback projects diagnosed by the audit, and (3) implementation of those projects. We believe it is difficult to track and verify actual energy savings from the implemented projects through time both at the plant and corporate level, causing further misunderstanding of the effectiveness of undertaken efficiency measures, resulting in missed savings and improper tuning of the installed projects. Finally, we believe that because retrofit decisions are made at the plant level as opposed to the corporate level, easily implementable and repeatable retrofit opportunities across sites are often not made because of the complexity of managing multiple projects across plants and geographies.
•	Weak Interpretation of Low Quality Data. We believe that another barrier to energy efficiency in the industrial market stems from the lack of observable, reliable and readily available data on which to base decisions. We believe the required investment in time and resources to measure and interpret energy consumption information, as well as to verify savings from implemented energy efficiency retrofits, is prohibitive for most organizations that might otherwise be interested in pursuing energy efficiency. While industrial plants commonly meter various systems to understand energy consumption patterns, we believe that savings opportunities are missed due to the lack of sophistication in interpreting the information. We believe that an ongoing outsourced energy management and intelligence service overcomes these problems.

Governmental Programs, Incentives and Regulations

We believe that our business is strengthened by public incentive programs; however, due to the cost pressures of gas and electricity that our customers face, we perceive incentives as supplemental and not core to our value proposition. Nonetheless, we monitor incentive mechanisms and frequently apply for and administer incentives on behalf of our customers, many of which are not familiar with the public incentive program process.

•	State and Utility Rebate Incentives. In general, energy efficiency in the United States is incentivized at the state-level through a diverse network of utility rebate programs. A common model in many states establishes energy efficiency funds that are overseen by energy utility commissions. These funds are often generated from state and property taxes or through utility rate-payer charges. These pools of funds are allocated and administered by the utilities to fund qualified projects by certified program partners, such as our company, who install projects and verify project performance.
•	Auto-DR Programs. Demand response programs have become increasingly important in many utility jurisdictions due to pressures on the grid system during peak demand periods, and are generally regulated at the state-level through diverse approaches. California’s demand response market includes an Auto-DR program where the three investor owned utilities, San Diego Gas & Electric, Pacific Gas and Electric and Southern California Edison, have allocated budgets that are approved by the California Public Utilities Commission to motivate large electric consumers to automatically curtail energy demand when a utility signal is sent. Each utility promotes different pricing structures for program participation, and we work with customers in each utility network to identify the most appropriate program for their needs.
•	CHP Incentives. Our CHP projects are eligible for both state and federal incentive programs. State incentive programs are diverse and evolve frequently. Examples include California’s Self-Generation Incentive Program, which supports capital investments in on-site CHP projects. Other states, such as New Jersey, administer CHP incentives through a program that bundles the incentives with energy efficiency project funding. CHP incentives from the Federal government include a 10% investment tax credit (30% for biogas projects), which is exchangeable for a 10% cash grant (30% for biogas projects) from the U.S. Treasury under the American Recovery and Reinvestment Act of 2009 stimulus legislation, and accelerated five-year depreciation eligibility. Our biogas projects are also eligible for voluntary renewable energy credits
•	Regional Climate Accords. We believe that current and future greenhouse gas, or GHG, regulations will continue to pressure our customers to quantify GHGs, reduce carbon footprints and save energy. Today, regulation is governed in North America through regional and state level accords that set GHG emissions reductions goals, including:
º	California’s Assembly Bill 32, the Global Warming Solutions Act of 2006, which requires California to reduce GHG’s to 1990 levels by 2020.
º	The Regional Greenhouse Gas Initiative, a cooperative agreement that includes 10 East Coast signatory states and establishes a cap and trade system for GHG emissions and a mandate of 10% GHG reduction from the power sector by 2018.
º	The Western Regional Climate Action Initiative, an international partnership which was entered into in 2007 and includes six Western states and the Canadian provinces of British Columbia, Manitoba, Ontario and Quebec, establishes a cap and trade system for the reduction of GHGs by 2020 to levels that are 15% below 2005 levels.

Our Competitive Strengths

We believe the following features of our business distinguish us from our competitors and position us to capitalize on the growth expected in the industrial energy efficiency market:

•	First Mover Advantage and Scalability. We believe that the scalability of our xChange PointTM architecture to analyze real-time energy information across a customer’s global enterprise and down to the component level of individual facilities will change the way industrial energy decisions are made. We are not aware of any other company that has this ability.
•	The EPS WayTM Presents a Comprehensive Solution which Creates a Relationship with Customer that is Difficult to Replace. Information generated by xChange PointTM and processed by our analysis team yields project development opportunities for our Energy Projects business and clean on-site energy generation opportunities for our Asset Operations business. Our energy analysts proactively hunt for savings opportunities and regularly communicate those opportunities with customers both at the plant and the corporate level. Our partnership approach helps secure a relationship with our customers that puts us in a position to implement and operate the projects that may arise in the REPLACE and SHIFT phases of the EPS WayTM and acts as a competitive barrier to other providers that may be vying for those projects.
•	Extensive Analytical Expertise in Industrial Energy Efficiency. Our solution involves a significant degree of human analysis and project development involvement. We have assembled a management team with extensive energy and energy efficiency experience, including individuals with doctorate and masters degrees, energy engineers, process engineers, software architects, project managers and project finance experts.
•	Speed of Implementation and Time to Value. xChange PointTM can be implemented within only eight to 12 weeks from the date of contracting, and provides immediate insight into the energy usage behavior of our customers’ systems. We completed commissioning of 46 sites for one customer in less than 75 days. We believe this speed to actionable equipment and enterprise level data is difficult to match by our competitors.
•	Financed Solutions Yield Immediate Savings. Our project financing capabilities help enable projects and generate savings for our customers who may not otherwise have access to the capital needed to realize the savings possible from an energy efficiency project. If a customer’s capital budget is insufficient for a retrofit investment, we offer structured financing on the customer’s behalf, either through bank-arranged debt financing or by directly owning assets and sharing in the benefits with the customer.

Our Growth Strategy

Key elements of our growth strategy include:

•	Enhance xChange PointTM. We intend to aggressively enhance the capabilities of our xChange PointTM solution. We plan to expand user interface features and work flow functionality with new features and offerings. We also plan to grow our energy analyst team and improve the expert analysis tools that it uses to provide industry-leading energy solutions.
•	Focus on Strategic Market Segments. We intend to organically increase our market penetration by: (1) securing additional enterprise-wide xChange PointTM contracts in current market segments of focus, (2) entering new industrial verticals and adding features to xChange PointTM that are focused on unique energy systems in those industrial verticals, (3) continuing to leverage xChange PointTM information into Energy Projects development opportunities, and (4) adding CHP PPA opportunities to our current Asset Operations business.
•	Acquire Complementary Businesses. We believe that the fragmented nature of the current industrial energy efficiency market presents opportunities to grow through acquisitions. We intend to strategically acquire businesses that complement and expand our end-to-end solutions-based services, technology, customer base and geographic coverage.
•	Project Finance. We intend to establish new project financing facilities for new CHP and shared savings projects. We believe that establishing such facilities will help reduce the capital cost of our projects and enhance our platform of solutions to our customers.
•	Align with Grid Operators and Electric Utilities. We intend to team with electric power grid operators and utilities nationwide to develop and implement programs designed to optimize the balance of energy supply and demand. We believe that establishing these successful relationships will enable us to reach and attract a broader customer base.
•	Strategic Alliances. We intend to develop new distribution channels through strategic alliances that broaden our market penetration and optimize our selling efforts. We also plan to team with companies that have synergistic bolt-on features to xChange PointTM, which we believe will improve the product at a very low incremental development cost and will give us access to customers these partners may have.
•	International Expansion. We intend to expand internationally through strategic alliances. We are interested in the industrial energy efficiency markets in North America, Europe, South America and Asia due to a variety of market fundamentals. Many of our existing customers have international locations.

Our Solutions

Through our three business lines — xChange PointTM (CONTROL), Energy Projects (REPLACE) and Asset Operations (SHIFT) — we address our customers’ energy management challenges, including:

•	high electricity and natural gas costs;
•	increasing emissions reporting and compliance requirements;
•	greater demand from regulatory bodies and shareholders for the reduction of GHGs; and
•	new mandates to find energy efficiency solutions.

xChange PointTM

xChange PointTM, a data monitoring, collecting and processing hardware and software system, drives customers through each aspect of our CONTROL-REPLACE-SHIFT approach. It provides a single portal for customers at the corporate level to manage enterprise-wide energy usage and carbon emissions reductions. At the plant level, it provides each facility with the real-time data and analysis support required to enact the solutions identified by the service. Our analyst team uses xChange PointTM to help identify intelligent solutions designed to result in immediate and long-lasting energy reductions and cost savings.

xChange PointTM Flow of Services

xChange PointTM Features.

•	Energy, water, production, process and carbon emissions data is collected in real-time at the equipment level, enterprise-wide.
•	Dedicated, expert energy and sustainability analysts support facility engineers with the analysis of data and development of solutions.
•	User definable alerts, or e-Notices, provide SMS text alerts and emails of pre-defined conditions.
•	Periodic Key Performance Indicator Reports, or KeyPIRs, report on specific areas of interest and are issued by our analysts to assess performance against energy baselines and thresholds.
•	When opportunities are identified that require action, Sustainability Improvement Proposals, or SIPs, are issued, which are proposals for solutions that range from low cost / no cost energy efficiency measures, many of which may be behavioral recommendations, to equipment retrofit designs and quotations for capital improvement projects.
•	Savings opportunities are tracked with Opportunity Trackers that dynamically quantify energy savings and carbon reductions that are realized (or missed) by implementing (or not implementing) opportunities.

Each xChange PointTM contract is comprised of a base system plus subsystem modules that may be elected by the customer. The base system measures total electric, water, natural gas, temperature and humidity at a facility. Subsystem modules include boilers, refrigeration, compressed air, wastewater, central plant, process, HVAC, cooling towers, lighting and clean energy generation. xChange PointTM combines process module data with production data, which facilitates the ability to retrieve continuous data, even down to the customer’s stock keeping unit, or SKU, level. We scale xChange PointTM to match the customer’s growth by adding new sites and software modules on an as-needed basis.

Our field teams either install the data collection and metering equipment, or tie into existing control systems to retrieve data from current monitoring devices. The software collects data and publishes it on a secure website, so that our customers can respond with targeted actions from the Internet. We believe that our speed to implementation and access to immediate savings opportunities is fast: we recently completed commissioning of 46 sites for a leading domestic dairy company in 75 days.

xChange PointTM is priced on a SaaS-based subscription model, which consists of an upfront per-facility fee for system metering and commissioning, and a monthly subscription fee per facility over a three to five year contract. In addition, we offer financing for the installation component through a $5 million private label third-party finance program.

Typical paybacks on xChange PointTM installations are expected to be approximately one to three years. The value of xChange PointTM is demonstrated by real examples. At one of our customer’s milk processing factories, we tracked the boiler, compressed air and refrigeration systems. We spotted data anomalies that revealed energy improvement opportunities. These included the no-cost behavioral modification of staggering boiler startup, which saved the customer 2.5% in thermal energy usage. There were also several low-cost projects including compressed air retrofits (55% electricity savings), a boiler project (3% thermal and 58% electricity savings) and a refrigeration project (25% electricity savings). In aggregate, the projects achieved annual electric savings of 4,392,000 kilowatt-hours, or kWh, and emissions savings of 700 tons of carbon dioxide equivalent, or CO2e, per year leading to a simple payback on investment of 1.2 years. The total estimated annual savings to the customer was over $0.4 million.

xChange PointTM Technology.  Using standard process sensors available in the marketplace, our hardware footprint collects and processes relevant data, with software that filters the data and displays it via the Internet. The data that xChange PointTM collects and monitors is owned by the customer and is licensed to us under a perpetual, royalty-free and non-exclusive license. The data is subject to multiple levels of protection that ensure data continuity with emergency backup power for reliability. The data is recorded in a data logger housed at the customer’s facility and stored on a minute-by-minute basis. The data is transmitted to our data center via the Internet using an encrypted connection. All data transmitted by the customer is processed and displayed on a website using encrypted secure sockets layer, or SSL, connections. We believe that we have built a comprehensive security infrastructure, including firewalls, data encryption and intrusion detection systems, and have established fail-over redundancy for our information technology systems. To provide further data redundancy and security, we are in the final testing stage of an additionally redundant data center site which we expect to be operational in the third quarter of 2010.

xChange PointTM Communication and Data Security

Energy Projects

Based on information we gather from xChange PointTM, we design, develop and implement, on a turnkey basis, various energy efficiency projects in the REPLACE category of The EPS WayTM. The types of services we provide are Engineer-Procure-Construct project implementations, Auto-DR and Permanent Load Shifting.

Energy Projects Flow of Services

•	Engineer-Procure-Construct. We develop and manage subcontractors and trade labor to implement Energy Projects for our customers. These projects include lighting, compressed air, refrigeration, boilers, steam, central plants, HVAC, economizers and other heat recovery systems including air-to-air systems, biogas generation projects, CHP projects and photo-voltaic installations. We also design, install, and optimize energy efficiency controls on existing equipment. Once a project is installed, we use xChange PointTM to further verify actual savings against projections.

As an example, we developed, engineered and implemented a 1.0 MW biogas-powered CHP project for Miller Brewing Company in California. We partnered with a contractor that built an anaerobic digester that uses beer waste to generate biogas and we installed a biogas-fired CHP project that generates electricity for the plant and heat used to brew the beer. On our customer’s behalf, we applied for and administered a $1 million utility rebate that contributed to a payback on the project of just over 0.5 years, annual electricity savings from the grid of 8,700,000 kWh and net energy savings of approximately $0.7 million in the first year alone.

•	Auto-DR. We deliver Auto-DR through controls technology that is compatible with and incremental to xChange PointTM. This technology monitors energy usage and provides alerts from the utility company to our customers for demand action designed to reduce energy consumption during peak periods without impacting our customer’s production capabilities. We identify the various available utility incentives based on the customer’s location and energy load, and using that information develop an optimal Auto-DR strategy, including load shedding plans and controls configuration and implementation. We also apply for utility rebates on behalf of our customers to reduce the installation costs of Auto-DR infrastructure. The customer is paid an option price by the utility for their participation in Auto-DR. In exchange, the utility may automatically send a signal via the Internet to our customers’ energy control systems, which initiates a series of pre-programmed, pre-authorized demand reduction strategies. We receive payments from either the utility or the customer directly, depending on the utility’s program design, for auditing, reporting and installing the Auto-DR project. We believe our Auto-DR offering is able to deliver better results than standard DR programs, because our automated controls are able to more exactly set target demand levels in a demand response event than standard DR where the adjustments are more manual.

Auto-Demand Response (Illustrative)

We have implemented DR projects for 7.7 MW of demand reduction for various customers, and Auto-DR projects for 15.8 MW of demand reduction. In aggregate we have implemented 23.5 MW worth of DR and Auto-DR projects for 13 customers across the State of California for Pacific Gas and Electric and Southern California Edison. Representative customers include Cemex, Praxair, Schnitzer Steel, Fleetwood Enterprises and Sully-Miller. During the fourth quarter of 2009 and first quarter of 2010, we signed 14 new Auto-DR sites, two of which were in construction as of February 28, 2010.

•	Permanent Load Shifting. We implement permanent load shifting, or PLS, measures for our customers through utility participation programs. Under PLS, the customer shifts energy usage and plant production permanently to an alternate time period over the entire peak energy season, which can provide significant and continuous energy savings to industrial manufacturers, particularly those operating refrigerated facilities. As with Auto-DR, we receive payments from either the utility or the customer directly, depending on the utility program design, for auditing, reporting and installing the PLS project. Unlike DR programs, where customers reactively reduce consumption for short time periods when requested by their utility, PLS enables customers to proactively shift their energy usage from peak time periods, when rates are highest, to mid- and off-peak periods, when rates are lower, for the entire peak energy season. We manage all aspects of PLS for customers including:
º	Initial assessment to determine if PLS is a viable option;
º	Administration and completion of all the required forms for the utilities;
º	Design of a PLS strategy based on each facility’s unique requirements;
º	Installation and monitoring of the PLS solution;
º	Measurement and validation for compliance; and
º	Calculation of the financial savings using xChange PointTM.

Permanent Load Shifting (Illustrative)

In April 2008, we announced our PLS program for industrial refrigeration customers in San Diego Gas & Electric territory. In February 2010, we verified that this program diverts 1.42 MW of on-peak power to off-peak times at three of their larger industrial refrigeration customers. At one customer site we estimated that we reduced peak energy usage by 29%, creating cost savings of $120,000 during the peak season between May and September. This represented an estimated 35% in energy cost savings during that period.

Asset Operations

We complete The EPS WayTM cycle by shifting our customers to on-site clean energy generation. We operate efficient CHP and biogas projects on our customers’ behalf and we also own and operate a portfolio of projects that sell electric and thermal energy to our customers.

Asset Operations Flow of Services

CHP delivers savings over grid-purchased electric and thermal energy produced through typical means. CHP projects consume natural gas and produce both electricity and waste heat that is used for industrial process, displacing other thermal systems such as boilers and absorption chillers. The graphic below demonstrates how combining heat and power output from CHP generates both energy savings and emissions reductions over grid-purchased energy by avoiding a thermal system and fully utilizing the CHP waste heat:

Energy and Emissions Savings of Clean Heat and Power (Illustrative)

While energy savings from CHP projects are attractive to our customers, we believe that implementing and running an effective CHP project is a complex process that is generally beyond the core function of a plant’s management team. To enable CHP project development for our customers while reducing the operating burden for them, we either (1) own and operate a CHP project within a customer’s facility and sell thermal and electric energy back to our customer through PPAs of seven to 15 years, or (2) operate and maintain the CHP project for our customers under a service agreement.

We believe the industrial CHP market potential tends to be strongest in areas with relatively low natural gas prices and high electricity prices, otherwise known as ‘spark spread’. We have concentrated our Asset Operations in what we believe are the best markets for CHP based on both spark spread conditions and state-level incentive programs — California and the East Coast. We currently own four CHP projects with 9.1 MW of aggregate capacity at different facilities in California and Massachusetts that sell energy to the customer facilities under a PPA. We also operate and maintain 5 MW of projects in Connecticut and are contracted to operate an additional 0.65 MW in Massachusetts.

•	PPA. The PPA model is similar to that of an independent power producer, or IPP, except that the energy produced and sold by EPS to the customer is based on the local utility tariff or retail market at market-based rates. Our CHP PPA is a compelling value proposition because of (1) the avoidance of energy losses when energy is turned into electricity at a central power plant and transmitted via the grid to the customer (CHP achieves energy conversion efficiencies of up to 80%, compared to conversion efficiencies from the utility system of 25-40%), (2) the replacement of inefficient thermal conversion equipment, such as boilers and absorption chillers, (3) higher retail than wholesale power rates, (4) the establishment of an on-site and non-interruptible power source, and (5) the reduction of carbon emissions by using cleaner and more efficient energy supply than that which is purchased through the grid system.

Under a PPA, we charge our customer for electricity and thermal energy. Our energy is sold under a take-or-pay arrangement where we effectively serve as a base load source of energy. Our operations staff operates and maintains the projects and we supplement the maintenance support by contracting with the original equipment manufacturers as necessary. We employ a prudent fuel procurement policy by forward-purchasing a portion of our natural gas, but we currently do not engage in synthetic or otherwise high-risk fuel hedging activities.

We price our PPAs under two unique structures to best accommodate our customers’ risk tolerance. The first is a discount to their electric utility tariff whereby we manage the exposure between the cost of natural gas and price of electricity, and the customer simply pays a fixed discount to their utility bill. The second is a commodity ‘toll’ where we pass the gas cost to the customer directly. In this case we transfer the significant spark spread benefit between gas and electric prices to the customer and we are paid a fixed rate to run and operate the project. Both pricing techniques are offered against risk-adjusted cost of capital metrics.

•	Operations and Maintenance. We provide operations and maintenance services to customers that already own their CHP facilities. Our scope of service includes equipment servicing, day-to-day operations, spare parts management, routine maintenance and non-routine servicing for additional fees. Our operations and maintenance contracts are typically between two to five years in duration.

Financial Products

We can arrange for financing on our customers’ behalf to develop projects that may be restricted by their capital budgets. These services include:

•	xChange PointTM Installation Finance. xChange PointTM is priced using both an up-front installation fee for system set-up, metering and commissioning, as well as an ongoing service fee for the software and analytics associated with the product. We have established a $5 million private label finance facility for the system installation, which gives our customers the option of either paying for the installation up front or financing it through us. This arrangement is a supplemental rental agreement that is financed by a third-party partner. The financing is designed as a service contract, thereby allowing the customer to account for it as an operating lease.
•	PowerSaverTM. The PowerSaverTM is a CHP operations contract that is designed to improve existing underperforming CHP assets that our customers own. Without taking title to the asset, we manage all fuel purchasing, operations and maintenance responsibilities for the project and guarantee our customer a fixed amount of savings from the project. In return, the customer purchases all electric and thermal energy generated by the project at the prevailing utility rate. We believe that the

PowerSaverTM is compelling to our customers because (1) the fixed savings guarantee immediate positive cash flow from an existing asset, (2) fuel management and demand risk is eliminated, and (3) attention is re-focused on their core business instead of the CHP project.
•	Shared Savings. We believe that industrial facilities will sometimes avoid investing in economically attractive energy efficiency projects due to capital allocation constraints and long corporate approval cycles. Our Shared Savings Agreement is designed to allow our customer to share in potential savings immediately without investing in the projects. We design, engineer and finance these opportunities over four to 10 year terms by bundling multiple measures into one contract. With xChange PointTM, we perform ongoing measurement and verification of the savings. The customer pays us a percentage of the verified savings over the term and retains the option to purchase the projects at any time throughout the term. We finance the Shared Savings Agreement similarly to a PPA by creating project companies capitalized with third-party debt and equity.
•	EPS Energy Efficiency Leasing. We arrange lease financing for our Energy Projects by partnering with third-party financing entities that contract directly with our customers. Our leasing services include both operating and capital lease structures. We believe that leasing services are attractive to our customers because we structure the financing repayments below the expected savings from the projects. At the end of the lease term, the project will either transfer directly to the customer, or be sold at fair market value to the customer by the leasing partner. We receive payment for the design and installation of the projects from our financing partner when we build the projects.

Sales and Marketing

Target Market

Our target customers are large industrial manufacturing companies with multiple geographically dispersed facilities that each have annual average energy costs of at least $500,000. We believe that our products and services appeal most strongly to customers that recognize the significance of improved energy performance and reduced carbon content per unit of product they produce, but do not have the internal expertise to develop and implement sustainability efforts. We focus on companies that experience high energy expenditures as a percentage of cost of goods sold, as often simple energy enhancements can offer material improvements to their earnings. We believe that the food and beverage, chemical processing, pharmaceutical, biotechnology, paper and fabricated metals are particularly strong market verticals for our company. We estimate that within the food and beverage segment alone, there are over 8,500 facilities in the United States that are prime candidates for xChange PointTM.

Sales

We market and sell our products and services though a direct sales organization. Our sales personnel are distributed across our offices in Costa Mesa, California; New Haven, Connecticut; Dallas, Texas; and San Francisco, California. We sell directly to our customers at the corporate level, but also engage closely with the facility management of the plants with which we work. Selling at both the corporate and the plant level is a key to our approach.

We believe that relying on partners, integrators and equipment manufacturers as sales channels is critical to accelerating xChange PointTM deployments into key verticals where we do not have a customer base. We have activated a partnership plan that is being rolled out across various geographies with non-exclusive controls systems integrators that are responsible for selling and installing xChange PointTM. We are entering into distributor agreements with these integrators to leverage into customer accounts of interest and establish market penetration in new verticals of interest. We believe that this channel is valuable because (1) control integrators are attuned to the inherent value in xChange PointTM, (2) they can serve as an installation and maintenance resource, and (3) they have regional plant-level relationships in the market that our corporate-focused direct sales approach does not effectively capture.

Our products and services are sold in three primary sales cycles: (1) xChange PointTM has an average sales cycle of three to six months; (2) our REPLACE solutions have an average sales cycle of six to 12 months; and (3) our SHIFT solutions have an average sales cycle of 12 to 24 months.

Customers

As of February 28, 2010, we maintained a total contracted backlog of approximately $67 million across 11 customer accounts, 91% of which was under multi-year contracts. Approximately 14% of this backlog was related to our xChange PointTM business, which was commercialized in mid-2009.

As of February 28, 2010, we had xChange PointTM contracts at a total of 63 sites across four customers. In 2009, our Energy Projects business serviced 15 separate customer accounts. Also in 2009, our Asset Operations business managed 14.6 MW of CHP projects for two customers.

Our typical customers are industrial companies with multiple facilities, a geographically dispersed footprint, a substantial energy spend and the desire to demonstrate sustainability.

Our History

•	Our company was founded in 2002 in Irvine, California to address the energy needs and reduce the carbon footprint of industrial companies by delivering timely, relevant and actionable energy intelligence.
•	Since 2002, we have delivered our solutions to customers in more than 20 U.S. states and also in Mexico.
•	From 2002 to 2006, we organically grew our business through key project development activities, including the national development and implementation of energy efficiency projects for one of the world’s largest casino operators, as well as multiple high performance CHP projects for key clientele.
•	In 2007, we completed a 223 kW high-efficiency solar installation for Tyco Healthcare’s facility in Pleasanton, California. The project resulted in annual energy savings of $52,680, a reduction in energy consumption of 408,360 kWh per year and a corresponding decrease of 259,700 pounds of CO2 emissions per year.
•	In 2007, we completed a 1.0 MW biogas-powered CHP project for Miller Brewing Company. As part of the project, EPS applied for and arranged a $1 million rebate that was delivered through a California state incentive program, accelerating the simple payback on the project for the customer to less than one year.
•	In 2007, we raised $20 million in a Series A Convertible Preferred Stock financing from two clean technology venture capital firms: NGEN Partners and SAM Private Equity AG, a Swiss investment firm that is a wholly-owned subsidiary of Robeco Group.
•	In 2008, we gained complete ownership of NEC-EPS Holding, LLC by acquiring the remaining 80% ownership interest for $6.8 million, $4.3 million of which was paid in cash, $2 million of which was paid with a promissory note, $0.5 million which we incurred in transaction and other closing costs, and the assumption of $7.5 million of debt. This acquisition gave us ownership of three entities, Franklin Energy Center, LLC, Lynn Energy Center, LLC and COI Energy Center, LLC, each of which owns a CHP plant that provides electrical and thermal energy to one of our significant customers.
•	In 2008, we developed and constructed our largest CHP project, a 5 MW project for a leading medical device manufacturer. We now operate and maintain the project for the customer.
•	In 2008, we completed the acquisition of all minority interests in DairyGen, LLC that we did not already own.
•	In 2009, we launched xChange PointTM at eight pilot sites.
•	In 2009, we raised $30 million in a Series B Convertible Preferred Stock financing led by Altira Group LLC, a Denver-based private equity and venture firm specializing in funding efficient, sustainable energy companies and related investments. The investors from our Series A Convertible Preferred Stock financing, funds affiliated with NGEN Partners and SAM Private Equity AG, also participated in this financing.

•	In December 2009, we added a major multi-national soft drink company as an xChange PointTM customer.
•	In 2009, we completed our first large-scale commercial installations of xChange PointTM, and as of December 31, 2009, we had 52 installations in place. We completed commissioning of 46 sites for one customer in less than 75 days, validating the product’s short time to value.
•	In 2009, we were named a Global Cleantech 100 company by Guardian News and Media and Cleantech GroupTM, LLC, providers of leading research, events and advisory services for the clean technology industry. We also received the Los Angeles Venture Association 2009 award for the top clean technology investment of the year.
•	In February 2010, we signed an additional xChange PointTM agreement with a multi-national food company, bringing the total number of current xChange PointTM customers to four and the total contracted number of sites to 63.
•	During the fourth quarter of 2009 and the first quarter of 2010, we contracted on 14 new Auto-DR projects in California among seven customers. As of February 28, 2010, two of these sites owned by Pactiv Corporation were under construction. We estimate that the Auto-DR projects at these two sites will reduce peak energy load by 3 MW for the customer.
•	In 2010, we announced that our PLS program for industrial refrigeration customers in Southern California, which we had initiated in 2008, has successfully diverted 1.42 MW of on-peak power to off-peak times at three industrial refrigeration locations on behalf of San Diego Gas & Electric.

Intellectual Property

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including know-how, employee and third-party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. As of December 31, 2009, we have two pending patent applications directed to seven inventions with the U.S. Patent and Trademark Office and one patent cooperation treaty application applying to all seven of our U.S.-filed inventions related to our xChange PointTM technology.

We intend to continue to file additional patent applications with respect to our technology and maintain trade secrets as is consistent with our business plan in an ongoing effort to protect our intellectual property. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Due to uncertainties inherent in prosecuting patent applications, sometimes patent applications are rejected and we subsequently abandon them. Even if granted, there can be no assurance that these pending patent applications will provide us with protection. It is possible that our current patent applications, or patents which we may later acquire, may be successfully challenged or invalidated in whole or in part. It is also possible that we may develop proprietary products or technologies in the future that are not patentable or that the patents of others will limit or altogether preclude our ability to do business. In addition, any patent issued to us may provide us with little or no competitive advantage, in which case we may abandon such patent or license it to another entity.

We own the material trademarks used in connection with the marketing, distribution and sale of all of our products and services in the United States and in the other countries in which our products are currently or intended to be either sold or manufactured. Our registered and pending trademarks in the United States include EPS, The EPS WayTM, xChange PointTM, REPS, EPS PowerSaverTM and Rebate xChange®. We intend to continue to strategically register both domestic and international trademarks we use today and those we will develop in the future. We also own domain names for our primary trademark in our website.

Competition

The energy intelligence and solutions sector is highly competitive, rapidly changing and fragmented. We primarily face competition from companies that focus on specific aspects of the energy intelligence and solutions market, but none that provide a similar real-time data driven and fully integrated solution as ours.

•	ESCOs. ESCOs provide services that directly compete against ours. However, our experience has indicated that the ESCO market does not focus on the industrial segment, but instead concentrates on tax-exempt and institutional customers or commercial buildings. There are many national ESCOs. Some that compete with EPS for energy efficiency and retrofit projects include Ameresco and NORESCO.
•	Energy Consultancies. Many of our competitors in the industrial segment are local and regional consultants that are geographically concentrated and service a limited base of regular customers. These consultants may have specific energy auditing, and project design expertise, but lack the full range of services that we offer, including the real-time energy monitoring function that is core to achieving ongoing energy savings. These contractors also have difficulty scaling their services across an enterprise, focusing instead on plant-level engagements.

The energy consultancy landscape is vastly fragmented. Some of the companies that compete most directly against our Energy Projects and Asset Operations businesses within the industrial manufacturing sector include: Cascade Energy Engineering, AEPC Group, Lime Energy and Veolia Energy. There are also large multi-national corporations that have engineering and construction consulting services for energy efficiency and CHP projects that compete with EPS. These include: Chevron Energy Services, Siemens Energy and ABB. Our focus is to own and/or operate CHP facilities, whereas these companies are more typically involved in the design and engineering of CHP projects, with an additional focus on supplying the machinery and hardware for the systems. We believe there are very few, if any, CHP providers that PPA-financed distributed CHP projects in a similar way to EPS.

•	Controls and Automation Companies. Many large controls hardware and software companies provide technically similar components to xChange PointTM. However, these companies generally sell proprietary systems, whereas we design our xChange PointTM solutions with off-the-shelf components. Moreover, virtually none of these controls companies offers an energy analysis service similar to that of xChange PointTM, and instead leave the interpretation of information to the customer. For many customers, lack of knowledge about what to do with information renders much of the controls value unutilized.

Some of the more significant competitors to EPS in this category include: Rockwell Automation, Schneider Electric (PowerLogic Ion) and Honeywell. Powerit Solutions is also a significant competitor — they offer both metering hardware as well as energy monitoring software.

•	Energy Monitoring Software Companies. There are three groups of companies that focus specifically on monitoring software, which are also competitors to xChange PointTM:
º	The first group consists of companies whose primary focus is on DR programs. They offer monitoring software and in at least one case, some analyst support, primarily to enable customers to participate in DR programs, which they help administer for utilities. The primary competitors in this group include EnerNOC, cPower, Comverge and EnergyConnect. These companies are beginning to compete in our market by increasingly offering broader energy efficiency services.
º	The second group includes companies that are focused primarily on enterprise carbon accounting software, but in several cases, their products offer some energy management and monitoring capabilities. As such, they do compete directly against xChange PointTM, though they lack most of the capabilities that our product offers. Competitors in this space include Hara, Enviance and Carbonetworks.
º	The third group includes companies that are focused primarily or exclusively on providing energy management and monitoring software. There are close to 50 companies that fit in this category, but EPS estimates that there are about 15 – 20 that focus partially on the industrial manufacturing sector (the rest focus on commercial buildings, retail and/or government). The more significant direct competitors to EPS from this group include VaCom Technologies, eSight Energy and Energent.

Employees

We have compiled a management team with extensive energy and energy efficiency experience, including those with advanced doctorate degrees, energy engineers, process engineers, software architects, project managers and project finance experts to provide complete solutions to our customers energy challenges. We have extensive expertise in industrial processes, complex heating and cooling systems and electric and thermal energy management. As of February 28, 2010, we had 96 employees, 93 of which were full-time employees and three of which were part-time employees. We have 56 employees engaged in developing or servicing our customer contracts and 40 employees engaged in selling, general and administration functions. Of the selling, general and administration employees, 12 of them are sales staff, 12 are accounting and administrative staff, six are operations staff and 10 are executives. None of our employees is currently represented by labor unions or is currently covered by a collective bargaining agreement with respect to their employment. To date, we have not experienced any labor-related work stoppages and we consider our relationship with our employees to be strong.

Facilities

We do not own any of our facilities. We lease all of our facilities under “net” leases, which require us to pay all of the cost of insurance, taxes, maintenance and utilities. We generally cannot terminate these leases at our option. Our principal executive and administrative offices are located at 150 Paularino Avenue, Suite A120, Costa Mesa, California 92626. The following table sets forth the location, approximate size and lease renewal dates of our leased facilities. We use all of our offices for executive and administrative purposes.

Location	Approximate Square Feet	Lease Renewal Date
Costa Mesa, California	19,000	November 2010
Dallas, Texas	3,000	August 2010
San Francisco, California	2,000	July 2010
New Haven, Connecticut	2,000	January 2011

The four CHP projects we own are subsidiary project companies.

Project	Location	Capacity (MW)
DairyGen, LLC	City of Industry, California	3.10
Franklin Energy Center, LLC	Franklin, Massachusetts	2.06
Lynn Energy Center, LLC	Lynn, Massachusetts	2.06
COI Energy Center, LLC	City of Industry, California	2.06

Legal Proceedings

From time to time, we are subject to various legal proceedings that arise from the normal course of business activities. In addition, from time to time, third parties may assert intellectual property infringement claims against us in the form of letters and other forms of communication. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on our results of operations, prospects, cash flows, financial position and brand.

On August 29, 2008, Power Management Engineering, LLC filed a complaint in the Superior Court of the State of California, County of San Bernardino, San Bernardino District, Case No. CIVRS 808649, against our company, certain members of our management and Bluepoint Energy, a Utah corporation, styled as Power Management Engineering, LLC v. Energy and Power Solutions, Inc., et al. The first amended complaint in this matter was filed on May 22, 2009. The first amended complaint alleges breach of contract, breach of express warranty, breach of implied warranty, fraud, negligent misrepresentation and negligence concerning the installation of an energy CHP system. Among other things, the lawsuit seeks contract damages, damages for breach of warranty, tort damages and damages for negligence in an aggregate amount of not less than $4.5 million, payment of attorney fees and costs, and punitive damages. Although the outcome of this lawsuit cannot be determined with certainty, we do not believe the complaint has any merit and intend to vigorously defend ourselves against the claims contained in the complaint.

Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding or proceedings to which we are a party or of which any of our property is subject will have a material adverse effect on our business, results of operations, cash flows or financial condition.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information about our executive officers and directors as of March 29, 2010:

Name	Age	Position
Jay B. Zoellner	51	Chairman, Chief Executive Officer and President
Peter Ludlum	54	Chief Financial Officer, Secretary and Treasurer
Iyad Darcazallie	44	Chief Operating Officer
Julie Moran	53	Executive Vice President, xChange PointTM
Rhea J. Hamilton	37	Director
John S. Herrington	70	Director
Robert J. Metcalfe	70	Director
Charles R. Oliver, Jr.	66	Director
Steven E. Parry	54	Lead Independent Director

Jay B. Zoellner, has served as our Chief Executive Officer and on our board of directors since 2002, and as our President since 2007. Mr. Zoellner has over 27 years of leadership experience in the energy business. From 1998 to 2001, Mr. Zoellner was Senior Director for Enron Facility Services and Enron Energy Services. From 1992 to 1997, he served as Vice President of The Bentley Company. In 1985, Mr. Zoellner joined ABB, Inc., a global energy and transportation company, as a consultant to multiple nuclear utilities in the United States and Britain. He began his career in 1980 as an officer in the U.S. Navy nuclear submarine force. Mr. Zoellner has also served in the following positions in subsidiaries of EPS: President of NEC-EPS Holding, LLC, a position he has held since 2008; Managing Member of EPS, LLC, a position he held from its inception in 2002 to 2004; and President of DairyGen, LLC, a position he has held since 2006. Mr. Zoellner holds a Bachelor of Science in Physics from the University of Idaho. Mr. Zoellner has extensive leadership experience, is a founder of the company and currently serves as our Chief Executive Officer and President. He has extensive knowledge of the energy industry and is actively engaged with our key customers. We consider this to be valuable experience for our board.

Peter Ludlum has served as our Chief Financial Officer since April 2008. Mr. Ludlum previously served as Financial Compliance Officer from May 2006 to March 2008 and Chief Financial Officer from April 2005 to April 2006 for Applied Medical Resources Corporation. Mr. Ludlum also served as Group Controller for IsoTis S.A. from October 2003 to April 2005. IsoTis S.A. had acquired GenSci Regeneration Sciences Inc. where Mr. Ludlum served as Vice President and Chief Financial Officer from December 1999 to October 2003. In 2002, while Mr. Ludlum was serving as the Chief Financial Officer of GenSci Regeneration Sciences Inc., the Ontario Securities Commission issued a management and insider cease trade order against GenSci because it was not able to file financial statements on a timely basis due to placing a subsidiary into bankruptcy. The cease trade order was cleared upon filing timely financial statements later in 2002 and the subsidiary was subsequently brought out of bankruptcy and merged with another company. Prior to that, Mr. Ludlum had served as Vice President Finance and Chief Financial Officer from November 1996 to November 1999 for Pacific Biometrics, Inc. Earlier in his career Mr. Ludlum had worked for Derlan Industries, Ltd. as Corporate Controller and Group Controller and in various positions for Mobil Oil Corporation, and for subsidiaries of Bechtel Corporation and PacifiCorp. Mr. Ludlum is a Certified Management Accountant (CMA) and holds a Bachelor of Science in Business and Economics with a major in accounting from Lehigh University and a Masters in Business Administration with a concentration in Finance from California State University, Fullerton.

Iyad Darcazallie has served as our Executive Vice President of Corporate Development since January 2009, and as our Chief Operating Officer since February 2010. Mr. Darcazallie has over 15 years experience in corporate development, general management, management consulting and engineering. Prior to joining us, from 2004 to 2009, Mr. Darcazallie was Senior Director of Strategy and Corporate Development of Hewlett-Packard Company where he led acquisition and investment activities for its services unit. At Hewlett-Packard, from 2002 to 2004, he had also served in their strategic outsourcing group as a Services Principal, and as General Manager of the group’s U.S. West Region business unit. Prior to Hewlett-Packard, from 1995 to 2001, Mr. Darcazallie held several positions with Ernst & Young Conseil in France, and Ernst & Young LLP, Management Consulting Services in the United States where he most recently served as Chief Operating Officer of their workforce solutions subsidiary, Net-Strike Worldwide LLC. Earlier in his career, Mr. Darcazallie held various engineering positions at engineering and construction firms Ove Arup & Partners, Bechtel Corporation and HJ Degenkolb Associates. Mr. Darcazallie is a licensed California Professional Engineer, and he holds a Bachelor of Science with honors in Architectural Engineering from California Polytechnic State University, San Luis Obispo, a Masters of Science in Structural Engineering from University of California, Berkeley, and a Masters of Business Administration from the University of California, Berkeley.

Julie Moran has served as our Executive Vice President, and General Manager, xChange PointTM since February 2010. Before joining us, since 2003, Ms. Moran served as a Senior Vice President at Safety-Kleen Systems Inc. She has more than 20 years of experience in operations and management in the process control, system integration and environmental services industries. Ms. Moran holds a Bachelor of Science in Mechanical Engineering and was awarded a Fellowship in Engineering Mechanics at the University of Nebraska. She completed the Executive Program for International Management at the University of Michigan.

Rhea J. Hamilton has served on our board of directors since December 2007. Ms. Hamilton is a Senior Investment Manager with SAM Private Equity AG, formerly part of Robeco Private Equity, a position she has held since 2007. From 2004 to 2007, Ms. Hamilton was the Business Finance Manager for Shell Hydrogen B.V. where she was responsible for managing investments in funds and direct investments, several of which she was the acting shareholder representative. From 2001 to 2004, she was the Investor Relations Manager for Shell International Exploration and Production B.V. Prior to that, from 1996 to 1999, she was with Shell Canada Ltd., as a deal-orientated, exploration geophysicist. Ms. Hamilton holds a Bachelor of Applied Science with honors in Geophysical Engineering from University of British Columbia, Canada, and holds a Masters of Business Administration from IESE Business School, Barcelona, Spain. Ms. Hamilton has published several scientific papers from her geophysical expedition in Antarctica, and holds a diploma from the Institute of Directors (IoD) in the United Kingdom. Ms. Hamilton’s post graduate education and background in private equity investment, portfolio company management and the earth sciences provides her with significant board directorship, international finance, operations management and financial reporting experience. We consider this to be valuable experience for our board.

John S. Herrington has been a member of our board of directors since March 2010. Since 2005, Mr. Herrington has been a self-employed attorney/businessman. From 1985 to 1989, Mr. Herrington served as the United States Secretary of Energy. From 1983 to 1985, he served as Assistant to the President for presidential personnel in the Ronald Reagan Administration. From 1981 to 1983, Mr. Herrington served as Assistant Secretary of the Navy. Prior to his government service, Mr. Herrington was a practicing attorney in California, specializing in corporate, real estate, tax and business law. Mr. Herrington serves on the board of directors of Clean Energy Fuels Corp. He has previously served as the chairman of the board of directors of Harcourt Brace Jovanovich, and on the board of directors of the John Wiley Publishing Company of New York, Mesa Petroleum, Pioneer Resources of Dallas, Advisory Council for Sedgwick James of New York, Inc., and the board of advisors of The Wilmer Eye Institute of John Hopkins University Medical Center. He holds a Bachelor of Arts in economics from Stanford University and a Juris Doctorate and Bachelor of Laws from the University of California, Hastings College of Law. Mr. Herrington has extensive experience as a member of public company boards of directors, was a high-ranking U.S. government official responsible for energy policy and an advocate for domestic energy development, and is an experienced leader, entrepreneur and attorney. We consider this to be valuable experience for our board.

Robert J. Metcalfe, LL.B. has served on our board of directors since March 2010. For the past 10 years, Mr. Metcalfe has been counsel for Metcalfe, Blainey & Burns LLP, one of Canada’s oldest boutique full service law firms. From 1970 to 1988, he was a senior partner at the law firm of Lang Michener LLP, where he specialized in corporate and commercial law. From 1988 to 1996, he was president and chief executive officer of Armadale Properties Limited and general counsel to all the Armadale Group of Companies engaged in commercial real estate development, newspaper publishing, airport management and ownership, financial services and auto dealerships. Mr. Metcalfe currently serves as chairman of the board of directors of Medoro Resources Ltd., a natural resource company in the gold industry listed on the TSX Venture Exchange. He also serves on the board of directors of each of Alange Energy Corporation, a natural resource company in the oil and gas industry listed on the TSX Venture Exchange, Xinergy Ltd., a company engaged in the mining industry listed on the Toronto Stock Exchange, and EnviroTower Inc., a closely-held private international company engaged in energy and water conservation. Mr. Metcalfe is currently the chairman of the audit committees of each of Alange Energy Corporation and Xinergy Corp., and member of the audit committee of Envirotower Inc. Mr. Metcalfe has also served as director of Canada Lands Company Limited and director and non-executive chairman of the CN Tower. Mr. Metcalfe was a court affirmed independent director of Hollinger Inc. from September 27, 2004 to July 21, 2005, in which capacity he was the subject of a management and insider cease trade order (which existed prior to his appointment to the board of Hollinger) due to the inability of Hollinger to file financial statements resulting from the non-filing of financial statements by its subsidiary, Hollinger International Inc. Mr. Metcalfe holds a Bachelor of Arts from Dalhousie University, Nova Scotia, and a Bachelor of Laws from Osgoode Hall Law School, Ontario, and is a member in good standing of Law Society of Upper Canada, Ontario. Mr. Metcalfe is a citizen of Canada, has substantial experience as a former member of numerous boards of directors of public companies, audit committee chair experience, executive experience and is an attorney. We consider this to be valuable experience for our board.

Charles R. Oliver, Jr. has served on our board of directors since April 2008. Mr. Oliver has served on a global basis in the engineering and construction industry for 38 years. He also currently serves as non-executive chairman of Falcon Asset Management Group, a position he has held since 2009. Mr. Oliver served as Executive Group President, Chief Business Development Officer and Chief Operating Officer from 2000 to 2002 for Washington Group International. Washington Group International declared bankruptcy in 2001 and emerged from bankruptcy in January 2002. He spent 30 years, from 1969 to 1999, with Fluor Corporation, where he most recently served as Group President responsible for Fluor’s global sales organization, corporate strategic planning, project finance, and international operations. Mr. Oliver holds a Bachelor of Science in Civil Engineering from Auburn University and is a 1989 graduate of Stanford University’s S.E.P Program. He is also a founding member of Cal-Poly-Pomona University Educational Trust. He was awarded an honorary Doctor of Science degree and was named Corporate Citizen of the Decade by Cal-Poly. He is a Trustee Emeritus with the University of Montana Foundation, and he serves as Chairman of the Board of Advisors with the Davidson Honors College at the University of Montana. He is a member of the American Petroleum Institute, the American Petroleum Institute 25 Year Club and the American Society of Civil Engineers. Mr. Oliver has worked, lived, and traveled extensively in Asia, South America, the Middle East, Africa, and Europe. Mr. Oliver has extensive experience as an executive for two international engineering and construction companies and has had significant interface with the boards of directors of two public companies, which provides him with a broad understanding from which to offer operational, financial and strategic guidance to our company. We consider this to be valuable experience for our board.

Steven E. Parry has served on our board of directors since November 2007 and as our lead independent director since March 2010. Mr. Parry currently serves as Managing Director of NGEN Partners, LLC, an investment and venture capital management company that specializes in the clean tech sector. Prior to joining NGEN in 2002, from 2000 to 2002, Mr. Parry served as Vice President of Business Development and General Manager, Innovation at Billiton plc and BHP Billiton. As a principal in BHP Billiton’s venture capital group, he was part of a four person team responsible for creating its first technology venture fund in 2001. Mr. Parry is also a member of the board of directors of EnviroTower Inc., Fallbrook Technologies, Inc., Powerspan Corp., Rayne Corporation, SolFocus, Inc., and Tioga Energy, Inc. Mr. Parry is a director and Treasurer of the Nuclear Age Peace Foundation. Mr. Parry holds a Bachelor of Science from Queen’s University, Canada, and a Masters of Science from the University of Western Ontario. He was awarded the Canada 125 Medal, conferred by Canada’s Governor General, for his work as Co-Founder and Chairman of Save Our North, a group promoting the interests of northern resource communities. Mr. Parry’s strong post graduate education and experienced background in equity investments, clean tech portfolio company directorships, and executive management represent tangible value to our board. Additionally, his philanthropic activities on behalf of our environment and humanity represent our company values well. We consider these attributes to be valuable for our board.

There are no family relationships between any of our directors and executive officers.

Board Composition

Our board of directors currently consists of six members: Ms. Hamilton, Mr. Herrington, Mr. Metcalfe, Mr. Oliver, Mr. Parry and Mr. Zoellner. Two of the persons currently serving on our board of directors initially were designated pursuant to the terms of the amended and restated voting agreement we entered into in April 2009 with certain holders of our capital stock, including the holders of our convertible preferred stock. Pursuant to the terms of that agreement, Ms. Hamilton and Mr. Parry initially were designated by funds affiliated with SAM Private Equity AG and NGEN Partners, respectively. A fund affiliated with Altira Group LLC also has the right to designate a director to our board of directors under the terms of the amended and restated voting agreement. Currently, no such individual is designated. The amended and restated voting agreement will terminate immediately prior to the closing of this offering. Please see “Certain Relationships and Related Party Transactions — Voting Agreement” for more information.

Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and seven directors are currently authorized. Our directors hold office until their successors have been elected or qualified or until their earlier resignation or removal.

Director Independence

Based upon information requested from and provided by each director concerning each director’s background, employment and affiliations, including family relationships, our board of directors has determined that none of Messrs. Herrington, Metcalfe, Oliver and Parry and Ms. Hamilton, representing five of our six directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the Nasdaq Stock Market. A discussion of the independence of the members of the committees of our board of directors is set out below under the heading “Board Committees.” In making determinations with respect to independence, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Upon the completion of this offering, our board of directors will have an audit committee, a compensation committee, and a nominating and corporate governance committee. After this offering, our board of directors and its committees will generally meet at least quarterly. Each of the board committees will have the composition and responsibilities described below. Each committee operates under a charter that has been approved by our board of directors, copies of which will be available on our website at http://www.epsway.com following the completion of this offering. The content on our website is not incorporated by reference into this prospectus.

Audit Committee

Upon the completion of this offering, we anticipate that our audit committee will consist of three directors, Mr. Metcalfe, Ms. Hamilton and Mr. Oliver. The chair of the audit committee will be Mr. Metcalfe. Our board of directors determined that Messrs. Metcalfe and Oliver satisfy the independence standards for audit committee members established by applicable SEC rules and the rules of the Nasdaq Stock Market, that each such individual is financially literate and that Mr. Metcalfe qualifies as a financial expert. In accordance with the applicable securities laws, we intend that all members of our audit committee will be independent within one year of the date of effectiveness of the registration statement of which this prospectus is a part, provided that during such period a majority of the members of the audit committee are independent.

We believe the functioning of our audit committee will comply with the requirements of applicable securities laws. The audit committee will oversee our accounting and financial reporting processes and oversee the audit of our financial statements and the effectiveness of our internal control over financial reporting. The specific functions of this committee include:

•	selecting and recommending to our board of directors the appointment of an independent registered public accounting firm and overseeing the engagement of such firm;

•	approving the fees to be paid to the independent registered public accounting firm;
•	helping to ensure the independence of our independent registered public accounting firm;
•	overseeing the integrity of our financial statements;
•	preparing an audit committee report as required by the SEC to be included in our annual proxy statement;
•	reviewing major changes to our auditing and accounting principles and practices as suggested by our company’s independent registered public accounting firm, internal auditors (if any) or management;
•	reviewing and approving all related party transactions; and
•	overseeing our compliance with legal and regulatory requirements.

Compensation Committee

Upon the completion of this offering, we anticipate our compensation committee will consist of two directors, Messrs. Oliver and Metcalfe. The chair of the compensation committee will be Mr. Oliver. Our board of directors determined that Messrs. Metcalfe and Oliver satisfy the independence standards for compensation committee members established by applicable SEC rules and the rules of the Nasdaq Stock Market.

We believe that the functioning of our compensation committee will comply with the requirements of applicable securities laws. The compensation committee will, among other things:

•	assist our board of directors in developing and evaluating potential candidates for executive positions and to oversee the development of executive succession plans;
•	review and approve on an annual basis the corporate goals and objectives with respect to compensation for our chief executive officer;
•	review, approve and recommend to our board of directors on an annual basis the evaluation process and compensation structure for our other executive officers;
•	provide oversight of management’s decisions concerning the performance and compensation of other company officers, employees, consultants and advisors;
•	review our incentive compensation and other stock-based plans and recommend changes in such plans to our board of directors as needed, and exercise all the authority of our board of directors with respect to the administration of such plans;
•	review and recommend to our board of directors the compensation of independent directors, including incentive and equity based compensation; and
•	select, retain and terminate such compensation consultants, outside counsel and other advisors as it deems necessary or appropriate.

Nominating and Corporate Governance Committee

Upon the completion of this offering, we anticipate our nominating and corporate governance committee will consist of three directors, Messrs. Oliver, Herrington and Metcalfe. The chair of the nominating and corporate governance committee will be Mr. Oliver. Our board of directors determined that Messrs. Oliver, Herrington and Metcalfe satisfy the independence standards for nominating and corporate governance committee members established by applicable SEC rules and the rules of the Nasdaq Stock Market.

We believe that the functioning of our nominating and corporate governance committee will comply with the requirements of applicable securities laws. The nominating and corporate governance committee will, among other things:

•	identify and evaluate individuals qualified to serve as members of our board of directors and establish a process for recruiting suitable candidates to our board of directors;
•	identify and recommend for selection by our board of directors nominees for election as directors;

•	recommend directors for appointment to the committees of our board of directors and, as appropriate, recommend rotation or removal of directors from such committees;
•	cause to be prepared and recommend to our board of directors the adoption of corporate governance guidelines;
•	cause to be prepared and recommend to our board of directors the adoption of a code of ethics and a code of conduct; and
•	oversee an annual evaluation of the performance of our board of directors.

Code of Ethics

Upon completion of this offering, we will adopt a written code of ethics applicable to our board of directors, officers and employees in accordance with applicable securities laws. Our board of directors will oversee compliance with our code of ethics as it relates to our company through an officer designated by our board of directors. Officers and employees will be required to report known and suspected breaches of our code of ethics to an appropriate supervisor, or in the case of senior officers and directors, to an officer designated by our board of directors. Our code of ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct;
•	full, fair, accurate, timely and understandable disclosure in reports and documents that we will file with securities regulators and in our other public communications;
•	compliance with applicable laws, rules and regulations, including insider trading compliance; and
•	accountability for adherence to the code and prompt internal reporting of violations of the code, including illegal or unethical behavior regarding accounting or auditing practices.

A copy of our code of ethics will be available on our website at http://www.epsway.com upon completion of this offering. We intend to disclose any amendment to, or a waiver from, a provision of our code of ethics involving our executive officers by posting such information on our website. The content on our website is not incorporated by reference into this prospectus.

EXECUTIVE COMPENSATION

The purpose of this compensation section is to provide information about the material elements of compensation that are paid or awarded to, or earned by, our “named executive officers,” who consist of our principal executive officer and our most highly compensated executive officers determined in accordance with applicable federal securities law regulations. For 2009, the named executive officers were:

•	Jay Zoellner, Chief Executive Officer and President;
•	Peter Ludlum, Chief Financial Officer;
•	Shiva Subramanya, Chief Technical Officer; and
•	Staffan Akerstrom, Former Chief Operating Officer.

Our named executive officers are appointed by, and serve at the discretion of, our board of directors. The following tables provide information on compensation for the services of the named executive officers for 2009.

Summary Compensation Table — 2009

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Option Awards ($)(1) (f)	All Other Compensation ($) (i)		Total ($) (j)
Jay Zoellner, Chief Executive Officer and President	2009	$222,397	$1,091,887	$41,150	(2)	$1,355,434
Peter Ludlum, Chief Financial Officer	2009	$212,288	$95,496	$11,743	(3)	$319,527
Shiva Subramanya, Chief Technical Officer(5)	2009	$202,179	$877,237	$10,777	(4)	$1,090,193
Staffan Akerstrom, Former Chief Operating Officer(6)	2009	$192,070	$824,616	$12,143	(3)	$1,028,829

(1)	Column (f) reflects the aggregate grant-date fair value of the stock option awards computed in accordance with FASB ASC Topic 718. These amounts reflect our accounting value for these awards and do not necessarily correspond to the actual value that may be realized by the named executive officer. The assumptions used in the calculation of these amounts are described in note 12 to our consolidated financial statements included in this prospectus. See the “Outstanding Equity Awards” table below for information on the material terms of the stock options granted to our named executive officers in fiscal 2009.
(2)	Represents automobile and apartment allowances and payment of premiums for medical, dental, vision, long-term disability and life insurance.
(3)	Represents payment of premiums for medical, dental, vision, long-term disability and life insurance.
(4)	Represents payment of premiums for medical, vision, long-term disability and life insurance.
(5)	Mr. Subramanya ceased serving as our Chief Technical Officer on February 23, 2010, although he is still serving as an employee in an Executive Vice President capacity.
(6)	Mr. Akerstrom ceased serving as our Chief Operating Officer on September 29, 2009 although he is still serving as an employee in an Executive Vice President capacity.

Narrative Disclosure to the Summary Compensation Table

Fiscal Year 2009 Management Incentive Program

For fiscal 2009, our board of directors approved an annual cash-based management incentive program in which the named executive officers were participants. Under this program, bonuses for the named executive officers were based on a weighting, referred to as the distribution factor, of (i) our company's performance (90%) and (ii) individual performance (10%).

Company performance for fiscal 2009 was measured based on tiered levels of financial targets for revenue, gross margin, and cash balance, each of which is referred to as a category factor, which were given equal weighting of 33 1/3% each. The financial metrics were set forth at low, medium and high target amounts. Each target amount was assigned a “company performance factor,” with a greater performance factor assigned if higher targets were met. The company performance bonus amount for each named executive officer was determined by multiplying a specified bonus amount by (i) the category factor, (ii) the company performance factor, and (iii) the distribution factor. Individual performance is a qualitative assessment determined by our board of directors upon the recommendation of its compensation committee, which makes its recommendation based upon information it receives from our chief executive officer.

For fiscal 2009, maximum possible bonus amounts for the named executive officers were $119,500, $95,600, $95,600, and $95,600 for Messrs. Zoellner, Ludlum, Subramanya, and Akerstrom, respectively. Target bonus amounts were $71,500, $57,200, $57,200, and $57,200 for Messrs. Zoellner, Ludlum, Subramanya, and Akerstrom, respectively.

While some performance objectives were attained, no bonuses were paid to any of the named executive officers with respect to the 2009 management incentive program. However, our board of directors, based upon the recommendation of its compensation committee, approved a special quarterly bonus opportunity for the named executive officers dependent upon achievement of specified revenue and earnings before interest taxes depreciation and amortization (“EBITDA”) targets for each of the first two quarters of fiscal 2010. The total amounts potentially payable to the named executive officers under this incentive arrangement for each of the two fiscal quarters are $20,000, $16,000, $16,000, and $16,000 for Messrs. Zoellner, Ludlum, Subramanya, and Akerstrom, respectively.

Each named executive officer received grants of stock options in 2009. The material terms of these stock options are described in the “Outstanding Equity Awards” table below.

Fiscal Year 2010 Management Incentive Program

In March 2010, our board of directors approved a fiscal 2010 management incentive cash-based program that is similar in concept to the fiscal 2009 management incentive program. The 2010 management incentive program also applies a distribution factor of 90%/10% relative weighting between company and individual performance. Company performance for fiscal 2010 will be measured based on tiered levels of financial targets for revenue, gross profit, cash balance and EBITDA, each of which is referred to as a category factor, which were given equal weighting of 25% each. The financial metrics were set forth with five target levels and each target level was assigned a “company performance factor,” with a greater performance factor assigned if higher levels were attained. The company performance bonus amount for a named executive officer will be determined by multiplying a specified bonus amount by (i) the category factor, (ii) the company performance factor, and (iii) the distribution factor. The target bonus amounts for Messrs. Zoellner and Ludlum under the fiscal 2010 management incentive program will be $100,000 and $80,000, respectively, and the maximum bonus amounts for each will be 1.9 times their respective target amounts.

Employment Agreements with Named Executive Officers

On April 17, 2009, we entered into new executive employment agreements with each of the named executive officers. In the case of Messrs. Zoellner, Subramanya and Akerstrom, these were amendments and restatements to their previous employment agreements as discussed further below. In addition, with respect to Messrs. Subramanya and Akerstrom, their agreements were subsequently amended in March 2010 to formally reflect the changes in their job titles as indicated in notes (5) and (6) in the Summary Compensation Table above. Each of these employment agreements has an initial term of three years, subject to earlier termination by either party, and may be automatically extended for additional one-year terms unless one of the parties has given the other party notice of non-renewal. Following is a summary of other material terms of the employment agreements.

Annual Base Salary	Annual Performance Bonus Amount for Determining Target and Maximum Bonus	Severance Benefits if Employment is Terminated by Company without Good Cause or by Executive Due to a Material Change
Mr. Zoellner	$220,000	$100,000	12 monthly installments of $18,833 (base salary continuation);
12 months of company-paid group medical plan benefits;
Payment of a pro rata portion of the officer’s annual bonus; and
Acceleration of vesting for all unvested stock options
Mr. Ludlum	$210,000	$80,000	12 monthly installments of $17,500 (base salary continuation);
12 months of company-paid group medical plan benefits;
Payment of a pro rata portion of the officer’s annual bonus; and
Acceleration of stock option vesting such that 50% of options are vested
Mr. Subramanya	$200,000	$80,000	12 monthly installments of $16,667 (base salary continuation);
12 months of company-paid group medical plan benefits;
Payment of a pro rata portion of the officer’s annual bonus; and
Acceleration of vesting for all unvested stock options
Mr. Akerstrom	$190,000	$80,000	24 monthly installments of $15,833 (base salary continuation);
24 months of company-paid group medical plan benefits;
Payment of a pro rata portion of the officer’s annual bonus; and
Acceleration of vesting for all unvested stock options

The employment agreements also provide for the following:

•	Life insurance policy with a death benefit to be paid to the officer’s beneficiaries in an amount equal to five times the officer’s base salary;
•	Paid vacation of 160 hours annually;
•	The officer’s participation in our various employee benefits plans, at no cost to the officer, that are made available to similarly situated employees;
•	Reduction of parachute payments to avoid the imposition of golden parachute excise taxes if the officer would receive a greater amount of benefits on an after-tax basis as a result of such reduction;
•	The officer’s covenant to not solicit our employees or other service providers for one year after termination of the employment agreement; and
•	Mr. Zoellner’s agreement also provides that Mr. Zoellner will receive: (i) monthly automobile and apartment allowances in the amounts of $800 and $1,500, respectively, and (ii) round trip airfare for up to two times per month for travel between his personal residence and our principal work site if the distance between the two locations is more than 50 miles.

The severance benefits shown in the above table are conditioned on the officer timely executing and delivering to us (and not revoking) our prescribed form of separation agreement that would include, without limitation, a general release of claims, covenant not to sue, and provisions covering confidentiality, non-disparagement and cooperation.

The definition of good cause generally means any one or more of the following actions committed by the officer:

•	Illegal or criminal conduct;
•	Dishonesty with respect to our business;
•	Gross negligence or willful misconduct in performance of duties;
•	Habitual neglect of duties;
•	Insubordination;
•	Willful and continuing refusal to perform duties;

•	Conduct detrimental to us including but not limited to substance abuse or moral turpitude;
•	Misrepresentation or concealment of a material fact for purposes of securing employment with us;
•	Conduct that constitutes unlawful harassment, discrimination or retaliation;
•	Material breach of any terms of the employment agreement; or
•	Material violation of our employment policies.

We would provide notice to the officer of any misconduct or breach and up to a 30 day opportunity for the officer to cure such misconduct or breach if it is susceptible to being cured.

The definition of material change generally means any one or more of the following actions committed by us without the consent of the officer:

•	Material change in the officer’s title, duties or responsibilities to a level below what they were on the effective date of the employment agreement; or
•	A relocation of the officer’s principal work site to a location that is more than 30 miles away from the officer’s principal work site as of the effective date of the employment agreement.

As a condition to receiving any severance benefits following a material change, the officer is required to provide us with written notice within 60 days of the first occurrence of any of the above events and we would then have up to 30 days to cure or remedy such event.

Prior Employment Agreement Provisions for Messrs. Zoellner, Subramanya and Akerstrom

Prior to April 17, 2009, Messrs. Zoellner, Subramanya and Akerstrom each had an employment agreement with us from November 2007 that included the provisions set out below. In connection with the execution of the November 2007 employment agreements, Mr. Zoellner, Subramanya and Mr. Akerstrom each received a signing bonus in the amounts of $70,309, $57,007 and $53,207, respectively. The November 2007 employment agreements were superseded by the April 2009 employment agreements discussed above.

The agreements provided for severance payments in connection with a termination of the officer’s employment by us without “cause” or due to the “constructive termination” of the officer, each as defined in the employment agreement. The severance benefits consisted of payment of base salary and continued employee benefits for a period of 12 months after the effective date of termination of employment, as well as payment of any remaining earned bonus compensation. The definitions of cause and constructive termination were as provided below.

The definition of cause generally meant any one or more of the following actions committed by the officer:

•	Acts of fraud, embezzlement, misappropriation or theft in course of duties;
•	Conviction of violating law (other than minor traffic violations of similar offenses) in the course of duties that is materially detrimental to the company;
•	Conviction or plea of guilty or no contest to felony or moral turpitude crime while completing duties;
•	Continual and intentional misconduct or insubordination relating to duties or responsibilities;
•	Breach of material provision of employment agreement; or
•	Use of alcohol, drugs or similar substances in a manner that adversely affects work performance.

We would have provided notice to the officer of any misconduct or breach and up to a 30 day opportunity for the officer to cure such misconduct or breach if it was susceptible to being cured.

The definition of constructive termination generally meant any one or more of the following actions committed by us without the consent of the officer:

•	Material breach of the employment agreement’s terms and conditions;

•	An unreasonable and material change in the officer’s title, duties or responsibilities to a level below what would ordinarily or customarily be placed on a corporate executive;
•	A relocation of the officer’s principal work site to a location that is more than 30 miles away from the officer’s principal work site as of the effective date of the employment agreement; or
•	For Mr. Zoellner, the mandatory relocation of his primary residence.

The officer was required to provide us with notice of the occurrence of any of the above events and we would then have had up to 30 days to cure such event and/or breach.

Each of the employment agreements also provided for the following:

•	Life insurance policy with a death benefit to be paid to the officer’s beneficiaries in an amount equal to the officer’s annual base salary;
•	Annual paid vacation of four weeks;
•	Tax reimbursement to be paid to the officer in 2008, up to $10,000, for tax liability that may have been incurred by the officer in connection with our Series A Convertible Preferred Stock financing transactions in 2007;
•	The officer’s participation in our various employee benefits plans that are made available to similarly situated employees;
•	Reimbursement to the officer of up to $2,000 for legal fees incurred in connection with the review of the agreement; and
•	The officer’s covenants to not compete and not solicit our employees or other service providers or customers or vendors for up to 12 months after termination of employment.

Equity Compensation Awards

Amended and Restated 2007 Stock Award Plan

We provide long-term equity incentive compensation to retain our named executive officers and to provide for a significant portion of their compensation to be at risk and linked directly with the appreciation of stockholder value. Long-term compensation has been generally provided through equity compensation awards in the form of stock options with vesting conditions and under the terms and conditions of our Amended and Restated 2007 Stock Award Plan, or the 2007 Plan. We do not have a formal policy for when we grant stock options or other equity-based awards.

The 2007 Plan was last amended and approved by our board of directors and stockholders in April 2009 and is scheduled to expire on April 17, 2019 unless terminated earlier by us. The 2007 Plan is administered by the compensation committee of our board of directors, which has the authority, among other things, to:

•	determine which service providers will receive awards;
•	determine the fair market value of our shares;
•	approve forms of award agreements;
•	determine the terms and conditions of awards including but not limited to the number of shares subject to an award, an option’s exercise price, the times of exercisability, vesting conditions and the waiver of such conditions;
•	prescribing rules and regulations with respect to complying with any applicable foreign laws;
•	permit participants to satisfy applicable tax withholding by share withholding; and
•	construe and interpret the terms of the 2007 Plan and of the options granted under the 2007 Plan.

The 2007 Plan provides that we may grant awards to our employees, non-employee directors or consultants or those of our subsidiaries. We may award these individuals with either stock options and/or stock purchase rights. Stock options may be granted under the 2007 Plan, including incentive stock options, as defined under Section 422 of the Internal Revenue Code, and nonstatutory stock options. While we may grant incentive stock options only to our employees, we may grant nonstatutory stock options or stock purchase rights to any eligible participant. The option exercise price for all stock options granted under the 2007 Plan is determined by the compensation committee, except that any incentive stock option will not be granted at an exercise price that is less than 100% of the fair market value of the underlying shares on the date of grant. Stock options may be exercised as determined by the compensation committee, but in no event after the 10th anniversary of the date of grant. A stock purchase right award is the grant of shares of our common stock with a purchase price determined by the compensation committee (including zero), that is nontransferable and is subject to our right of repurchase. No stock purchase rights have been awarded to any of the named executive officers. Each stock option that has been granted to a named executive officer is evidenced by an executed stock option agreement between us and the officer. Dividend equivalent payments would not be paid to the named executive officers on their outstanding unexercised stock options if we were to pay dividends on our common stock.

A total of 7,327,342 shares of common stock can be issued as stock options and stock purchase rights under the 2007 Plan, of which 392,504 shares remained available for issuance as of December 31, 2009 and 229,418 shares remained available for issuance as of March 29, 2010.

Outstanding Equity Compensation Awards

The following table presents information on the outstanding stock options held by the named executive officers as of December 31, 2009. None of the named executive officers held any unvested restricted stock awards as of December 31, 2009. All of the stock options were granted under the 2007 Plan and have maximum 10 year terms subject to earlier termination upon termination of service or upon a corporate transaction in which the stock options are being canceled in connection with the transaction.

Outstanding Equity Awards at Fiscal Year-End — 2009

Name (a)	Number of securities underlying unexercised options (#) exercisable (b)	Number of securities underlying unexercised options (#) unexercisable (c)	Option exercise price ($) (e)	Option expiration date (f)
Jay Zoellner	0	1,992,000	$0.81	4/28/2019	(1)(5)
Peter Ludlum	0	174,220	$0.81	4/28/2019	(1)(5)
	20,525	28,736	$2.14	6/30/2018	(2)(5)
	5,312	9,688	$2.14	6/30/2018	(3)(5)
	4,815	14,446	$2.14	6/30/2018	(4)(5)
Shiva Subramanya	0	1,600,400	$0.81	4/28/2019	(1)(5)
Staffan Akerstrom	0	1,504,400	$0.81	4/28/2019	(1)(5)

(1)	These stock options were granted on April 29, 2009. Twenty-five percent of the options will vest on April 17, 2010 and ratably monthly thereafter through April 17, 2013 provided that the named executive officer remains a service provider with us.
(2)	This stock option was granted on July 1, 2008. Twenty-five percent of the option vested on April 1, 2009 and vests ratably monthly thereafter through April 1, 2012 provided that the named executive officer remains a service provider with us.
(3)	This stock option was granted on July 1, 2008. This option was subject to achievement of broad based financial organizational performance goals which were accomplished. In addition, this option was also subject to time-based vesting conditions as described in next sentence. Twenty-five percent of the option vested on July 1, 2009 and vests ratably monthly thereafter through July 1, 2012 provided that the named executive officer remains a service provider with us.
(4)	This stock option was granted on July 1, 2008. This option was subject to achievement of performance goals which included implementing software and accounting systems. These objectives were not fully achieved within the required time frame but subsequently were achieved. Our board of directors exercised its authority under the 2007 Plan to waive the performance vesting conditions. In addition, this option was also subject to time-based vesting conditions as described in next sentence. Twenty-five percent of the option vested on December 1, 2009 and vests ratably monthly thereafter through December 1, 2012 provided that the named executive officer remains a service provider with us.
(5)	The vesting of these stock options may also accelerate upon certain qualifying terminations of employment as discussed above in the section describing the officer’s employment agreement.

Director Compensation

Our director compensation policy for 2009 was to provide an annual retainer of $18,000 to our independent director and otherwise no compensation was to be paid to non-employee directors. Any director who is also our employee, such as Mr. Zoellner, does not receive any compensation for his/her services as a director. In addition, each of the directors who served on our board of directors under the terms of the amended and restated voting agreement we entered into with certain holders of our capital stock, which agreement terminates immediately prior to the closing of this offering, agreed to serve on our board of directors without compensation for his/her services as a director. Directors are reimbursed for travel and other expenses directly related to activities as directors.

The following table provides compensation information for our non-employee directors for 2009.

Director Compensation — 2009

Name (a)	Fees earned or paid in cash ($)(1) (b)	Total ($) (h)
Rhea J. Hamilton	$0	$0
James Newell(2)	$0	$0
Shiva Subramanya(3)	$0	$0
Steven E. Parry	$0	$0
Charles R. Oliver, Jr.	$18,000	$18,000

(1)	Column (b) reflects the total fees paid to Mr. Oliver for his services as our independent director in 2009.
(2)	Mr. Newell resigned from our board of directors on March 12, 2010.
(3)	Mr. Subramanya, who is a company co-founder and an employee, resigned from our board of directors on April 17, 2009.

The following table shows the outstanding equity compensation awards held by our non-employee directors as of December 31, 2009.

Outstanding Equity Awards at Fiscal Year-End — 2009

Name	Time-Based Vesting Nonqualified Stock Option (#)	Grant Date	Per Share Exercise Price ($)	Expiration Date
Charles R. Oliver, Jr.	20,000	7/1/2008	$2.14	6/30/2018

In consideration of his services as an independent director, Mr. Oliver was granted the above stock option to purchase 20,000 shares of common stock under the 2007 Plan. Twenty-five percent of the option vested on July 1, 2009, and the remainder vests ratably monthly thereafter through July 1, 2012 provided that Mr. Oliver remains a director or other service provider with us. The option agreement evidencing this grant does not include a provision providing for accelerated vesting. However, under the terms of the 2007 Plan, we may accelerate the vesting of any option issued pursuant to the 2007 Plan.

Our director compensation policy for 2010, as adopted by our board of directors, is to provide the following compensation to each of our independent directors:

•	Annual retainer of $20,000;
•	$1,000 for each board meeting attended;
•	$1,000 for each committee meeting attended;
•	Stock option to purchase 20,000 common shares, vesting over twelve months;
•	Annual amount of $6,000 for the chairperson of our audit committee; and
•	Annual amount of $3,000 for the chairperson of any other board committee.

In addition, prior to the consummation of this offering, we will also pay each independent director (including any newly appointed independent directors) a one-time payment of $15,000 in recognition of their assistance provided to the Company. None of the following directors will receive any compensation for service as a director, including meeting fees or the one-time payment described above:

•	any director who is also our employee, such as Mr. Zoellner; and
•	any director who serves on our board of directors under the terms of the amended and restated voting agreement we entered into with certain holders of our capital stock, which agreement terminates immediately prior to the closing of this offering, and who continue to serve on our board of directors, which includes each of Ms. Hamilton and Mr. Parry.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following is a description of transactions since January 1, 2007, to which we have been a party, in which the amount involved exceeds $120,000 in any year and in which any of our directors, executive officers or holders of more than 5% of our common stock, on an as-converted basis, or any member of the immediate family of any of the foregoing persons has had or will have a direct or indirect material interest. This description does not cover (i) compensation arising from our executive officers’ employment relationships or transactions or compensation to directors which are described elsewhere in this prospectus under “Executive Compensation” or (ii) compensation earned by executive officers that are not named executive officers.

Voting Agreement

In April 2009, in connection with our Series B Convertible Preferred Stock financing, we entered into an amended and restated voting agreement with certain holders of our capital stock, including funds affiliated with Altira Group LLC, NGEN Partners and SAM Private Equity AG, each of which holds shares of our convertible preferred stock. With respect to the election of our directors, the amended and restated voting agreement provides that:

•	so long as certain stock ownership conditions are met, the holders of our convertible preferred stock are entitled to designate four members to our board of directors as follows: (i) one designated by each of the funds affiliated with Altira Group LLC, NGEN Partners, and SAM Private Equity AG, and (ii) one who meets the standards of independence under the Nasdaq Stock Market rules; and
•	the holders of our common stock are entitled to designate one member to our board of directors, who is our then- current chief executive officer.

The amended and restated voting agreement also provides that each of the funds affiliated with Altira Group LLC, NGEN Partners and SAM Private Equity AG may designate one representative to attend all meetings of our board of directors in a nonvoting capacity. Certain employees of our company are also permitted to attend all meetings of our board of directors in a nonvoting capacity so long as they remain employed with our company and hold at least 1% of the outstanding shares of our capital stock on a fully-diluted basis.

In addition, the amended and restated voting agreement provides that if, after April 17, 2014, our board of directors and at least the holders of two-thirds of our convertible preferred stock approve, among other things, any merger, acquisition, reorganization or sale of voting control of our company, the stockholders who are a party to the amended and restated voting agreement must vote in favor of such a transaction, refrain from exercising any dissenters’ rights and execute and deliver all documents and take such other action in support of such transaction.

The amended and restated voting agreement will terminate immediately prior to the closing of this offering.

Registration Rights Agreement

We are a party to a registration rights agreement with the purchasers of our outstanding convertible preferred stock. The registration rights agreement, which will be effective upon the closing of this offering, will supersede our amended and restated investors’ rights agreement dated April 17, 2009 that provides our preferred stockholders registration rights similar to those set forth in the registration rights agreement, the right to receive periodic financial reports and a right of first refusal if we offer to sell new securities. As of March 29, 2010, the holders of 22,889,976 shares of our common stock issuable upon the conversion of our convertible preferred stock, are entitled to registration rights with respect to their shares. For a more detailed description of these registration rights, see “Description of Capital Stock — Registration Rights Agreement.”

Indemnification Agreements

Our current certificate of incorporation and bylaws, as well as the certificate of incorporation and bylaws that will be in effect immediately prior to the closing of this offering, require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. Additionally, as permitted by Delaware law, we have entered into indemnification agreements with each of our directors and executive officers that require us to indemnify such persons, to the fullest extent authorized or permitted under Delaware law, against any and all costs and expenses (including attorneys’, witness or other professional fees) actually and reasonably incurred by such persons in connection with the investigation, defense, settlement or appeal of any action, hearing, suit or other proceeding, whether pending, threatened or completed, to which any such person may be made a witness or a party by reason of (1) the fact that such person is or was a director, officer, employee or agent of our company or its subsidiaries, whether serving in such capacity or otherwise acting at the request of our company or its subsidiaries and (2) anything done or not done, or alleged to have been done or not done, by such person in that capacity. The indemnification agreements also require us to advance expenses incurred by directors and executive officers within 20 days after receipt of a written request. Additionally, the agreements set forth certain procedures that will apply in the event of a claim for indemnification thereunder, including a presumption that directors and executive officers are entitled to indemnification under the agreements and that we have the burden of proof to overcome that presumption in reaching any contrary determination. We are not required to provide indemnification under the agreements for certain matters, including: (1) indemnification beyond that permitted by Delaware law; (2) indemnification for liabilities for which the executive officer or director is reimbursed pursuant to such insurance as may exist for such person’s benefit; (3) indemnification related to disgorgement of profits under Section 16(b) of the Exchange Act; (4) in connection with certain proceedings initiated against us by the director or executive officer; or (5) indemnification for settlements the director or executive officer enters into without our written consent. The indemnification agreements require us to maintain directors’ and executive officers’ insurance in full force and effect while any director or executive officer continues to serve in such capacity and so long as any such person may incur costs and expenses related to indemnified legal proceedings.

Securities Sold and Purchased by Insiders

Series A Convertible Preferred Stock

In November 2007, we sold an aggregate of 4,652,632 shares of Series A Convertible Preferred Stock at a per share purchase price of $4.29864 pursuant to a stock purchase agreement. The table below sets forth the names of each purchaser of the Series A Convertible Preferred Stock, the number of shares we sold to such purchaser and the gross proceeds we received from such purchaser in exchange therefor. The purchasers of the Series A Convertible Preferred Stock became holders of more than 5% of our outstanding common stock on an as-converted basis as a result of such purchase.

Name	Number of Shares(1)	Gross Proceeds We Received
NGEN II, L.P.	2,326,316	$9,999,995
The Environment Agency Active Pension Fund	465,263	$1,999,998
Stichting Custody Robeco Master Clean Tech II (EUR)	1,186,421	$5,099,997
Stichting Custody Robeco Master Clean Tech II (USD)	674,632	$2,900,000
Total	4,652,632	$19,999,990

(1)	On April 17, 2009, in connection with the closing of our Series B Convertible Preferred Stock financing, we declared and issued a dividend of 0.106666 shares of our Series A Convertible Preferred Stock for each share of our Series A Convertible Preferred Stock outstanding as of that date. The number of shares issued pursuant to this dividend are not reflected in this column.

Bridge Debt Financing

In March 2009, we issued unsecured subordinated convertible promissory notes in the aggregate original principal amount of $2,000,000 to the holders of our Series A Convertible Preferred Stock. The promissory notes accrued interest at an annual rate of 8%. In April 2009, each of the holders of the promissory notes elected to convert all of the outstanding principal and accrued but unpaid interest due under their respective note into shares of Series B Convertible Preferred Stock. The following table summarizes the original principal amount of the notes issued to the holders thereof and the number of shares of Series B Convertible Preferred Stock into which such notes were converted:

Name	Principal Amount	Shares Issued Upon Conversion
NGEN II, L.P.	$1,000,000	731,363
The Environment Agency Active Pension Fund	$200,000	145,922
Stichting Custody Robeco Master Clean Tech II (EUR)	$510,000	372,752
Stichting Custody Robeco Master Clean Tech II (USD)	$290,000	211,957
Total	$2,000,000	1,461,994

Series B Convertible Preferred Stock

In April 2009, we sold an aggregate of 17,741,064 shares of Series B Convertible Preferred Stock at a per share purchase price of $1.72 pursuant to a stock purchase agreement. Purchasers of the Series B Convertible Preferred Stock included all of the holders of our Series A Convertible Preferred Stock and Altira Technology Fund V L.P., which became a holder of more than 5% of our outstanding common stock on an as-converted basis as a result of such purchase. The table below sets forth the names of each purchaser of the Series B Convertible Preferred Stock, the number of shares we sold to such purchaser, the gross proceeds we received from such purchaser in exchange therefor and the total number of shares held by such purchaser taking into account the conversion of the promissory notes in shares of the Series B Convertible Preferred Stock discussed above.

Name	Number of Shares(1)	Gross Proceeds We Received	Total Number of Shares(2)
Altira Technology Fund V L.P.	5,813,953	$9,999,999	5,813,953
NGEN II, L.P.	5,232,558	$8,999,999	5,963,921
The Environment Agency Active Pension Fund	1,046,512	$1,800,000	1,192,434
Stichting Custody Robeco Master Clean Tech II (EUR)	2,668,605	$4,590,001	3,041,357
Stichting Custody Robeco Master Clean Tech II (USD)	1,517,442	$2,610,000	1,729,399
Total	16,279,070	$28,000,000	17,741,064

(1)	Excludes shares issued upon conversion of convertible promissory notes.
(2)	Includes shares issued upon conversion of convertible promissory notes.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of March 29, 2010, and as adjusted to reflect the sale of common stock being offered in this offering, for:

•	each person, or group of affiliated persons, known to us to own beneficially 5% or more of our outstanding common stock;
•	each of our directors;
•	each of our named executive officers; and
•	all of our directors and executive officers as a group.

The information in the following table has been presented in accordance with the rules of the SEC. Under SEC rules, beneficial ownership of a class of capital stock includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any options, warrants or other rights. Shares subject to options, warrants or other rights are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated below and under applicable community property laws, we believe that the beneficial owners identified in this table have sole voting and investment power with respect to all shares beneficially owned by such beneficial owner.

Percentage of beneficial ownership before the offering is based on 4,238,644 shares of common stock outstanding as of March 29, 2010, assuming the conversion of all outstanding shares of our convertible preferred stock as of that date into an aggregate of 22,889,976 shares of our common stock (resulting in a total of 27,128,620 shares of common stock outstanding after the conversion). Percentage of beneficial ownership after the offering is based on shares of common stock outstanding after the completion of this offering (assuming no exercise of the underwriters’ over-allotment option).

Unless otherwise indicated below, the address for each named director and executive officer is 150 Paularino Avenue, Suite A120, Costa Mesa, California, 92626.

	Beneficial Ownership Before The Offering		Beneficial Ownership After the Offering
Name of Beneficial Owner	Number	%	Number	%
5% Stockholders
NGEN II, L.P.(1)	8,538,377	31.5	8,538,377
Entities affiliated with SAM Private Equity AG(2)	8,537,646	31.5	8,537,646
Altira Technology Fund V L.P.(3)	5,813,953	21.4	5,813,953
Directors and Named Executive Officers
Steven E. Parry(4)	8,538,377	31.5	8,538,377
Rhea J. Hamilton(5)	8,537,646	31.5	8,537,646
Jay B. Zoellner(6)	2,030,153	7.3	2,030,153
Shiva Subramanya(7)	1,640,420	6.0	1,640,420
Staffan Akerstrom(8)	1,534,312	5.6	1,534,312
Peter Ludlum(9)	91,615	*	91,615
Charles R. Oliver, Jr.(10)	9,167	*	9,167
Robert J. Metcalfe(11)	3,333	*	3,333
John S. Herrington(12)	3,333	*	3,333
All Directors and Executive Officers as a Group (nine persons)	19,258,778	69.2%	19,258,778

*	Represents beneficial ownership of less than 1%.
(1)	Consists of 8,538,377 shares of common stock issuable upon conversion of convertible preferred stock held by NGEN II, L.P. NGEN Partners II, LLC, the general partner of NGEN II, L.P., may be deemed to have sole power to vote and dispose of the shares that are directly owned by NGEN II, L.P., and Peter S.H. Grubstein, Rosemary L. Ripley, Robert Koch and Steven E. Parry, the managing members of NGEN Partners II, LLC, may be deemed to have shared power to vote and dispose of such shares. The address of this stockholder is 1114 State Street, Suite 247, Santa Barbara, California 93101.
(2)	Consists of (i) 1,707,325 shares of common stock issuable upon conversion of convertible preferred stock held by The Environment Agency Active Pension Fund, (ii) 4,354,329 shares of common stock issuable upon conversion of convertible preferred stock held by Stichting Custody Robeco Master Clean Tech II (EUR), and (iii) 2,475,992 shares of common stock issuable upon conversion of convertible preferred stock held by Stichting Custody Robeco Master Clean Tech II (USD). SAM Private Equity AG has a contractual relationship with all of these entities. Rhea J. Hamilton is Senior Investment Manager of SAM Private Equity AG and may be deemed to have shared power to vote and dispose of the shares held by each of The Environment Agency Active Pension Fund, Stichting Custody Robeco Master Clean Tech II (EUR) and Stichting Custody Robeco Master Clean Tech II (USD). The address of this stockholder is c/o Robeco SAM Private Equity AG, Josefstrasse 218 CH-8005 Zurich, Switzerland.
(3)	Consists of 5,813,953 shares of common stock issuable upon conversion of convertible preferred stock held by Altira Technology Fund V L.P. Altira Management V LLC, the general partner of Altira Technology Fund V L.P., may be deemed to have sole power to vote and dispose of the shares that are directly owned by Altira Technology Fund V L.P. Altira Group LLC is the managing member of Altira Management V LLC. Jan Boyer and Dirk McDermott, the managing members of Altira Group LLC, may be deemed to have shared power to vote and dispose of such shares. The address of this stockholder is c/o Altira Group LLC, 1675 Broadway, Suite 2400, Denver, Colorado 80202.
(4)	Consists of 8,538,377 shares of common stock issuable upon conversion of convertible preferred stock held by NGEN II, L.P. NGEN Partners II, L.L.C, the general partner of NGEN II, L.P., may be deemed to have sole power to vote and dispose of the shares that are directly owned by NGEN II, L.P. and Peter S.H. Grubstein, Rosemary L. Ripley, Robert Koch and Steven E. Parry, the managing members of NGEN

Partners II, LLC, may be deemed to have shared power to vote and dispose of such shares. Mr. Parry disclaims beneficial ownership in the shares held by NGEN II, L.P., except to the extent of his pecuniary interest therein.
(5)	Consists of (i) 1,707,325 shares of common stock issuable upon conversion of convertible preferred stock held by The Environment Agency Active Pension Fund, (ii) 4,354,329 shares of common stock issuable upon conversion of convertible preferred stock held by Stichting Custody Robeco Master Clean Tech II (EUR), and (iii) 2,475,992 shares of common stock issuable upon conversion of convertible preferred stock held by Stichting Custody Robeco Master Clean Tech II (USD). SAM Private Equity AG has a contractual relationship with all of these entities. Rhea J. Hamilton is Senior Investment Manager of SAM Private Equity AG and may be deemed to have shared power to vote and dispose of the shares held by each of The Environment Agency Active Pension Fund, Stichting Custody Robeco Master Clean Tech II (EUR) and Stichting Custody Robeco Master Clean Tech II (USD). Ms. Hamilton disclaims beneficial ownership of the shares held by the foregoing entities, except to the extent of her pecuniary interest therein.
(6)	Includes 539,434 shares issuable upon exercise of options. Issued and outstanding shares of common stock are held of record by the Zoellner/Duncan Family Trust under agreement dated November 21, 2007.
(7)	Includes 433,441 shares issuable upon exercise of options. Issued and outstanding shares of common stock are held of record by The Subramanya Trust.
(8)	Includes 407,392 shares issuable upon exercise of options. Issued and outstanding shares of common stock are held of record by The Akerstrom Family Trust.
(9)	Includes 86,532 shares issuable upon exercise of options.
(10)	Includes 9,166 shares issuable upon exercise of options.
(11)	Includes 3,333 shares issuable upon exercise of options.
(12)	Includes 3,333 shares issuable upon exercise of options.

DESCRIPTION OF CAPITAL STOCK

General

Prior to the completion of this offering our certificate of incorporation and bylaws will be amended. Copies of the forms of our amended certificate of incorporation and bylaws will be filed as exhibits to the registration statement of which this prospectus is a part. The provisions of our amended and restated certificate of incorporation and bylaws that will be in effect upon completion of this offering and relevant sections of the General Corporation Law of the State of Delaware, or the DGCL, are summarized below. The following description of the material provisions of our capital stock and certificate of incorporation and our bylaws, as each such document will be in effect upon completion of this offering, is only a summary, does not purport to be complete and is qualified by applicable law and the full provisions of those documents. You should refer to our certificate of incorporation and our bylaws, as each such document will be in effect upon completion of this offering, each of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock will consist of      shares, including: (i)     shares of common stock, par value $0.0001 per share and (ii)     shares of preferred stock, $0.0001 par value per share. As of     , we had     shares of common stock outstanding, held of record by     stockholders, and no shares of preferred stock outstanding, assuming the conversion of all outstanding shares of our preferred stock into common stock immediately prior to the closing of this offering.

Common Stock

Voting Rights.  Holders of common stock are entitled to one vote per share on any matter to be voted upon by stockholders. All shares of common stock rank equally as to voting and all other matters. The shares of common stock have no preemptive or conversion rights, no redemption or sinking fund provisions, are not liable for further call or assessment and are not entitled to cumulative voting rights.

Dividend Rights.  Subject to the prior rights of holders of preferred stock, for as long as such stock is outstanding, the holders of common stock are entitled to receive ratably any dividends when and as declared from time to time by the board of directors out of funds legally available for dividends. We have never declared or paid cash dividends. We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on the common stock in the foreseeable future.

Liquidation Rights.  Upon a liquidation or dissolution of our company, whether voluntary or involuntary, creditors and holders of our preferred stock with preferential liquidation rights will be paid before any distribution to holders of our common stock. After such distribution, holders of common stock are entitled to receive a pro rata distribution per share of any excess amount.

Preferred Stock

Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Options and Warrants to Purchase Capital Stock

As of March 29, 2010, we had:

•	7,093,424 shares of common stock subject to outstanding options issued to our directors, officers, employees and consultants;
•	398,432 shares of common stock subject to outstanding warrants; and
•	142,000 shares of Series B Convertible Preferred Stock subject to an outstanding warrant.

The options referred to above will remain outstanding following the closing of this offering. The warrants to purchase common stock referred to above will terminate 10 days after the effective date of the registration statement of which this prospectus is a part unless earlier exercised by the warrant holder. One of those warrants is a warrant to purchase 210,000 shares of common stock at an exercise price of $0.3563 per share. The balance of those warrants are warrants to purchase an aggregate of 188,432 shares of common stock at an exercise price of $4.2986 per share. The warrant to purchase shares of Series B Convertible Preferred Stock will immediately prior to the closing of this offering convert into a warrant to purchase 142,000 shares of common stock at an exercise price of $1.72 per share and will be exercisable for two years after this offering.

Registration Rights Agreement

We are a party to a registration rights agreement with the holders of our outstanding convertible preferred stock. Immediately prior to the closing of this offering, our outstanding convertible preferred stock will automatically convert into an aggregate of 22,889,976 shares of our common stock.

Under the registration rights agreement, such holders have the registration rights described below with respect to such shares of common stock and any shares of common stock issued as a dividend or other distribution with respect to such shares of common stock.

Under the terms of a letter agreement dated December 30, 2009 that we entered into with the holder of the warrant to purchase shares of Series B Convertible Preferred Stock, such holder also has the registration rights described below with respect to the shares of common stock issuable upon conversion of the shares of Series B Convertible Preferred Stock issuable upon exercise of the warrant.

At any time beginning six months after the effective date of this offering, the holders of a majority of the registrable securities then outstanding may, subject to certain exceptions, demand that we register all or a portion of their registrable securities under the Securities Act. The holders are entitled to two demand registrations.

The holders also have the right to participate in any registration of securities that we initiate for our own account with certain limited exceptions. If we propose to file a registration in connection with a public offering of securities we must provide notice to the holders and use our best efforts to include such number of securities as the holders request within 15 days of such notice. If the registration is an underwritten offering, the underwriters may, if they determine it necessary for certain specified reasons, exclude such registrable securities from such registration provided that the number of such registrable securities included in any such registration is not reduced in the aggregate below 30% of the shares included in the registration.

After we become eligible to use Form S-3, the holders have the right to request registration on Form S-3. Upon such a demand for registration, subject to certain exceptions, we will be obligated to provide notice to all holders of the demand for registration on Form S-3 and, upon notice to us, such holder may participate in the registration. The Form S-3 registrations do not count against the two demand registrations to which the holders are entitled. If the Form S-3 registration is an underwritten offering, the underwriters may, if they determine it necessary for certain specified reasons, exclude such registrable securities from such registration provided that the number of such registrable securities included in any such registration is not reduced in the aggregate below 30% of the shares included in the registration.

In connection with any registration affected pursuant to the terms of the registration rights agreement, we will be required to pay all of the fees and expenses incurred in connection with such registration. However, the underwriting discounts and selling commissions (if any) payable in respect of registrable securities included in any registration will be paid by the persons who include such registrable securities in any such registration. The registration rights agreement also contains customary cross-indemnification provisions.

The registration rights under the registration rights agreement terminate with respect to any holder of registrable securities on the earliest to occur of the date (a) that is seven years following the closing of this offering, (b) on which all registrable securities proposed to be sold by such holder may be sold under Rule 144 without volume limitation, and (c) which all of the registrable securities held by such holder have been sold to the public pursuant to a registration statement under the Securities Act or the laws of any foreign jurisdiction.

This is not a complete description of the registration rights agreement or the letter agreement and is qualified by the full text of such agreements, which are filed as exhibits to the registration statement of which this prospectus is a part.

Provisions of Delaware Law and our Certificate of Incorporation and Bylaws with Anti-Takeover Implications

In connection with this offering, we intend to amend and restate our amended and restated certificate of incorporation and amend and restate our bylaws. Certain provisions of Delaware law, our certificate of incorporation and bylaws that will be in effect after this offering contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner or the corporation opts out of Section 203 as described below. The term “business combination” generally includes, among other things, (a) any merger or consolidation, (b) an asset transfer, (c) a stock issuance or transfer that increases the interested stockholder’s proportionate share, (d) any other transaction that increases the interested stockholder’s proportionate share, and (e) any receipt by the interested stockholder of financial benefits provided by or through the corporation. The term “interested stockholder” includes, with certain exceptions, a person or entity that owns 15% or more of the corporation’s voting stock, or an affiliate or associate of the corporation that owned 15% or more of the corporation’s voting stock at any time during the three years prior to the determination of interested stockholder status. Section 203 prohibits a business combination between a corporation and an interested stockholder unless one of the following is true:

•	before the stockholder became an interested stockholder, the board of directors approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, not counting shares owned by persons who are directors and also officers, and, in some instances, shares owned by employee stock plans; or
•	at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at an annual or special stockholders meeting by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

A Delaware corporation may opt out of Section 203 with either an express provision in its original certificate of incorporation or an amendment to its certificate of incorporation or bylaws approved by its stockholders by the affirmative vote of a majority of shares entitled to vote. We have not opted out, and do not currently intend to opt out, of Section 203. This statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Certificate of Incorporation and Bylaw Provisions in Effect Upon Closing of this Offering

The provisions of our certificate of incorporation and our bylaws, as each such document will be in effect upon completion of this offering, described below could discourage potential acquisition proposals for our company and could delay or prevent a change of control of our company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. These provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our common stock and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Written Consent of Stockholders

Any action required or permitted to be taken by our stockholders must be taken at a duly called meeting of stockholders and not by written consent. Elimination of actions by written consent of stockholders may lengthen the amount of time required to take stockholder actions because actions by written consent are not subject to the minimum notice requirement of a stockholders’ meeting. However, we believe that the elimination of actions by written consent of the stockholders may deter hostile takeover attempts. Without the availability of actions by written consent of the stockholders, a holder controlling a majority of our capital stock would not be able to amend our bylaws without holding a stockholders meeting. To hold such a meeting, the holder would have to obtain the consent of a majority of our board of directors, the chairman of our board or our chief executive officer to call a stockholders’ meeting and satisfy the applicable notice provisions set forth in our bylaws.

Amendment of the Bylaws

Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon its board of directors the power to adopt, amend or repeal its bylaws. Our certificate of incorporation and our bylaws, as each such document will be in effect upon completion of this offering, grant our board of directors the power to alter, amend and repeal our bylaws, or adopt new bylaws, on the affirmative vote of a majority of the directors then in office. Our stockholders may alter, amend or repeal our bylaws, or adopt new bylaws, but only at any regular or special meeting of stockholders by an affirmative vote of not less than 66 2/3% in voting power of all outstanding shares of our capital stock entitled to vote generally at an election of directors, voting together as a single class.

Amendment of Certificate of Incorporation

Upon the affirmative vote of the holders of not less than 66 2/3% in voting power of all outstanding shares of our capital stock entitled to vote generally at an election of directors, voting together as a single class, stockholders may repeal or amend in any respect, or add any provision inconsistent with, the provisions of our certificate of incorporation. The “supermajority” voting provisions may discourage or deter a person from attempting to obtain control of our company by making it more difficult to amend some provisions of our certificate of incorporation or for our stockholders to amend any provision of our bylaws, whether to eliminate provisions that have anti-takeover effect or those that protect the interests of minority stockholders.

Special Meetings of Stockholders

Our stockholders are not authorized to call special meetings of stockholders or to require our board of directors or any officer to call such a meeting or to propose business at such a meeting. Only a majority of our board of directors, the chairman of our board or our chief executive officer can call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder can not force stockholder consideration of a proposal over the opposition of our board of directors by calling a special meeting of stockholders prior to the time a majority of our board of directors, the chairman of our board or our chief executive officer believes the matter should be considered or until the next annual meeting, provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace board members also can be delayed until the next annual meeting.

Other Limitations on Stockholder Actions

Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. This provision may have the effect of precluding the conduct of certain business at a meeting if the proper notice is not provided and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. In addition, the ability of our stockholders to remove directors without cause is precluded.

Blank-Check Preferred Stock

Our board of directors is authorized to issue, without any further vote or action by our stockholders, up to      shares of preferred stock in one or more series. As a result, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for our common stockholders or otherwise be in their best interest.

Limitations of Director Liability and Indemnification Directors, Officers and Employees

As permitted by Delaware Law, provisions in our certificate of incorporation and our bylaws, as each such document will be in effect upon completion of this offering, will limit or eliminate the personal liability of our directors. Consequently, directors will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;
•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or
•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies, such as an injunction or rescission.

Our certificate of incorporation and our bylaws, as each such document will be in effect upon completion of this offering, also require us to indemnify our directors and officers to the fullest extent permitted by Delaware law and, as described under “Certain Relationships and Related Transactions,” we have entered into indemnification agreements with each of our directors and officers.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is     .

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, and assuming the conversion of all outstanding shares of our convertible preferred stock into 22,889,976 shares of our common stock immediately prior to the completion of this offering, we will have     shares (or in the event the underwriter’s over-allotment option is exercised,       shares) of our common stock outstanding. Of these shares,     shares (or in the event the underwriter’s over-allotment is exercised,     shares) of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock purchased by our “affiliates,” as the term is defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, restricted shares will be available for sale in the public market as follows:

•	shares will be eligible for sale upon completion of this offering; and
•	shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of the closing of this offering.

In addition, upon completion of this offering, we will have outstanding options to purchase an aggregate of shares of common stock, and outstanding warrants to purchase an aggregate of shares of common stock.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or
•	The average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 of the Securities Act, as currently in effect, permits any of our employees, officers, directors or consultants who purchased or receive shares from us pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Subject to any applicable lock-up agreements, Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period requirement of Rule 144 and that non-affiliates may sell such shares in reliance on Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

Registration on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of common stock under our equity compensation plans. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for resale in the public market, unless such shares are subject to vesting restrictions by us or are otherwise subject to the lock-up agreements and manner of sale and notice requirements that apply to our affiliates under Rule 144.

Lock-up Agreements

Our directors, executive officers and holders of more than 10% are subject to lock-up agreements under which they have agreed, subject to certain exceptions, not to dispose of any of their common stock or securities convertible into or exchangeable for shares of common stock, during the period from the date of this prospectus continuing through the date that is 180 days after the closing of this offering.

Registration Rights

For a description of registration rights with respect to our common stock, see the information under the headings titled “Description of Capital Stock — Registration Rights.”

MATERIAL U.S. FEDERAL TAX CONSEQUENCES

The following is a general discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock purchased pursuant to this offering. This discussion is a summary for general information purposes only and does not consider all aspects of federal taxation that may be relevant to particular shareholders in light of their individual investment circumstances or to certain types of shareholders subject to special tax rules, including partnerships, S-corporations or other pass-through entities, banks, financial institutions or other financial services entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, retirement plans, individual retirement accounts or other tax-deferred accounts, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, persons who use or are required to use mark-to-market accounting, U.S. Holders (as that term is defined below) that have a functional currency other than the U.S. dollar, persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), persons that hold our shares as part of a “straddle,” a “hedge” or a “conversion transaction,” investors in pass-through entities, or persons subject to the alternative minimum tax. In addition, this summary does not address any tax considerations under state, local or non-U.S. tax laws, or U.S. federal laws other than those pertaining to the U.S. federal income tax that may apply to holders of our common stock.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, and applicable Treasury Regulations, rulings, administrative pronouncements and decisions as of the date of this registration statement, all of which are subject to change or differing interpretations at any time with possible retroactive effect. We have not sought, and will not seek, any ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. This discussion assumes that investors will hold our common stock as a capital asset within the meaning of the Code (generally property held for investment).

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of our shares that is one of the following:

•	an individual who is a citizen or resident of the United States;
•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized, or treated as created or organized, in or under the laws of the U.S. or any political subdivision of the United States;
•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•	a trust if (i) it is subject to the primary supervision of a court within the United States, and one or more U.S. persons, as defined under Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our shares that is not a U.S. Holder (other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes). If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor regarding the tax consequences of the acquisition, ownership and disposition of our common stock.

This discussion is not tax advice. Prospective investors are urged to consult their own tax advisor regarding the U.S. federal, state and local, and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Taxation of U.S. Holders

Dividends and Distributions

Distributions paid to U.S. Holders will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described below under “Taxation of U.S. Holders — Sale or Other Taxable Disposition of Common Stock.”

Any dividends we pay to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. Under current legislation, which is scheduled to expire on December 31, 2010, dividend income may be taxed to a non-corporate U.S. Holder at rates applicable to long term capital gains, provided that a minimum holding period and other limitations and requirements are satisfied. Under current law, dividends received by a non-corporate U.S. Holder after 2010 generally should be taxable at ordinary rates.

Sale or Other Taxable Disposition of Common Stock

A U.S. Holder generally will recognize capital gain or loss upon a sale, exchange, or other taxable disposition of our common stock in an amount equal to the difference between the amount realized from the sale, exchange or other disposition and the holders adjusted tax basis in the common stock. A holder’s initial tax basis in the common stock generally will equal the holder’s acquisition cost. Such capital gain or loss will be long-term capital gain or loss if the holding period for the disposed of common stock exceeds one year.

For a non-corporate U.S. Holder, the current maximum U.S. federal income tax rate applicable to long term capital gains is generally 15%. The legislation providing for this 15% rate is scheduled to expire at the end of 2010, at which time, unless such legislation is extended, the rate applicable to long term capital gains from the sale or exchange of common stock for U.S. federal income tax purposes will generally increase to 20%. There can be no assurance that long term capital gain attributable to the sale or exchange of our common stock recognized after 2010 will be taxed at 15% for U.S. federal income tax purposes. If a non-corporate U.S. Holder’s holding period for the disposed of common stock is one year or less, any recognized gain will generally be subject to U.S. federal income tax at the same rate as ordinary income (the maximum rate of which is currently 35% and scheduled to increase to 39.6% after 2010).

The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code. U.S. Holders who recognize a loss that exceeds certain thresholds may be required to file a disclosure statement with the IRS.

For corporations, capital gain is taxed at the same rate as ordinary income, and capital loss in excess of capital gain is not deductible. Corporations, however, generally may carry back capital losses up to three taxable years and carry forward capital losses up to five taxable years.

Proposed Legislation

Legislation passed by the Senate and House of Representatives would require certain U.S. stockholders who are individuals, estates or trusts to pay a 3.8% surtax on, among other things, dividends on and capital gains from the sale or other disposition of stock. If, as anticipated, this legislation is enacted, this surtax would apply for taxable years beginning after December 31, 2012. Prospective investors should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

Information Reporting and Backup Withholding

A U.S. Holder may be subject, under certain circumstances, to information reporting and backup withholding at the current rate of 28% with respect to the payment of dividends and the gross proceeds from the sale, redemption, or other disposition of our common stock. Certain persons are exempt from information reporting and backup withholding, including corporations and financial institutions. Under the backup withholding rules, a U.S. Holder may be subject to backup withholding unless the U.S. Holder is an exempt recipient and, when required, demonstrates this fact; or provides a taxpayer identification number certifying that the U.S. Holder is not subject to backup withholding, and otherwise complies with the applicable requirements. A U.S. Holder who does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner and the required procedures are followed. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

Taxation of Non-U.S. Holders

Dividends and Distributions

In general, dividends paid to a Non-U.S. Holder (to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles) will be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Any distribution not constituting a dividend will be treated first as reducing the Non-U.S. Holder’s basis in its shares of common stock, and to the extent it exceeds the Non-U.S. Holder’s basis, as capital gain (see “Taxation of Non-U.S. Holders — Sale or Other Taxable Disposition of Common Stock” below).

A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy certain certification and other requirements prior to the distribution date. Non-U.S. Holders must generally provide the withholding agent with a properly executed IRS Form W-8BEN claiming an exemption from or reduction in withholding under an applicable income tax treaty. If a Non-U.S. Holder fails to provide the necessary certification or tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Dividends that are effectively connected with a U.S. trade or business generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files the required forms, including IRS Form W-8ECI, or any successor form, with the payor of the dividend, but instead generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a resident of the United States. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, on the repatriation from the United States of its “effectively connected earnings and profits,” subject to certain adjustments.

Sale or Other Taxable Disposition of Common Stock

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the Non-U.S. Holder’s shares of common stock unless:

(i)	the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder);
(ii)	the Non-U.S. Holder is an individual who holds shares of common stock as a capital asset and is present in the United States for a period or periods aggregating 183 days or more in the taxable year of disposition and certain other conditions are met; or
(iii)	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held the common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, the Non-U.S. Holder owns, or is treated as owning, more than 5% of our common stock.

Net gain realized by a Non-U.S. Holder described in clauses (i) or (iii) above generally will be subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a resident of the United States. Any gains of a corporate Non-U.S. Holder described in clause (i) above may also be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Gain realized by an individual Non-U.S. Holder described in clause (ii) above will be subject to a flat tax imposed at a rate of 30% (or such lower rate as may be provided by an applicable income tax treaty), which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

For purposes of clause (iii) above, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not, and we do not anticipate that we will become, a U.S. real property holding corporation.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain Non-U.S. Holders. The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Under applicable income tax treaties or other agreements, the IRS may make its reports available to the tax authorities in the Non-U.S. Holder’s country of residence.

Dividends paid to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28% of the gross proceeds, unless the Non-U.S. Holder certifies as to its foreign status, which certification may generally be made on IRS Form W-8BEN or otherwise establishes an exemption, provided we or the paying agent have no actual knowledge or reason to know that the beneficial owner is a U.S. person.

Proceeds from the sale or other disposition of common stock by a Non-U.S. Holder effected by or through a U.S. office of a broker will generally be subject to information reporting and backup withholding, currently at a rate of 28% of the gross proceeds, unless the Non-U.S. Holder certifies to the payor under penalties of perjury as to, among other things, its name, address and status as a Non-U.S. Holder or otherwise establishes an exemption, provided the broker has no knowledge or reason to know that the beneficial owner is a U.S. person. Payment of disposition proceeds effected outside the U.S. by or through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding if the payment is not received in the U.S. Information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder that results in an overpayment of taxes generally will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS and the required procedures are followed.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated       , 2010, we agreed to sell to the underwriters named below, for whom      and      are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to     additional shares (being 15% of the number of shares offered in this offering) to cover such sales. They may exercise that option for a period of 30 days from the closing of the offering on the same terms as set out below. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $   per share. After this offering, the underwriters’ representatives may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we will pay. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option to purchase additional shares of our common stock:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions	$	$	$	$
Expenses	$	$	$	$

Prior to the offering, there has been no public market for our common stock. The initial public offering price has been negotiated among us and the underwriters’ representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects of us, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the or     otherwise.

The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, including securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their clients and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

Standstill Provisions

We and our directors, executive officers and holders of more than 10% of our common stock, have agreed with the underwriters, subject to certain exceptions, not to dispose of any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is 180 days after the closing of this offering, except with the prior written consent of      and     .

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus and other legal matters will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, Costa Mesa and Menlo Park, California. The underwriters have been represented by     .

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements (and schedule) at December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, as set forth in their report. We have included our consolidated financial statements (and schedule) in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

The consolidated financial statements of the NEC-EPS Holding, LLC, a subsidiary of Energy and Power Solutions, Inc., as of December 31, 2007, 2006 and 2005 included in this prospectus have been so included in reliance on the report of Romito, Tomasetti & Associates, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes amendments and exhibits, under the Securities Act and the rules and regulations under the Securities Act for the registration of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information that is in the registration statement and its exhibits and schedules. Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the SEC. Statements in this prospectus that summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement. You may read and copy the registration statement, including exhibits and schedules filed with it, and reports or other information we may file with the SEC at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, the registration statement and other public filings can be obtained from the SEC’s Internet site at http://www.sec.gov.

Upon completion of this offering, we will become subject to information and periodic reporting requirements of the Exchange Act and we will file annual, quarterly and current reports, proxy statements and other information with the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Energy and Power Solutions, Inc. and Subsidiaries

NEC–EPS Holding, LLC and Subsidiaries

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders’
Energy & Power Solutions, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Energy & Power Solutions, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, redeemable preferred stock and stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule, Schedule II — Valuation and Qualifying Accounts, for the years ended December 31, 2009, 2008 and 2007. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Energy & Power Solutions, Inc. and Subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the years ended December 31, 2009, 2008 and 2007 when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young LLP

Irvine, California
March 30, 2010

Energy and Power Solutions, Inc. and Subsidiaries

Consolidated Balance Sheets
(Dollars in thousands, except per share amounts)

	December 31,
	2009	2008
Assets
Current assets:
Cash and cash equivalents	$16,874	$4,562
Restricted cash	900	—
Accounts receivable, net of allowance for doubtful accounts of $210 and $285 at December 31, 2009 and 2008, respectively	2,844	2,968
Costs and estimated earnings in excess of billings on uncompleted contracts	123	42
Prepaid and other current assets	221	160
Total current assets	20,962	7,732
Long-term restricted cash	—	900
Property, plant and equipment, net	16,977	13,130
Construction in progress	1,928	1,689
Goodwill	1,072	1,072
Intangible assets, net	619	665
Other assets	409	171
Total assets	$41,967	$25,359
Liabilities, Redeemable Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$2,213	$4,679
Accrued liabilities	2,472	1,664
Billings in excess of costs and estimated earnings on uncompleted contracts	222	141
Current portion of long-term debt	2,044	1,172
Other current liabilities	147	8
Total current liabilities	7,098	7,664
Long-term debt, excluding current portion	10,312	9,472
Long-term deferred tax liabilities	43	14
Other long-term liabilities	1,690	1,880
Total liabilities	19,143	19,030
Commitments and contingencies
Redeemable preferred stock:
Series A convertible preferred stock, $0.0001 par value; 6,000,000 shares authorized and 5,148,912 shares issued and outstanding at December 31, 2009; 6,000,000 shares authorized and 4,652,632 shares issued and outstanding at December 31, 2008; liquidation preference of $22,133 and $20,000 at December 31, 2009 and 2008, respectively	19,825	18,972
Series B convertible preferred stock, $0.0001 par value; 35,000,000 shares authorized and 17,741,064 shares issued and outstanding; liquidation preference of $30,515 at December 31, 2009	30,259	—
Stockholders’ equity (deficit):
Common stock, no par value; 53,000,000 shares authorized and 4,238,644 shares issued and outstanding at December 31, 2009; 25,000,000 shares authorized and 4,210,000 shares issued and outstanding at December 31, 2008	433	410
Additional paid-in capital	5	147
Accumulated deficit	(27,385)	(12,519)
Accumulated other comprehensive loss	(313)	(681)
Total stockholders’ equity (deficit)	(27,260)	6,329
Total liabilities, redeemable preferred stock and stockholders’ equity (deficit)	$41,967	$25,359

The accompanying notes are an integral part of these consolidated financial statements.

Energy and Power Solutions, Inc. and Subsidiaries

Consolidated Statements of Operations

	Years ended December 31,
	2009	2008	2007
	(Dollars in thousands, except per share amounts)
Revenue:
Energy services revenue	$7,372	$14,110	$5,569
Energy sales revenue	4,652	3,254	1,000
Total revenue	12,024	17,364	6,569
Cost of revenues	11,272	17,750	5,346
Gross profit (loss)	752	(386)	1,223
Operating expenses:
Selling, general and administrative	14,368	9,630	1,897
Research and development	58	262	—
Total operating expense	14,426	9,622	1,897
Operating loss	(13,674)	(10,008)	(674)
Other income (expense):
Interest expense	(1,112)	(417)	(234)
Interest income	28	333	61
Other income (expense), net	(69)	(67)	22
Total other expense	(1,153)	(151)	(151)
Loss before income taxes	(14,827)	(10,159)	(825)
Provision for income taxes (income tax benefit)	53	(441)	460
Net loss	$(14,880)	$(9,718)	$(1,285)
Net loss per share:
Basic and diluted	$(3.52)	$(2.31)	$(0.31)
Weighted average common shares outstanding:
Basic and diluted	4,229,310	4,210,000	4,210,000

The accompanying notes are an integral part of these consolidated financial statements.

Energy and Power Solutions, Inc. and Subsidiaries

Consolidated Statements of Redeemable Preferred Stock and Stockholders’ Equity (Deficit)
(Dollars in thousands)

	Redeemable Preferred Stock
	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2006	—	$—	—	$—	4,210,000	$410	$45	$(1,467)	$—	—	$(1,012)
Net income	—	—	—	—	—	—	—	(1,285)	—	(1,285)	(1,285)
Issuance of Series A convertible preferred stock	4,652,632	18,972	—	—	—	—	—	—	—	—	18,972
Issuance of common stock warrants for placing Series A convertible preferred stock	—	—	—	—	—	—	53	—	—	—	53
Stockholder distributions	—	—	—	—	—	—	—	(59)	—	—	(59)
Balance at December 31, 2007	4,652,632	18,972	—	—	4,210,000	410	98	(2,811)	—	—	16,669
Net loss	—	—	—	—	—	—	—	(9,718)	—	(9,718)	(9,718)
Other comprehensive loss:
Change in fair value on interest rate swap	—	—	—	—	—	—	—	—	—	(681)	—
Other comprehensive loss	—	—	—	—	—	—	—	—	(681)	(681)	(681)
Comprehensive loss	—	—	—	—	—	—	—	—	—	(10,399)	—
Stockholder contributions	—	—	—	—	—	—	—	10	—	—	10
Stock-based compensation	—	—	—	—	—	—	49	—	—	—	49
Balance at December 31, 2008	4,652,632	18,972	—	—	4,210,000	410	147	(12,519)	(681)	—	6,329
Net loss	—	—	—	—	—	—	—	(14,880)	—	(14,880)	(14,880)
Other comprehensive loss:
Change in fair value on interest rate swap	—	—	—	—	—	—	—	—	—	368	—
Other comprehensive loss									368	368	368
Comprehensive loss	—	—	—	—	—	—	—	—	—	(14,512)	—
Series A convertible preferred stock dividend	496,280	853	—	—	—	—	(853)	—	—	—	(853)
Issuance of Series B convertible preferred stock	—	—	16,279,070	27,759	—	—	—	—	—	—	—
Conversion of bridge loan to Series B convertible preferred stock	—	—	1,461,994	2,500	—	—	—	—	—	—	—
Issuance of common stock	—	—	—	—	28,644	23	—	—	—	—	23
Stockholder contributions	—	—	—	—	—	—	—	14	—	—	14
Stock-based compensation	—	—	—	—	—	—	711	—	—	—	711
Balance at December 31, 2009	5,148,912	$19,825	17,741,064	$30,259	4,238,644	$433	$5	$(27,385)	$(313)	—	$(27,260)

Energy and Power Solutions, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Cash flows from operating activities
Net loss	$(14,880)	$(9,718)	$(1,285)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,803	734	104
Accretion on asset retirement obligation	58	32	6
Accretion on minority interest	—	30	79
Loss on sale of property and equipment	4	16	2
Provision for (reduction in) allowance for doubtful accounts	(75)	129	117
Share-based compensation expense	711	49	—
Effective interest expense on conversion of convertible bridge loan to convertible preferred stock	500	—	—
Deferred income taxes	29	(444)	458
Changes in operating assets and liabilities:
Accounts receivable	199	(260)	—
Costs and estimated earnings in excess of billings on uncompleted contracts	(81)	467	(499)
Prepaid and other current assets	(61)	(46)	(4)
Other assets	(238)	(19)	(1)
Accounts payable	(2,466)	3,045	214
Accrued liabilities	808	1,001	(436)
Billings in excess of costs and estimated earnings on uncompleted contracts	81	(735)	(47)
Other current liabilities	139	(13)	15
Net cash used in operating activities	(13,469)	(5,732)	(1,277)
Cash flows from investing activities
Purchases of property, plant and equipment	(5,822)	(2,269)	(24)
Purchase of intangible assets	(25)	—	—
Acquisition of NEC-EPS Holdings, net of cash acquired	—	(4,327)	—
Net cash used in investing activities	(5,847)	(6,596)	(24)
Cash flows from financing activities
Proceeds from borrowings	3,000	763	1,773
Repayment of borrowings	(1,168)	(454)	(2,182)
Issuance of common stock	23	—	—
Net proceeds from issuance of convertible preferred stock	29,759	—	19,025
Redemption of minority interest	—	(948)	—
Shareholder contributions (distributions)	14	10	(59)
Net cash provided by (used in) financing activities	31,628	(629)	18,557
Increase (decrease) in cash and cash equivalents	12,312	(12,957)	17,256
Cash and cash equivalents, beginning of year	4,562	17,519	263
Cash and cash equivalents, end of year	$16,874	$4,562	$17,519
Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$623	$384	$238
Income taxes	$2	$1	$1
Supplemental disclosures of noncash investing and financing activities
Portion of purchase price of acquisition under long-term note	$—	$2,000	$—
Assumption of long-term note for acquisition	$—	$7,500	$—
Additions to property, plant, and equipment for asset retirement obligations	$—	$831	$—
Issuance of common stock warrants	$—	$—	$53
Issuance of Series B convertible preferred stock warrants	$120	$—	$—
Series A convertible preferred stock dividend	$853	$—	$—

Energy and Power Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. Description of Business

Energy & Power Solutions, Inc. (the “Company”), is an energy intelligence company that develops and implements analytic, efficiency and clean solutions for Fortune 500 companies and other customers. In January 2001, the Company was organized as a California Limited Liability Company (LLC). In January 2004, the Company elected to be taxed as an S-Corporation. As of November 30, 2007, the Company was incorporated as a California Corporation (C-Corporation). On March 4, 2010, the Company reincorporated as a Delaware Corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of its liabilities in the normal course of business. Management believes the Company has sufficient cash and cash equivalents and access to bank lines of credit on hand to fund its operations beyond December 31, 2009.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the wholly or majority owned subsidiaries under its control. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affect the amounts reported and disclosed in the financial statements and accompanying notes. Significant estimates are made in relation to revenues recognized for construction-type contracts, allowance for doubtful accounts, depreciation and amortization, and valuation of assets. Actual results could differ materially from those estimates.

Revenue and Cost Recognition

The Company recognizes revenue when persuasive evidence of a sales arrangement exists, price is fixed or determinable, collectibility is reasonably assured and delivery has occurred or services have been rendered.

Energy Services, Construction

The Company enters into construction-type contracts that include the engineering, procurement and construction of energy-efficient controls and distributed generation equipment. The Company recognizes revenue on construction-type contracts using the percentage-of-completion method, measured by the percentage of costs incurred to date compared to estimated total costs at completion for each contract. Management considers this method to be the best measure of progress toward completion on these contracts. Revenue derived from time and materials contracts is recognized as services are performed. Contract costs include all direct material, labor and subcontractor costs, and those indirect costs related to contract performance, such as indirect labor, supplies, tools, and depreciation costs. Selling, general and administrative costs are expensed as incurred. Provisions for estimated losses, if any, on uncompleted contracts are made in the year in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

The asset, “costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenues recognized in excess of amounts billed. The liability, “billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in excess of revenues recognized. Contract related assets and liabilities have been classified as current in the accompanying balance sheets because realization is expected within one year.

Energy and Power Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies  – (continued)

The Company enters into some agreements with utilities in which an incentive can be earned based on the level of reduction in energy capacity. The Company recognizes incentive revenue when the utility has accepted the reduction level via a measurement and verification test.

Energy Services, XChange Point

The Company enters into other long-term contracts to provide energy analysis services via a comprehensive energy monitoring, analysis, and management system which reads customer plant energy data and transmits that data to servers hosted by the Company. The Company’s energy analysts identify opportunities for energy savings and measure energy consumption against baseline metrics and produce periodic reports including such information. Energy consumption data and reports are accessible by the customer via a web portal. Customers either pay upfront and own, or lease certain equipment used to meter and measure energy consumption and transmit energy usage data to the Company’s servers, and pay a monthly fee for the energy analysis and data hosting services. These contracts are multiple-element arrangements that include hardware, installation, and other service deliverables. The Company determines if such deliverables constitute separate units of accounting under applicable U.S. GAAP. The Company did not meet the separation criterias of ASC Topic 605-25, Revenue Recognition: Multiple-Element Arrangements (“ASC Topic 605-25”) for any of these type of contracts entered into in 2009. Accordingly, the Company recognizes revenue for these type of contracts entered into in 2009 in accordance with ASC Topic 840, Leases, (“ASC Topic 840”) whereby, the total contract value is recognized over the concurrent term of the equipment lease and the service period on a straight line basis.

As of January 1, 2009, the Company has adopted new accounting principles under ASC Topic 605-25, Revenue Recognition: Multiple-Element Arrangements (“ASC Topic 605-25”). Under ASC Topic 605-25 revenue is allocated to each separate unit of accounting based on the relative selling price of each deliverable if the delivered unit has standalone value to the customer and if the delivery or performance of the undelivered units is probable. Selling price is based on vendor-specific objective evidence or third-party evidence of the price charged when each element is sold separately, or when such evidence is not available, management’s best estimate of selling price. The Company may modify its pricing and collections practices associated with bundled arrangements in the future, which could result in changes in the selling price of deliverables, the amount of revenue allocable to the sale or lease of equipment, and the timing of revenue recognition on the sale or lease of equipment. Allocated revenue for each deliverable is recognized in accordance with applicable U.S. GAAP when the revenue recognition criteria for the deliverable have been met. The adoption of ASC Topic 605-25 did not have a material effect on the Company’s financial position and results of operations in 2009.

Energy Sales

The Company also provides all of the electrical and thermal energy output from Company-owned distributed generation units for a specified period of time to customers. Revenue is recognized on a monthly basis as output is provided, when delivery is deemed to have occurred.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less at the date of purchase.

Restricted Cash

The Company acquired restricted cash in 2008 in connection with an acquisition discussed in Note 3. Restricted cash consists of cash at bank restricted to support letters of credit associated with purchases of natural gas and outstanding debt.

Unbilled Receivables

Included in accounts receivable are unbilled receivables which consist of retentions withheld from billings on construction-type projects and unbilled amounts for energy consumed by customers and are

Energy and Power Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies  – (continued)

expected to be collected within one year. Included in accounts receivable are unbilled receivables of $0, $0.7 million, and $0.3 million, as of December 31, 2009, 2008 and 2007, respectively.

Allowance for Doubtful Accounts

The Company records its accounts receivable net of an allowance for doubtful accounts. This allowance for doubtful accounts is estimated based on management’s evaluation of the contracts involved and the financial condition of its customers. The factors the Company considers in its contract evaluations include, but are not limited to:

•	Customer type;
•	Historical contract performance;
•	Historical collection and delinquency trends;
•	Customer credit worthiness; and
•	General economic conditions.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is generally calculated using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Certain costs related to the development or purchase of internal-use software are capitalized and amortized using the straight-line method over the estimated useful life of the software in accordance with ASC 350-40, Internal-Use Software. The following table presents the estimated useful lives by asset category:

Useful Lives
Equipment and machinery	3 – 20 years
Furniture and fixtures 7 years
Leasehold improvements	1 – 3 years
Computer and internal-use software	3 – 5 years

Expenditures associated with upgrades and enhancements that improve, add functionality, or otherwise extend the life of a respective asset are capitalized, while expenditures that do not, such as repairs and maintenance, are expensed as incurred.

Goodwill

Goodwill represents the excess amounts paid over the fair value of net assets acquired in mergers and acquisitions. In order to determine the amount of goodwill resulting from a merger or acquisition, the Company performs an assessment to determine the value of the acquired company’s tangible and identifiable intangible assets and liabilities. In its assessment, the Company determines whether identifiable intangible assets exist, which typically include backlog and customer relationships.

ASC 350-10, Goodwill and Other Intangible Assets, requires that the Company perform an impairment test of its goodwill at least annually for each reporting unit of the Company. A reporting unit is defined as an operating segment or one level below an operating segment. Our impairment tests are performed at the operating segment level as they represent our reporting units.

The impairment test is a two-step process. During the first step, the Company estimates the fair value of the reporting unit and compares that amount to the carrying value of that reporting unit. In the event the fair value of the reporting unit is determined to be less than the carrying value, a second step is required. The second step requires the Company to perform a hypothetical purchase allocation for that reporting unit and to

Energy and Power Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies  – (continued)

compare the resulting current implied fair value of the goodwill to the current carrying value of the goodwill for that reporting unit. In the event that the current implied fair value of the goodwill is less than the carrying value, an impairment charge is recognized.

During the fourth quarter of fiscal 2009 and 2008, the Company conducted its annual impairment test. The impairment evaluation process is an income-based approach that utilizes discounted cash flows to determine the fair values of reporting units. Material assumptions used in the impairment analysis included the weighted average cost of capital (WACC) percent and terminal growth rates. As a result of the impairment analysis, the Company determined that goodwill was not impaired for the years ended December 31, 2009 and 2008.

Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or circumstances indicate that the assets may be impaired. For assets to be held and used, impairment losses are recognized based upon the excess of the asset’s carrying amount over the fair value of the asset. For long-lived assets to be disposed, impairment losses are recognized at the lower of the carrying amount or fair value less cost to sell.

Asset Retirement Obligations

The Company records the estimated fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of such assets. The fair value of the liability is also added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the shorter of the contract term or useful life of the asset. The amounts recognized are discounted using the credit-adjusted risk-free interest rate. After the initial measurement of the asset retirement obligation, the obligation is increased each year for the discount factor used and is accreted to expense and may be adjusted for changes in the estimated future cash flows underlying the obligation, as applicable.

Advertising Costs

Advertising costs are included in selling, general and administrative expense as incurred. For the years ended December 31, 2009, 2008 and 2007, advertising costs were $0.3 million, $0.5 million and $0.001 million, respectively.

Income Taxes

Prior to November 30, 2007, the Company elected to be taxed as an S-Corporation and used the cash basis of reporting for income tax purposes. In periods subsequent to November 30, 2007, the Company is taxed as a C-Corporation (see Note 14) and uses the accrual basis of reporting for income tax purposes. The Company provides for income taxes using the liability method. Deferred income taxes are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted statutory tax rates in effect for years in which differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect uncertainty associated with their ultimate realization.

As of January 1, 2009, the Company adopted the new accounting principles as required by ASC 740, Income Taxes as it relates to accounting for uncertainties in income taxes (“ASC Topic 740”). ASC Topic 740 clarifies the accounting for uncertain income tax positions recognized in a company’s financial statements. ASC Topic 740 also provides guidance on financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. Under ASC Topic 740, tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the financial

Energy and Power Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies  – (continued)

statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. In the year of adoption, the cumulative effect of applying ASC Topic 740 is accounted for as a change in accounting principle via an adjustment to the beginning balance of retained earnings (accumulated deficit). There were no unrecognized tax benefits as of the date of adoption. As a result of the implementation of ASC Topic 740, the Company did not recognize an increase in the liability for unrecognized benefits.

The Company initially recognizes a tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement.

Prior to adopting ASC Topic 740, the Company estimated tax liabilities to the extent the tax uncertainties were probable and could be reasonably estimated.

The Company’s policy is to recognize both interest and penalties related to unrecognized tax benefits in income tax expense. Interest and penalties on unrecognized tax benefits expected to result in payment of cash within one year are classified as accrued liabilities, while those expected beyond one year are classified as other liabilities. The Company has not recorded any interest and penalties since its inception.

Subsequent Events

The Company considers subsequent events, or events and transactions occurring after the balance sheet date but before the consolidated financial statements are available to be issued to determine whether such subsequent events should be recorded or disclosed in the in the financial statements. Subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet date, including the estimates inherent in the process of preparing financial statements, are recorded in the financial statements, while those that provide evidence about conditions that did not exist at the date of the balance sheet date but arose subsequent are disclosed in the financial statements. The Company has considered all events through the financial statement issuance date and determined that the consolidated financial statements are complete with respect to recording and disclosure of subsequent events.

Recently Issued Accounting Standards

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (FAS 167), as codified into ASC Topic 810, Consolidation, Section 10-65 (“ASC Topic 810-10-65”). ASC Topic 810-10-65 amends FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities to (1) require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity (2) require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and (3) eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity. ASC Topic 810-10-65 also redefines the primary beneficiary of a variable interest entity as the enterprise that has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. ASC Topic 810-10-65 is effective for the Company on January 1, 2010. The impact of adoption will depend on the nature and significance of any future transactions involving variable interest entities.

Energy and Power Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies  – (continued)

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162 (FAS 168), as codified into ASC Topic 105, Generally Accepted Accounting Principles (“ASC Topic 105”). ASC Topic 105 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. ASC Topic 105 is effective for the Company on January 1, 2010. The adoption is not anticipated to have a material effect on the Company’s financial position or results of operations.

In October 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force, an Amendment of the FASB Accounting Standards Codification (ASU 2009-13), as codified into ASC Topic 605-25, Revenue Recognition: Multiple-Element Arrangements (“ASC Topic 605-25”). ASC Topic 605-25 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. ASC Topic 605-25 is effective prospectively for revenue arrangements entered into or materially modified on or after January 1, 2011. Early adoption is permitted, but if elected, is required to be applied retrospectively from the beginning of the fiscal year. The Company has adopted the updated provisions in ASU 2009-13 as of January 1, 2009. The adoption affects the timing and or amount of revenue recognized on the Company’s material bundled arrangements that include hardware and service deliverables. The adoption did not have a material effect on the Company’s financial position and results of operations in 2009, but is anticipated to have a material impact on future revenue recognition on contracts in which deliverables constitute separate units of accounting under ASC Topic 605-25 and for which the Company charges upfront fees for certain of those deliverables.

3. Acquisition

NEC-EPS Holdings, LLC

On July 3, 2008, the Company acquired the remaining 80% interest in NEC-EPS Holdings, LLC and subsidiaries (“NEC-EPS”) from the majority partner. NEC-EPS owns and operates distributed generation equipment providing electrical and thermal energy to a significant customer of the Company. The purpose of the acquisition was to enhance the Company’s level of customer service and to ensure continued business opportunities from that customer, particularly with respect to XChange Point. The results of operations of the acquisition are included in the accompanying consolidated financial statements subsequent to the effective date of the acquisition.

The purchase price was approximately $6.8 million, including cash of $4.3 million, issuance of a note payable of $2.0 million, transaction and other closing costs of $0.5 million and included the assumption of $7.5 million of debt. The table below presents the acquisition purchase price allocation:

2008
(Dollars in thousands)
Current assets	$443
Property, plant and equipment	12,211
Intangible assets	700
Goodwill	1,072
Other assets	1,023
Current liabilities	(47)
Long-term debt	(7,500)
Other liabilities	(1,073)
Net assets acquired	$6,829

Energy and Power Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

3. Acquisition  – (continued)

Intangible assets acquired consist of customer contracts and have a weighted-average useful life of 10 years. Goodwill of approximately $1.1 million was recognized in relation to the acquisition. All of the amount recorded as goodwill is expected to be deductible for tax purposes. The purchase price was allocated among equipment and machinery, intangible assets, and goodwill based on the following valuation techniques:

•	The fair value of equipment and machinery was determined utilizing a cost approach. In the cost approach, the replacement cost of the equipment and machinery is adjusted for accrued depreciation resulting from physical deterioration, functional obsolescence and external or economic obsolescence.
•	The fair value of intangible assets was determined utilizing an income approach. In the income approach, the forecasted cash flows derived from the acquired customer relationships, net of returns on contributory assets, are discounted to present value.
•	Goodwill is calculated as the value that remains after subtracting the net asset value and the value of identifiable tangible and intangible assets and liabilities for the respective purchase.

Goodwill by reporting unit is as follows as of December 31:

	2009	2008
	(Dollars in thousands)
XChange Point	$1,047	$1,047
Energy Projects	25	25
	$1,072	$1,072

Had the acquisition of NEC-EPS Holding, LLC and its subsidiaries been consummated as of January 1, 2008, the Company’s proforma combined results of operations would have been as follows for the year ended December 31, 2008:

Proforma Combined
(unaudited)
(Dollars in thousands, except per share amounts)
Revenues	$18,007
Loss before income taxes	$(11,477)
Net loss	$(11,036)
Net loss per share:
Basic and diluted	$(2.62)

4. Costs and Estimated Earnings on Uncompleted Contracts

A summary of costs and estimated earnings on uncompleted contracts follows as of December 31:

	2009	2008
	(Dollars in thousands)
Costs incurred on uncompleted contracts to date	$19,093	$12,311
Estimated earnings	1,392	221
Revenue recognized on uncompleted contracts to date	20,485	12,532
Less billings to date	20,584	12,631
	$(99)	$(99)

Energy and Power Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

4. Costs and Estimated Earnings on Uncompleted Contracts  – (continued)

These amounts are included in the accompanying balance sheets under the following captions as of December 31:

	2009	2008
	(Dollars in thousands)
Costs and estimated earnings in excess of billings on uncompleted contracts	$123	$42
Billings in excess of costs and estimated earnings on uncompleted contracts	(222)	(141)
	$(99)	$(99)

Revenue recognized on uncompleted contracts is included in net revenues in the accompanying statements of operations.

5. Investments in Affiliates

DairyGen, LLC

In May 2006, the Company formed DairyGen, LLC (“DairyGen”), a joint venture with various outside investors to own and operate distributed generation equipment adjacent to manufacturing facilities of a customer for the purpose of selling all of the electrical and thermal output to that customer. The financial statements of this joint venture are included in the consolidated financial statements because of the Company’s majority ownership in and control over the joint venture. In accordance with the joint venture agreement the minority interest holders receive a dividend of 10% per annum on their initial capital contributions paid on a monthly basis and are included in interest expense in the accompanying consolidated statements of operations. Also, the minority interest holders only shared in income, and not losses, from the joint venture. The joint venture reported losses from inception to 2008. In May 2008, the Company repurchased all of the shares held by minority interest holders for cash of $0.9 million, which represented 120% of their original investment.

6. Property, Plant and Equipment, net

Property, plant and equipment, net consists of the following as of December 31:

	2009	2008
	(Dollars in thousands)
Equipment and machinery	$17,115	$13,737
Furniture and fixtures	153	92
Leasehold improvements	137	85
Computer software	2,168	80
	19,573	13,994
Less accumulated depreciation and amortization	(2,596)	(864)
	$16,977	$13,130

Depreciation on property, plant and equipment was $1.7 million, $0.7 million, and $0.1 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Energy and Power Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

7. Intangible Assets, net

Intangible assets consist of the following as of December 31, 2009:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(Dollars in thousands)
Customer list	$25	$(1)	$24
Customer contracts	700	(105)	595
	$725	$(106)	$619

Intangible assets consist of the following as of December 31, 2008:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(Dollars in thousands)
Customer contracts	$700	$(35)	$665
	$700	$(35)	$665

For the years ended December 31, 2009 and 2008, amortization expense was $0.07 million and $0.03 million, respectively. In December 2009, we acquired a customer list from an energy consulting firm. This customer list is amortized over its estimated useful life of three years using the straight-line method.

As of December 31, 2009, estimated aggregate amortization expense for the next five years and beyond is as follows:

Year ending December 31	Amount
(Dollars in thousands)
2010	$78
2011	78
2012	78
2013	70
2014	70
Thereafter	245
$619

8. Accrued Liabilities

Accrued liabilities consist of the following as of December 31:

	2009	2008
	(Dollars in thousands)
Project-related	$1,332	$998
Payroll and benefits	1,078	629
Accrued interest and other	62	37
	$2,472	$1,664

Included in project-related accrued liabilities are costs primarily associated with construction-type contracts of $0.7 million and $0.5 million and purchases of natural gas of $0.3 million and $0.3 million as of December 31, 2009 and 2008, respectively.

Energy and Power Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

9. Debt

Long-term Debt

Long-term debt consists of the following as of December 31:

	2009	2008
	(Dollars in thousands)
7% note due November 2011	$621	$686
Variable rate note due December 2012	3,000	—
3% unsecured note due July 2013	1,600	2,000
Variable rate notes due July 2017	7,255	7,958
Total long-term debt	12,476	10,644
Less: debt discount	(120)	—
Less: current maturities	(2,044)	(1,172)
Long-term debt, excluding current portion	$10,312	$9,472

On November 24, 2006, DairyGen entered into a 9.75% note with a bank in the principal amount of $0.8 million. The interest rate was adjusted down to 7% on September 18, 2008. Principal and interest payments are payable monthly. The note matures in November 2011. As of December 31, 2009, the note was collateralized by all tangible and intangible assets of Energy and Power Solutions, Inc. and DairyGen.

On December 31, 2009, the Company entered into a variable rate note in the principal amount of $3.0 million under a $3.5 million credit and term loan facility. Principal and interest at prime plus a 5% margin (9.0% at December 31, 2009) are payable monthly beginning April 1, 2010. The note matures in December 2012. The note is collateralized by tangible and intangible assets of Energy & Power Solutions, Inc. and DairyGen, LLC.

On July 3, 2008, the Company entered into a 3% unsecured note with the seller of the majority interest in NEC-EPS in the principal amount of $2.0 million. Principal and accrued interest on the 3% unsecured note are payable annually on July 3. The note matures in July 2013.

On July 3, 2008, in connection with the NEC-EPS acquisition, the Company also assumed a variable rate note with a bank with outstanding principal of $7.5 million and an interest rate swap at 6.97% per annum (Note 10). This note was drawn down from a line of credit of up to $8.0 million. The note is collateralized by all tangible and intangible assets of NEC-EPS and its subsidiaries. Principal and interest at LIBOR plus a 2% margin (2.2% at December 31, 2009) are payable monthly. The note matures in July 2017. On September 24, 2008, NEC-EPS entered into an additional variable rate note under the $8.0 million available line with a bank in the principal amount of $0.8 million. The note is collateralized by all tangible and intangible assets of NEC-EPS and its Subsidiaries. Principal and interest at LIBOR plus a 2% margin (2.2% at December 31, 2009) are payable monthly. The note matures in July 2017.

During the years ending December 31, 2009, 2008 and 2007, the weighted average interest rate on long-term debt, which included various other debt instruments which were issued and repaid during those years was 5.7%, 6.5%, and 8.3%, respectively.

Energy and Power Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

9. Debt  – (continued)

The following table summarizes principal payment obligations related to long-term debt for the years ending December 31:

Year ending December 31	Amount
(Dollars in thousands)
2010	$2,044
2011	2,848
2012	2,357
2013	1,328
2014	994
Thereafter	2,905
$12,476

The notes carry financial covenants customary for these types of agreements. As of December 31, 2009, the Company was in compliance with all such financial covenants.

Revolving Lines of Credit

During 2009 and 2008, the Company has had various lines of credit which were used for working capital purposes or to finance certain construction projects. Borrowings outstanding under the lines of credit are secured by the tangible and intangible assets of the Company.

As of December 31, 2009, the Company had $5.0 million of total borrowing capacity under a line of credit, of which $2.7 million was available and $0 was outstanding. Borrowings will bear interest at a variable rate based on an indexed prime rate plus a margin of 4% (6.0% at December 31, 2009). Interest is payable monthly. The line of credit expires on December 31, 2011.

The lines of credit carry financial covenants customary for these types of agreements. The Company was in compliance with all such financial covenants as of December 31, 2009.

Commitment Fees

The Company will be required to pay an anniversary fee on December 31, 2010 of $0.03 million to a bank associated with the Company’s $5 million revolving line of credit and $3 million term loan. The Company may also be required to pay a fee of 2% per annum for any letters of credit issued by the bank and annual collateral monitoring fees of $0.02 million, payable monthly depending on whether certain covenants are met.

10. Other Long-term Liabilities

Other long-term liabilities consist of the following as of December 31:

	2009	2008
	(Dollars in thousands)
Interest rate swap	$555	$923
Preferred stock warrant liability (note 12)	120	—
Asset retirement obligation	1,015	957
	$1,690	$1,880

Interest Rate Swap

The Company assumed in its acquisition of NEC-EPS an interest rate swap designated as a cash flow hedge of the floating rate interest payments on long-term debt. The Company applies cash flow hedge accounting for the interest rate swap agreements in accordance with ASC 815-20, Accounting for Derivative

Energy and Power Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

10. Other Long-term Liabilities  – (continued)

Instruments and Hedging Activities. Accordingly, the derivatives are recorded at fair value as assets or liabilities and the effective portion of changes in the fair value of the derivative, as measured quarterly, are reported in other comprehensive income. The change in fair value related to the derivatives included in other comprehensive income (loss) for the year ended December 31, 2009 and 2008 was $0.4 million and $(0.7 million), respectively. Based on the swap’s expiration dates, the total $0.3 million recorded in accumulated other comprehensive income at December 31, 2009 will not be recorded as interest expense over the next twelve months. The fixed rates and the related expiration dates of the outstanding swap agreement is as follows (dollars in thousands):

Notional Amount	Fixed Rate	Expiration Date
Up to $8,027	6.97%	July 2017

Asset Retirement Obligations

The Company’s asset retirement obligations primarily relate to decommissioning of distributed generation equipment located at customer sites upon contract termination. Activity associated with asset retirement obligations are as follows as of December 31:

	2009	2008	2007
	(Dollars in thousands)
Balance, beginning of year	$957	$94	$88
Additions	—	831	—
Accretion	58	32	6
Balance, end of year	$1,015	$957	$94

11. Commitments and Contingencies

Office Leases

The Company leases its office facilities under non-cancelable operating leases, which expire in 2010. Certain of the leases contain renewal options and require payments for additional expenses such as taxes, maintenance, and utilities.

Future minimum lease payments for operating leases with non-cancelable terms of more than one year are as follows:

Year ending December 31	Amount
(Dollars in thousands)
2010	$376
2011	3
2012	—
2013	—
2014	—
Thereafter	—
$379

Rent expense was $0.4 million, $0.2 million, and $0.1 million during the years ended December 31, 2009, 2008 and 2007, respectively.

Legal

From time to time, the Company is subject to various legal proceedings that arise from the normal course of business activities. In addition, from time to time, third parties may assert intellectual property infringement

Energy and Power Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

11. Commitments and Contingencies  – (continued)

claims against the Company in the form of letters and other forms of communication. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the Company’s results of operations, prospects, cash flows, financial position and brand.

On August 29, 2008, Power Management Engineering, LLC filed a complaint in the Superior Court of the State of California, County of San Bernardino, San Bernardino District, Case No. CIVRS 808649, against the Company, certain members of the Company’s management and Bluepoint Energy, a Utah corporation, styled as Power Management Engineering, LLC v. Energy and Power Solutions, Inc., et al. The first amended complaint in this matter was filed on May 22, 2009. The first amended complaint alleges breach of contract, breach of express warranty, breach of implied warranty, fraud, negligent misrepresentation and negligence concerning the installation of an energy CHP system. Among other things, the lawsuit seeks contract damages, damages for breach of warranty, tort damages and damages for negligence in an aggregate amount of not less than $4.5 million, payment of attorney fees and costs, and punitive damages. Although the outcome of this lawsuit cannot be determined with certainty, the Company’s management does not believe the complaint has any merit and intends to vigorously defend the Company against the claims contained in the complaint.

Although the Company cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against it, the Company does not believe that any currently pending legal proceeding or proceedings to which it is a party or of which any of its property is subject will have a material adverse effect on the Company’s business, results of operations, cash flows or financial condition.

12. Redeemable Preferred Stock and Stockholders’ Equity (Deficit)

Redeemable Preferred Stock

On November 30, 2007, the Company issued 4,652,632 shares of Series A Convertible Preferred Stock at a price of $4.29864 per share for cash proceeds of $20 million, net of $1.0 million in issuance costs. On April 17, 2009, the Company issued 17,741,064 shares of Series B Convertible Preferred Stock at a price of $1.72 per share for cash proceeds of $30 million, net of $0.2 million in issuance costs. On March 20, 2009, the holders of Series A Convertible Preferred Stock issued the Company $2 million of 8% convertible debt in the form of a bridge loan. The debt and accrued interest was converted into shares of Series B Convertible Preferred Stock as part of the April 17, 2009 issuance at an 80% discount to fair value. As a result, in 2009, the Company recorded a non-recurring $0.5 million charge to interest expense in the accompanying consolidated statement of operations.

The Company’s articles of incorporation, as amended, provide that a deemed liquidation is triggered if certain events occur. As of December 31, 2008 and 2007, these events were solely within the Company’s control. Accordingly, as of December 31, 2008 and 2007, the convertible preferred stock is classified within stockholders’ equity. As of December 31, 2009, these events were not solely within the Company’s control. Accordingly, as of December 31, 2009, the convertible preferred stock is classified within redeemable preferred stock.

The rights, preferences, and privileges of the Convertible Preferred Stock are as follows:

Dividends

The holders of the Convertible Preferred Stock are entitled to receive dividends at the per annum rate of 8% of the original issue price of each outstanding share of the Convertible Preferred Stock, payable in cash, if and when declared by the Board. The right to receive dividends on Convertible Preferred Stock is noncumulative. No cash dividends have been declared since inception. On April 17, 2009, in connection with the issuance of the Series B Convertible Preferred Stock, stock dividends in the form of 496,280 additional shares of Series A Convertible Preferred Stock were issued to holders of Series A Convertible Preferred Stock.

Energy and Power Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

12. Redeemable Preferred Stock and Stockholders’ Equity (Deficit)  – (continued)

Liquidation Preferences

Upon any liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, and before any payment shall be made to the holders of the common stock or any stock ranking on liquidation junior the holders of the shares of Convertible Preferred Stock shall be paid, pari passu, (in order of preference): (i) to holders of shares of Series B Convertible Preferred Stock, an amount equal to the original purchase price per share of the Series B Convertible Preferred Stock, plus, in the case of each share, an amount equal to dividends declared but unpaid thereon, (ii) to holders of shares of Series A Convertible Preferred Stock, an amount equal to the original purchase price per share of the Series A Convertible Preferred Stock, plus, in the case of each share, an amount equal to dividends declared but unpaid thereon. If the assets of the Company are insufficient to pay the full preferential amounts to the preferred stockholders, the assets will be distributed ratably among (in order of preference): (i) the holders of shares of the Series B Convertible Preferred Stock in proportion to their aggregate liquidation preference amounts until the full amounts payable have been made, (ii) to the extent funds remain available, the holders of shares of the Series A Convertible Preferred Stock in proportion to their aggregate liquidation preference amounts.

Voting Rights

The holders of the Convertible Preferred Stock were entitled to the number of votes equal to the number of common stock shares into which they are convertible. The Convertible Preferred Stockholders vote with the common stockholders as a single class, provided that a separate vote of each class was required in certain circumstances.

Conversion

At the option of the holder, each share of Convertible Preferred Stock is convertible into the Company’s common stock at the conversion price equal to the original issuance price or the equivalent price after adjustment for certain events defined in the Company’s Amended and Restated Articles of Incorporation. The above conversion prices are consistent with the redemption value of the related Convertible Preferred Stock. Accordingly, the Convertible Preferred Stock is convertible into common stock at a one-for-one basis.

Shares of the Convertible Preferred Stock will automatically convert to common stock upon the closing of an initial public offering of the Company’s common stock where the aggregate gross proceeds is at least $30 million

Redemption

The Convertible Preferred Stock does not have any redemption features other than in a deemed liquidation.

Common Stock

At December 31, 2009, the Company has authorized 53,000,000 shares of common stock. As of December 31, 2009, 4,238,644 shares were outstanding. At December 31, 2008, the Company has authorized 25,000,000 shares of common stock. As of December 31, 2008, 4,210,000 shares were outstanding. The holders of common stock are entitled to one vote per share.

As of December 31, 2009, an aggregate of 30,757,750 shares of common stock are reserved for future issuances, including 22,889,976 shares upon conversion of outstanding convertible preferred stock, 142,000 shares upon exercise of Series B Convertible Preferred Stock warrants and conversion of such convertible preferred stock to common stock, 398,432 shares upon exercise of common stock warrants and 7,327,342 shares upon exercise of stock options under the 2007 Stock Award Plan.

On November 30, 2007 the Company effected a 10,000-for-one split of the common stock upon conversion from an S-Corporation to a C-Corporation. All financial information in the financial statements presented reflects the impact of this split.

Energy and Power Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

12. Redeemable Preferred Stock and Stockholders’ Equity (Deficit)  – (continued)

Stock Warrants

As of December 31, 2009, the Company has the following warrants outstanding and exercisable:

	Warrants Outstanding and Exercisable at December 31, 2009
Exercise Price	Common Shares Issuable Under Warrants	Preferred Shares Issuable Under Warrants	Remaining Contractual Life (Years)	Grant Date Fair Value per Share
$ 0.3563	210,000	—	4.5	$0.2155
$ 1.7200	—	142,000	6.0	$0.8507
$ 4.2986	188,432	—	2.9	$0.2826
	398,432	142,000

The fair value of such warrants was estimated at the grant date using the Black Scholes option pricing model with the following assumptions:

	Assumptions
Exercise Price	Grant Date Fair Value per Share	Risk-Free Rate	Volatility	Dividend Rate
$0.3563	$0.2155	3.8%	70%	0%
$1.7200	$0.8507	1.4%	75%	0%
$4.2986	$0.2826	3.1%	52%	0%

In connection with the issuance of common stock in 2004 the Company issued warrants to purchase 210,000 shares of common stock. The warrants are immediately exercisable and have an estimated fair value on the date of grant of $0.05 million estimated using the Black-Scholes fair value option pricing model. The fair value resulted in $0.05 million recorded as an expense and an increase in paid-in capital in the year ended December 31, 2004.

In connection with the Series A Convertible Preferred Stock issuance, the Company issued warrants to purchase 188,432 shares of common stock. The warrants are immediately exercisable and have an estimated fair value on the date of grant of $0.05 million estimated using the Black-Scholes fair value option-pricing model. The fair value resulted in $0.05 million recorded as a reduction to Convertible Preferred Stock and an increase in paid-in capital in the year ended December 31, 2007.

In connection with the issuance of debt in 2009, the Company issued warrants to purchase 142,000 shares of convertible preferred stock. The warrants are immediately exercisable and have an estimated fair value on the date of grant of $0.1 million estimated using the Black-Scholes fair value option-pricing model. The fair value resulted in $0.1 million recorded as a decrease to long-term debt and an increase in other long-term liabilities in the year ended December 31, 2009. The convertible preferred stock liability will be marked to market value with the changes reported in earnings.

Stock Award Plan

As of December 31, 2009, the Company has one share-based compensation plan, which is described below. Total compensation expense associated with stock awards under the plan was $0.7 million, $0.05 million and $0 for the years ended December 31, 2009, 2008 and 2007, respectively. The Company did not grant any stock awards during the year ended December 31, 2007.

2007 Stock Award Plan

The 2007 Stock Award Plan (the “Stock Plan”), which is shareholder-approved, permits grants of incentive stock options and nonstatutory stock options to employees, including executive officers, and directors for up to 7,327,342 shares of common stock. On April 17, 2009, the number of shares of common stock authorized for issuance under the Stock Plan was increased from 591,132 shares to 7,327,342 shares. Options

Energy and Power Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

12. Redeemable Preferred Stock and Stockholders’ Equity (Deficit)  – (continued)

granted under the Stock Plan generally expire 10 years after grant and vest 25% after the first year of service and ratably each month over the remaining 36 month period based on continuous service with the Company.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions in the table below. Expected volatilities are based on historical volatility of publicly-traded comparables in the industry. The expected term is estimated via application of the simplified method set forth in SEC Staff Accounting Bulletin No. 107, Share-Based Payment, and historical information regarding employee attrition. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following table presents the weighted average assumptions used to estimate the fair values of the stock options granted:

	2009	2008
Expected volatility	75%	65%
Expected dividends	0%	0%
Expected term (years)	6.2	6.2
Risk-free interest rate	2.4%	3.3%

A summary of the Company’s stock option activity under the Stock Plan as of December 31, 2009 and 2008, and changes during the years then ended is presented below:

	2009		2008
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Options outstanding, beginning of year	360,022	$—	—	$—
Grants	6,614,816	0.85	398,022	2.14
Exercises	—	—	—	N/A
Cancellations/forfeitures	(40,000)	2.14	(38,000)	2.14
Options outstanding, end of year	6,934,838	0.91	360,022	2.14
Options exercisable at end of year	121,026	2.14	—	2.14

Options available for future grant	392,504		231,110

The weighted average grant-date fair value of options granted during the years ended December 31, 2009 and 2008 was $0.57 and $1.31, respectively. The weighted average grant-date fair value of common shares during the year ended December 31, 2009 and 2008 was $1.19 and $2.10, respectively.

During the years ended December 31, 2009, 2008 and 2007, the Company recognized $0.7 million, $0.05 million, and $0 of stock compensation cost arising from option grants under the Stock Plan. As of December 31, 2009, there was $3.2 million of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Stock Plan. That cost is expected to be recognized over the weighted average remaining period of 3.3 years.

13. Related Party Transactions

NEC-EPS Holdings, LLC

In 2005, the Company entered into several construction and service contracts with NEC-EPS Holdings, LLC and subsidiaries related to distributed generation equipment to be built, owned, and operated adjacent to three manufacturing facilities of a customer of the Company for approximately $8.2 million.

Energy and Power Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

13. Related Party Transactions  – (continued)

In July 2008, the Company acquired 100% of the joint venture. Before the acquisition, the Company recognized revenues of $0.3 million, $1.7 million and $4.0 million from the joint venture during the six months ended June 30, 2008 and the years ended December 31, 2007 and 2006, respectively.

14. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2009 and 2008, respectively, are presented below:

	2009	2008
	(Dollars in thousands)
Deferred tax assets:
Net operating loss carryforwards – federal	$9,673	$3,898
Net operating loss carryforwards – state	2,458	968
Reserves and accruals	381	326
Asset retirement obligation	427	379
Interest rate swap	133	289
State	41	37
Total deferred tax assets	13,113	5,897
Deferred tax liabilities:
Investment in affiliates	(325)	(323)
Reserves and accruals	(113)	(225)
Property, plant and equipment	(2,572)	(1,172)
Intangible assets	(57)	(20)
Goodwill	(43)	(14)
State	(31)	(34)
Other	(94)	(50)
Total deferred tax liabilities	(3,235)	(1,838)
Less valuation allowance	(9,921)	(4,073)
Net deferred tax asset (liability)	$(43)	$(14)

The Company changed its tax status from an S-Corporation to a C-Corporation and as a result, the Company is taxed as a C-Corporation effective December 1, 2007. As a result of the change in tax status, the Company recorded a deferred tax liability of $0.5 million for the year ended December 31, 2007 with an offset to the provision for income taxes (income tax benefit).

The valuation allowance for deferred tax assets increased by $5.8 million and $4.1 million during the years ended December 31, 2009 and 2008, respectively. The increases in the allowance offsets the benefits generated from net operating losses and temporary differences in 2009 and 2008. In assessing the realizability of deferred tax assets, management considers whether it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers taxable income in carryback years, the scheduled reversal of deferred tax liabilities, tax planning strategies, and projected future taxable income in making this assessment. As of December 31, 2009 and 2008, due to uncertainties surrounding the realization of the federal and state net operating losses, the Company has a full valuation allowance against the gross deferred tax assets.

As of December 31, 2009, the Company has federal and state net operating loss carryforwards of $28.4 million and $28.4 million, respectively, to offset future taxable income, which expire through 2029.

Energy and Power Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

14. Income Taxes  – (continued)

California has suspended the use of net operating losses for 2008 and 2009. Utilization of net operating loss carryforwards, credit carryforwards, and certain deductions may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The tax benefits related to future utilization of federal and state net operating loss carryforwards, credit carryforwards, and other deferred tax assets may be limited or lost if cumulative changes in ownership exceeds 50% within any three-year period.

The components of the provision (benefit) for income taxes for the years ended December 31, 2009, 2008 and 2007 consist of the following:

	2009	2008	2007
	(Dollars in thousands)
Current:
Federal	$—	$—	$—
State	25	2	3
Total current	25	2	3
Deferred:
Federal	22	(345)	356
State	6	(98)	101
Total deferred	28	(443)	457
Total provision (benefit)	$53	$(441)	$460

A reconciliation of the U.S. federal statutory rate to the Company’s effective rate is as follows for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Federal income tax at the statutory rate	(34.0)%	(34.0)%	(34.0)%
Permanent differences	1.9	0.3	0.9
State taxes, net of federal effect	0.1	(0.6)	108.2
Change in valuation allowance	32.1	29.9	—
Change in tax status	—	—	648.3
Other, net	0.1	0.1	—
	0.2%	(4.3)%	723.4%

Effective December 1, 2007, the Company changed its tax status from an S-Corporation to a C-Corporation. The rate reconciliation only includes one month of activity for 2007. The pre-tax book loss for the one month ended December 31, 2007 is $0.06 million.

Uncertain Tax Positions

The Company is subject to income taxes in the United States. Significant judgment is required in evaluating uncertain tax positions and determining a provision for income taxes. Effective January 1, 2009, the Company adopted the new accounting principles as required by FASB Accounting Standards Codification Topic 740, Income Taxes as it relates to accounting for uncertainties in income taxes (“ASC Topic 740”). Under this pronouncement, the Company recognizes the financial statement benefit of a tax position only after determining that a position would more likely than not be sustained based upon its technical merit if challenged by the relevant taxing authority and taken by management to the court of the last resort. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon settlement with the relevant tax authority. There were no unrecognized tax benefits as of the date of adoption. As a result

Energy and Power Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

14. Income Taxes  – (continued)

of the implementation of ASC Topic 740, the Company did not recognize an increase in the liability for unrecognized tax benefits. There are no unrecognized tax benefits included in the consolidated balance sheet as of December 31, 2009 that would, if recognized, affect the effective tax rate.

The Company’s policy is to recognize both interest and penalties related to unrecognized tax benefits in income tax expense. Interest and penalties on unrecognized tax benefits expected to result in payment of cash within one year are classified as accrued liabilities, while those expected beyond one year are classified as other liabilities. The Company has not recorded any interest and penalties since its inception.

The Company files income tax returns in the U.S. federal tax jurisdiction and various state tax jurisdictions. The tax years for 2007 to 2009 remain open for federal and state tax jurisdictions. The Company is currently not under examination by any other tax jurisdictions for any tax years.

15. Fair Value Measurements

Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short maturities. The carrying amount of the Company’s line of credit and long-term debt approximate fair value based on the current rates offered to the Company for debt of the same remaining maturities.

Financial assets and liabilities subject to fair value measurement on a recurring basis under FASB Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”) as of December 31, 2009 are as follows:

	Fair Value Measurements at December 31, 2009
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)
Interest rate swap	$555	$—	$555	$—
	$555	$—	$555	$—

Inputs used to develop fair value measurements on the interest rate swap include the projected cash flows over the life of the swap and were obtained from the lender. The Company calculates derivative liability in accordance with ASC Topic 815, Derivatives and Hedging.

Non-Financial Assets and Liabilities

As of December 31, 2009, the Company has not applied all of the provisions of ASC Topic 820 to the following nonfinancial assets and liabilities acquired and recorded prior to 2009 that would otherwise be subject to fair value measurement on a non-recurring basis due to the election of the partial deferral allowed for under FSP FAS 157-2, Effective Date of FASB Statement No. 157 (FSP FAS 157-2):

	Fair Value Measurements at December 31, 2009
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)
Intangible assets	$619	$—	$—	$619
Goodwill	1,072	—	—	1,072
Asset retirement obligations	(1,015)	—	—	(1,015)
	$676	$—	$—	$676

Energy and Power Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

16. Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. Cash in banks are in excess of the FDIC insurance limit. The Company’s primary customers are industrial customers. Consequently, the Company’s accounts receivable are concentrated within that sector. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains allowances to cover potential or anticipated losses for uncollectible amounts.

At December 31, 2009 and 2008, the Company had receivables from customer A of approximately 74% and 35%, respectively. At December 31, 2009 and 2008, the Company had receivables from customer B of approximately 5% and 53%, respectively.

17. Segment Reporting

The Company reports segment information based on internal reporting provided to the Chief Operating Decision Makers to make decisions, assess performance, and allocate resources among operating segments. Operating segments are organized based on type of solution provided to the customer. The Company has three operating segments: xChange Point, Energy Projects and Asset Operations.

•	xChange Point. The xChange Point segment was commercialized in the second half of 2009 to sell the Company’s energy analyst services to customers on an enterprise-wide basis under long-term contracts via the Company’s comprehensive energy monitoring, analysis, and management system.
•	Energy Projects. The Energy Projects segment provides energy engineering, procurement, construction, energy efficiency audits and controls implementation services to customers.
•	Asset Operations. The Asset Operations segment sells electrical and thermal power to customers, and operates, maintains cogeneration plants for customers, typically under long-term contracts.

Energy and Power Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

17. Segment Reporting  – (continued)

The Company evaluates performance of operating segments based on revenue, gross profit (loss), and operating income (loss). The Company does not allocate corporate operating expenses, interest expense, interest income, other income (expense), including amortization and other non-cash charges, to its operating segments. Summary information by operating segment and a reconciliation to consolidated amounts as of and for the three years ended December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
	(Dollars in thousands)
xChange Point
Revenue	$227	$—	$—
Gross loss	(122)	—	—
Operating loss	(1,959)	—	—
Depreciation	404	—	—
Assets	12,659	1,047	—
Energy Projects
Revenue	$6,932	$14,110	$5,569
Gross profit	923	822	1,341
Operating income	360	822	1,342
Depreciation	40	—	—
Assets	7,939	3,623	20,398
Asset Operations
Revenue	$4,865	$3,254	$1,000
Gross loss	(25)	(1,208)	(118)
Operating loss	(1,113)	(1,495)	(355)
Depreciation	1,193	567	97
Assets	17,511	17,641	1,237
Corporate
Revenue	$—	$—	$—
Gross loss	(24)	—	—
Operating loss	(10,962)	(9,335)	(1,661)
Depreciation	95	132	7
Assets	3,858	3,048	—
Total Consolidated
Revenue	$12,024	$17,364	$6,569
Gross profit (loss)	752	(386)	1,223
Operating loss	(13,674)	(10,008)	(674)
Depreciation	1,732	699	104
Assets	41,967	25,359	21,635

Energy and Power Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

17. Segment Reporting  – (continued)

Revenues with individual customers representing greater than 10% of total revenues were as follows for the years ended December 31:

	2009	2008	2007
Customer A	69%	22%	30%
Customer B	*	69%	*
Customer C	—	*	12%
Total	69%	91%	42%

*	Represents less than 10% of total revenues for the year.

Revenues from Customer A presented above included the xChange Point, Energy Projects and Asset Operations operating segments. Revenues presented above from Customer B and C included the Energy Projects operating segment.

Schedule II

Valuation and Qualifying Accounts

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
	(Dollars in thousands)
Year ended December 31, 2007
Allowance for doubtful accounts	$40	$194	$(78)	$156
Valuation allowance on net deferred tax assets	—	—	—	—
	$40	$194	$(78)	$156
Year ended December 31, 2008
Allowance for doubtful accounts	$156	$214	$(85)	$285
Valuation allowance on net deferred tax assets	—	4,073	—	4,073
	$156	$4,287	$(85)	$4,358
Year ended December 31, 2009
Allowance for doubtful accounts	$285	$—	$(75)	$210
Valuation allowance on net deferred tax assets	4,073	5,847	—	9,920
	$4,358	$5,847	$(75)	$10,130

Independent Auditor's Report

To the Members
NEC–EPS Holding, LLC and Subsidiaries:

We have audited the accompanying consolidated balance sheets of NEC–EPS Holding, LLC and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in members' capital and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the consolidated financial position of NEC–EPS Holding, LLC and Subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

April 29, 2008

NEC-EPS Holding, LLC and Subsidiaries

Consolidated Balance Sheets
December 31, 2007 and 2006

	2007	2006
Assets
Current assets:
Cash	$411,914	326,657
Accounts receivable, trade	606,465	321,475
Prepaid insurance and expenses	25,710	37,710
Total current assets	1,044,089	685,842
Property and equipment:
Cogeneration energy facilities	11,518,073	10,210,809
Accumulated depreciation	(30,400)	—
Property and equipment, net	11,487,673	10,210,809
Intangible assets, net:
Restricted cash	485,000	430,000
Cogen energy purchase agreements	27,714	27,714
Long-term maintenance agreements	19,725	19,725
Deferred financing costs	112,818	112,818
Security deposits	20,000	20,000
Intangible assets, net	665,257	610,257
	$13,197,019	11,506,908
Liabilities and Members' Equity
Current liabilities:
Current installments of long-term debt	$592,031	6,642,557
Accounts payable, trade	151,754	—
Accrued construction costs payable	667,531	1,045,846
Accrued retainage payable	296,547	586,800
Total current liabilities	1,707,863	8,275,203
Long-term debt, excluding current installments	7,454,396	—
Members' equity:
Members' capital	4,293,760	3,231,705
Accumulated other comprehensive loss	(259,000)	—
Total members' equity	4,034,760	3,231,705
Commitments (Notes 4, 5 and 7)	$13,197,019	11,506,908

See accompanying notes to financial statements.

NEC-EPS Holding, LLC and Subsidiaries

Consolidated Statements of Operations
For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenues:
Electricity	$91,556	—
Thermal energy	21,379	—
Total revenues	112,935	—
Cost of revenues:
Natural gas	110,287	—
Gas delivery	50,225	—
Operating labor	5,500	—
Insurance	3,770	—
Depreciation	30,400	—
Management fees	6,500	—
Supplies	1,500	—
Total cost of revenues	208,182	—
Gross operating profit (loss)	(95,247)	—
General and administrative expenses:
Accounting, legal and miscellaneous administrative expenses	4,675	—
Organizational and start-up expenses	—	7,253
Total operating expenses	4,675	7,253
Net income (loss) from operations	(99,922)	(7,253)
Interest income (expense), net	(30,087)	18,708
Net income (loss)	$(130,009)	11,455

See accompanying notes to financial statements.

NEC-EPS Holding, LLC and Subsidiaries

Consolidated Statements of Changes in Members' Equity and Comprehensive Income (Loss)
For the Years Ended December 31, 2007 and 2006

	2007	2006
Members capital:
Members' capital, beginning of year	$3,231,705	2,980,250
Capital contributions	1,192,064	240,000
Net income (loss)	(130,009)	11,455
Members' capital, end of year	4,293,760	3,231,705
Accumulated other comprehensive income (loss):
Balance, beginning of year	—	—
Net decrease in interest rate swap cash-flow derivitave	(259,000)	—
Balance, end of year	(259,000)	—
Total members' equity	$4,034,760	3,231,705
Comprehensive income (loss):
Net income (loss)	$(130,009)	11,455
Net decrease in interest rate swap cash-flow derivitave	(259,000)	—
Comprehensive income (loss)	$(389,009)	11,455

See accompanying notes to financial statements.

NEC-EPS Holding, LLC and Subsidiaries

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2007 and 2006

	2007	2006
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Interest received (paid), net	$(30,087)	18,708
Cash paid to vendors	(46,196)	(7,253)
Net cash provided (used) by operating activities	(76,283)	11,455
Cash flows from investing activities:
Payments for energy facility construction costs	(2,120,394)	(5,342,952)
Increase in restricted cash	(55,000)	(430,000)
Net cash provided (used) by investing activities	(2,175,394)	(5,772,952)
Cash flows from financing activities:
Cash contributions by members	1,192,064	240,000
Proceeds from construction note payable	1,384,335	5,653,921
Repayments of long-term debt	(239,465)	—
Deposits paid	—	(20,000)
Net cash provided (used) by financing activities	2,336,934	5,873,921
Net increase (decrease) in cash and cash equivalents	85,257	112,424
Cash and cash equivalents, beginning of year	326,657	214,233
Cash and cash equivalents, end of year	$411,914	326,657
Reconciliation of net income (loss) to net cash used by operating activities:
Net income (loss)	$(130,009)	11,455
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation	30,400	—
Changes in operating assets and liabilities:
Accounts receivable	(112,935)	—
Prepaid expenses	(770)	—
Accounts payable, trade	137,031	—
Net cash provided (used) by operating activities	$(76,283)	11,455
Supplemental cash flow information:
Interest paid and expensed	$31,666	—
Interest paid and capitalized	485,651	325,601
Total interest paid	$517,317	325,601

See accompanying notes to financial statements.

NEC-EPS Holding, LLC and Subsidiaries

Notes to Consolidating Financial Statements
December 31, 2007 and 2006

(1) Organization and Nature of Operations

NEC-EPS Holding, LLC (the “Company” or “NEC-EPS”) is a limited liability company formed on January 19, 2005, pursuant to the Delaware Uniform Limited Liability Company Act. The Company, through its three (3) wholly-owned subsidiaries, will produce and sell electric power generated at three natural gas-fired generation facilities that are all currently under construction. The following subsidiary companies are included in these financial statements:

COI Energy Center, LLC (“COI”) (formed January 19, 2005)

Franklin Energy Center, LLC (“Franklin”) (formed March 3, 2005)

Lynn Energy Center, LLC (“Lynn”) (formed March 3, 2005)

The COI facility is located in California, and the Franklin and Lynn facilities are located in Massachusetts. The development and construction of all three facilities commenced in late 2005. Both the COI and Franklin facilities were completed and deemed placed in service on or about December 1, 2007. The Lynn facility is scheduled to be completed and placed in service in the spring of 2008. The majority of each facility’s electrical output and related thermal energy will be sold to dairy manufacturing facilities, adjacent to the generation facilities, pursuant to long-term cogeneration energy purchase agreements (Note 7(a)). None of the dairy manufacturing facilities are related to the Company.

NEC DG II, LLC, a Delaware limited liability company, and Energy & Power Solutions, Inc., a California corporation, are the members of the Company, owning an 80% and 20% membership interest, respectively. Profits and losses, however, are subject to alternative allocations so as to provide a specified rate of return to the majority member’s capital contributions, as defined in the Member’s Agreement.

(2) Summary of Significant Accounting Policies

(a)	Cash and Cash Equivalents

Cash and cash equivalents include investments in repurchase agreements that have a maturity date of 30 days or less.

(b)	Revenue Recognition and Accounts Receivable

Power sales and thermal energy revenue are recorded in the period the electrical generation and thermal power is produced and delivered to each customer at the effective applicable contractual power sales rate per megawatt -hour. In addition, revenue from the facility's capacity availability, if any, is recorded in the period earned at contractual rates.

Accounts receivable are carried at cost (amount billed). On a periodic basis, the Company evaluates its accounts receivable and, if necessary, establishes an allowance for doubtful accounts based on an analysis of the credit condition of its debtors. As of December 31, 2007 and 2006, an allowance for doubtful accounts is not required.

(c)	Property, Equipment and Depreciation

Property and equipment, including capitalized betterments, are stated at cost. The cost of each facility includes direct and related indirect construction and development costs. Included in indirect costs are engineering fees, capitalized interest, insurance and property tax expenses, and consulting fees, as well as natural gas consumed during the testing and start up phase, net of revenues billed. Capitalized betterments are expenditures that enhance the expected future benefits of an existing depreciable asset by either expanding its utility or extending its useful life. Expenditures for maintenance and major repairs and replacements are charged to operations as incurred. The cost and related accumulated depreciation and amortization applicable to assets retired, sold or otherwise disposed of are eliminated from the respective accounts and any gain or loss on disposal is reflected in net earnings.

NEC-EPS Holding, LLC and Subsidiaries

Notes to Consolidating Financial Statements
December 31, 2007 and 2006

(2) Summary of Significant Accounting Policies  – (continued)

Depreciation and amortization is being provided using the straight -line method commencing on the date each facility is placed in service, over each asset’s estimated useful life as follows:

Years
Electrical and mechanical equipment	7 – 25
Turbines and related equipment	7 – 25
Building and related components	25
Office and maintenance equipment	3 – 10
(d)	Long-Lived Assets

The Company periodically reviews the propriety of carrying amounts of its long-lived and intangible assets as well as the depreciation and amortization periods to determine whether the current events and circumstances warrant adjustments to carrying value or estimated useful lives. At each balance sheet date, management evaluates whether there has been a permanent impairment in the value of such assets by assessing the carrying value against anticipated future operating results. Factors which management considers in performing the assessment include past and projected operating results, trends and prospects. Management has concluded that an impairment loss was not required as of December 31, 2007 and 2006.

(e)	Income Taxes

The Company has elected to be taxed as a partnership. Pursuant to Section 701 of the Internal Revenue Code, the income, expenses, gains and losses of a partnership are reported by and taxed directly to the partners of the partnership. Accordingly, no provision for Federal income taxes, or for Massachusetts and California state income taxes has been reported in the accompanying financial statements.

(f)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

(3) Intangible Assets and Deferred Charges

The following is a summary of the original cost of intangible assets and deferred charges as of December 31, 2007 and 2006:

Description	Cost	Amortization Period
Cogeneration energy purchase agreements	$27,714	Terms of respective energy purchase contracts
Long-term preventive maintenance agreements	19,725	10 year term of respective agreements
Deferred financing costs	112,818	10 year term of loan
Total	$160,257

NEC-EPS Holding, LLC and Subsidiaries

Notes to Consolidating Financial Statements
December 31, 2007 and 2006

(4) Construction and Term Note Payable

The following is a summary of the Company’s term note payable (formerly a construction payable on demand) to the bank at December 31, 2007 and 2006:

	2007	2006
Term note payable to the bank (payable on demand at December 31, 2006) of up to a maximum of $8,027,000; interest only was payable monthly through July 2007; monthly principal repayments commenced in August 2007 and continue in increasing amounts through July 2017, together with interest at 2% over the LIBOR Rate, as defined (6.80% at December 31, 2007); secured by substantially all tangible and intangible assets of the Company	$7,787,427	6,642,557
Interest rate swap derivative obligation, at fair value (see Note 5)	259,000	—
Total long-term debt	8,046,427	6,642,557
Current installments of long-term debt	(592,031)	(6,642,557)
Long-term debt, excluding current installments	$7,454,396	—

The above term note with the bank is subject to various terms and conditions pursuant to a loan agreement dated April 15, 2005, as amended. On July 28, 2007, the demand construction note converted to a ten-year term note. Monthly principal payments in the initial amount of $47,893 commenced in August 2007; the monthly principal payments will increase annually thereafter up to a maximum of $89,761, commencing in July 2016.

The Company is required to meet certain financial covenants throughout the term of the loan agreement including maintaining a minimum liquidity of $350,000 and a fixed charge coverage ratio of 1.3 to 1, as defined. The loan agreement also requires the Company to maintain minimum insurance coverage levels and limits the incurrence of additional debt and changes in management, among other provisions.

Annual principal payments for each of the next five years as of December 31, 2007, are scheduled as follows:

Year	Amount
2008	$592,031
2009	634,882
2010	680,721
2011	729,933
2012	782,701
Total	$3,420,268

(5) Interest Rate Swap Derivative

The Company entered into an interest rate swap agreement dated April 19, 2005, as amended on September 25, 2007 (the “swap agreement”). This is the Company’s only derivative transaction, designated as a cash flow hedge, to manage its exposure to fluctuating interest rates governing its variable rate term note payable (see Note 4). Pursuant to this swap agreement, the Company agreed to exchange, on a monthly basis, the difference between specified fixed and floating rate interest amounts calculated on an agreed-upon notional amount with its commercial bank (the other counterparty).

NEC-EPS Holding, LLC and Subsidiaries

Notes to Consolidating Financial Statements
December 31, 2007 and 2006

(5) Interest Rate Swap Derivative  – (continued)

The notional amount outstanding at December 31, 2007 is $7,787,427, equal to the maximum available to the Company under its construction and term loan agreement. The swap agreement began May 28, 2007, and will be fully amortized on July 28, 2017. The notional amount is scheduled to mature in the same monthly amounts as the term loan.

The Company’s fixed interest payment rate for the life of the agreement is 6.97%. As of December 31, 2007, the variable interest receive rate was approximately 6.85%. As of December 31, 2007, the fair value of this interest rate swap derivative amounted to a negative $259,000 balance, which has been recorded as a long-term liability on the accompanying balance sheet, and a corresponding charge to accumulated other comprehensive loss within Members’ Equity. The fair value of this derivative approximates the pre-tax amount that the Company would be required to pay if the entire derivative contract had been fully settled at year-end.

(6) Concentrations of Credit Risk and Fair Value of Financial Instruments

(a)	Concentrations of Credit Risk

The Company will provide credit in the normal course of business to its customers. Each customer is contractually obligated to pay for its power sales purchases under its cogeneration energy purchase agreements (see Note 7).

The Company maintains its cash and cash equivalents (repurchase agreements) in one financial institution. The Company’s bank account is insured by the Federal Deposit Insurance Corporation up to the $100,000 maximum amount. The Company has not experienced any losses regarding its cash activities and the Company’s management regularly reviews the viability of its financial institutions.

(b) Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable and accrued liabilities approximates fair value because of the short-term maturities of these assets and liabilities.

The aggregate fair value of the note payable to the bank also approximates its carrying amount because the interest rate reflects market conditions.

(7) Commitments and Contingent Liabilities

(a)	Cogeneration Energy Purchase Agreements

Each subsidiary/facility has entered into separate ten-year cogeneration energy purchase and sales agreements (the “cogen agreements”) with the owner of a dairy manufacturing facility adjacent to each energy facility, whereby the Company will sell the majority of its electrical and thermal energy output to the dairy manufacturer at specified rates per kilowatt hour produced. The same unrelated third party owns all three dairy manufacturing plants. Pursuant to the cogen agreements, each site’s sales price per kilowatt hour of energy produced and sold ranges between 88% and 90% (depending on the site) of the rate that the dairy manufacturer would be required to pay if it purchased the same power from the local utility, subject to adjustments as defined. The cogen agreements also set certain minimum purchase prices per kilowatt.

The Company is required to provide a $150,000 letter of credit to the dairy manufacturer as security for the Company’s performance under the cogeneration agreements, as defined. The letter of credit will cover all three facilities.

(b)	Long-Term Maintenance Service Agreements

The Company has entered into three similar ten-year maintenance service agreements with an unrelated party (the “Contractor”), whereby the Contractor has agreed to perform certain scheduled, unscheduled and corrective maintenance activities for each facility, as defined. First year fees for these services are payable at a

NEC-EPS Holding, LLC and Subsidiaries

Notes to Consolidating Financial Statements
December 31, 2007 and 2006

(7) Commitments and Contingent Liabilities  – (continued)

rate between $32.00 and $32.75 per operating hour, or approximately $250,000 annually (assuming the plant operates at least 87% of capacity). The service fees escalate annually based on the GDP Deflator Index. The service agreements require the Contractor to maintain specified levels of insurance. The Contractor has provided a $375,000 letter of credit on behalf of NEC-EPS as security for its performance under this agreement.

(c)	Management Services Agreements

Each facility has entered into a one-year management services agreement with Energy and Power Solutions, Inc. (“EPS”), a member of the Company, whereby EPS has agreed to perform certain day-to-day operations and general management services for each facility. These services include billing and purchasing, customer management, regulatory administration and supervision of the maintenance contractor. Fees for these services are $4,000 per month for COI and $2,500 per month for Franklin and Lynn, respectively, commencing on the date the facility is commercially operational, as defined. The management agreements require the Company to maintain specified levels of insurance.

(d)	Asset Management Agreements

Each facility has entered into a one-year management services agreement with NEC DG II, LLC (“NEC-DG”), the majority member of the Company, whereby NEC-DG has agreed to perform certain day-to-day general and financial management services for each subsidiary. These services include compliance management with the Company’s primary bank, scheduling and managing the timely completion of annual tax and accounting reports and related filings, and maintaining a complete set of financial books and records. Fees for these services will be $2,500 per month, commencing on the date the facility is commercially operational. The asset management agreements require the Company to maintain specified levels of insurance.

(e)	Outstanding Letters of Credit

The Company is contingently obligated under the following letters of credit as of December 31, 2007:

i.	$235,000 letter of credit issued to the local natural gas utility/supplier for the California facility;
ii.	$250,000 letter of credit issued to the local natural gas utility/supplier for the Franklin facility.
(f)	Construction Costs Under Contract

As of December 31, 2007, the Company is committed to approximately $278,000 of uncompleted construction costs under contract.

(8) Related Party Transactions

The Company has entered into the following transactions with its Members:

(a)	Three separate “Engineer, Procure and Construct Agreements” with EPS to design and build all three facilities for an aggregate fee of approximately $8,271,000 (including approved change orders), of which approximately $7,993,000 has been completed and recorded as of December 31, 2007.
(b)	The Management Services Agreements with EPS (Note 7(c) above) and the Asset Management Agreements with NEC-DG (Note 7(d) above).
(c)	NEC-DG, EPS and the Company make payments on behalf of each other which are reimbursed at a later date. Additionally, certain common charges such as insurance, which is under one policy, are allocated among the entities.

NEC-EPS Holding, LLC and Subsidiaries

Notes to Consolidating Financial Statements
December 31, 2007 and 2006

(9) Other Information

The scheduled completion of the construction of all three facilities has been delayed by approximately 18 to 24 months because of various technical and other matters. The California facility was operated from May through September of 2006, and from April through November of 2007, at which point the Company accepted title to the facility from the contractor. Similarly, the Franklin facility produced power from March through November of 2007, and then the Company accepted title. All revenues and related natural gas and other operating expenses incurred during these “start up” periods have been capitalized and included in the costs to build each facility. The Lynn facility commenced start up operations in late 2007, and is expected to be commercially operating in May, 2008.

Each construction contract with EPS contains liquidating damages provisions for construction delays and failure to meet production targets. Both NEC-DG and EPS, as owners, and EPS, as the prime construction contractor, have been engaged in negotiations to resolve all technical and financial construction issues. The Company has also timely notified its lending bank of all material construction and operating-related matters.

(10) Subsequent Event

The Company has secured an additional $763,000 of long-term debt financing with its primary commercial bank. The loan is scheduled to close in May, 2008, and will be payable in monthly installments through July, 2017.

Independent Auditor’s Report on Consolidating Information

To the Members
NEC-EPS Holding, LLC and Subsidiaries:

Our report on our audit of the consolidated financial statements of NEC–EPS Holding, LLC and Subsidiaries as of and for the years ended December 31, 2007 and 2006, appears on page F-30. That audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information on pages F-42 through F-49 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies. The consolidating information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

April 29, 2008

NEC-EPS Holding, LLC and Subsidiaries

Consolidating Balance Sheet
December 31, 2007

	NEC-EPS Holding, LLC	COI Energy Center, LLC	Franklin Energy Center, LLC	Lynn Energy Center, LLC	Eliminations	Consolidated
Assets
Current assets:
Cash	$411,914	—	—		—	411,914
Accounts receivable, trade	—	247,856	198,045	160,564	—	606,465
Prepaid insurance and expenses	—	25,710	—	—	—	25,710
Total current assets	411,914	273,566	198,045	160,564	—	1,044,089
Property and equipment:
Cogeneration energy facilities	—	4,392,885	3,707,015	3,418,173	—	11,518,073
Accumulated depreciation	—	(16,500)	(13,900)	—	—	(30,400)
Property and equipment, net	—	4,376,385	3,693,115	3,418,173	—	11,487,673
Intangible assets, net:
Restricted cash	485,000	—	—	—	—	485,000
Cogen energy purchase agreements	—	9,238	9,238	9,238	—	27,714
Long-term maintenance agreements	—	6,575	6,575	6,575	—	19,725
Deferred financing costs	—	37,606	37,606	37,606	—	112,818
Security deposits	—	20,000	—	—	—	20,000
Investment in COI Energy Ctr, LLC	4,458,929	—	—	—	(4,458,929)	—
Investment in Franklin Energy Ctr, LLC	3,568,792	—	—	—	(3,568,792)	—
Investment in Lynn Energy Ctr, LLC	3,171,275	—	—	—	(3,171,275)	—
Intangible assets, net	11,683,996	73,419	53,419	53,419	(11,198,996)	665,257
	$12,095,910	4,723,370	3,944,579	3,632,156	(11,198,996)	13,197,019
Liabilities and Members' Equity
Current liabilities:
Current installments of long-term debt	$592,031	—	—	—	—	592,031
Accounts payable, trade	14,723	81,876	55,155	—	—	151,754
Accrued construction costs payable	—	182,565	310,623	174,343	—	667,531
Accrued retainage payable	—	—	10,009	286,538	—	296,547
Total current liabilities	606,754	264,441	375,787	460,881	—	1,707,863
Long-term debt, excluding current installments	7,454,396	—	—	—	—	7,454,396
Members' equity	4,034,760	4,458,929	3,568,792	3,171,275	(11,198,996)	4,034,760
Commitments (Notes 4, 5 and 7)	$12,095,910	4,723,370	3,944,579	3,632,156	(11,198,996)	13,197,019

See accompanying notes to financial statements.

NEC-EPS Holding, LLC and Subsidiaries

Consolidating Statement of Operations
For the Year Ended December 31, 2007

	NEC-EPS Holding, LLC	COI Energy Center, LLC	Franklin Energy Center, LLC	Lynn Energy Center, LLC	Eliminations	Consolidated
Revenues:
Electricity	$—	80,006	11,550	—	—	91,556
Thermal energy	—	16,546	4,833	—	—	21,379
Total revenues	—	96,552	16,383	—	—	112,935
Cost of revenues:
Natural gas	—	69,285	41,002	—	—	110,287
Gas delivery	—	8,572	41,653	—	—	50,225
Operating labor	—	3,000	2,500	—	—	5,500
Insurance	—	3,000	770	—	—	3,770
Depreciation	—	16,500	13,900	—	—	30,400
Management fees	—	4,000	2,500	—	—	6,500
Supplies	—	1,500	—	—	—	1,500
Total cost of revenues	—	105,857	102,325	—	—	208,182
Gross operating profit (loss)	—	(9,305)	(85,942)	—	—	(95,247)
General and administrative expenses:
Accounting, legal and miscellaneous administrative expenses	2,438	1,952	285	—	—	4,675
Total operating expenses	2,438	1,952	285	—	—	4,675
Net income (loss) from operations	(2,438)	(11,257)	(86,227)	—	—	(99,922)
Equity income (loss) from subsidiaries	(129,150)	—	—	—	129,150	—
Interest income (expense), net	1,579	(17,820)	(13,846)	—	—	(30,087)
Net income (loss)	$(130,009)	(29,077)	(100,073)	—	129,150	(130,009)

See accompanying notes to financial statements.

NEC-EPS Holding, LLC and Subsidiaries

Consolidated Statements of Changes in Members' Equity and Comprehensive Income (Loss)
For the Year Ended December 31, 2007

	NEC-EPS Holding, LLC	COI Energy Center, LLC	Franklin Energy Center, LLC	Lynn Energy Center, LLC	Eliminations	Consolidated
Members' capital:
Members' capital, beginning of year	$3,231,705	3,841,063	2,984,240	2,345,654	(9,170,957)	3,231,705
Capital contributions	1,192,064	646,943	684,625	825,621	(2,157,189)	1,192,064
Net income (loss)	(130,009)	(29,077)	(100,073)	—	129,150	(130,009)
Members' capital, end of year	4,293,760	4,458,929	3,568,792	3,171,275	(11,198,996)	4,293,760
Accumulated other comprehensive income (loss):
Balance, beginning of year	—	—	—	—	—	—
Net decrease in interest rate swap derivative	(259,000)	—	—	—	—	(259,000)
Balance, end of year	(259,000)	—	—	—	—	(259,000)
Total members' equity	$4,034,760	4,458,929	3,568,792	3,171,275	(11,198,996)	4,034,760
Comprehensive income (loss):
Net income (loss)	$(130,009)	(29,077)	(100,073)	—	129,150	(130,009)
Net decrease in interest rate swap derivitave	(259,000)	—	—	—	—	(259,000)
Comprehensive income (loss)	$(389,009)	(29,077)	(100,073)	—	129,150	(389,009)

See accompanying notes to financial statements.

NEC-EPS Holding, LLC and Subsidiaries

Consolidating Statement of Cash Flows
For the Year Ended December 31, 2007

	NEC-EPS Holding, LLC	COI Energy Center, LLC	Franklin Energy Center, LLC	Lynn Energy Center, LLC	Eliminations	Consolidated
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Interest received (paid), net	$1,579	(17,820)	(13,846)	—	—	(30,087)
Cash paid to vendors	(2,438)	(10,203)	(33,555)	—	—	(46,196)
Net cash provided (used) by operating activities	(859)	(28,023)	(47,401)	—	—	(76,283)
Cash flows from investing activities:
Payments for energy facility construction costs	(38,629)	(618,920)	(637,224)	(825,621)	—	(2,120,394)
Increase in restricted cash	(55,000)	—	—	—	—	(55,000)
Investments in subsidiaries	(2,157,189)	—	—	—	2,157,189	—
Net cash provided (used) by investing activities	(2,250,818)	(618,920)	(637,224)	(825,621)	2,157,189	(2,175,394)
Cash flows from financing activities:
Cash contributions by members	1,192,064	646,943	684,625	825,621	(2,157,189)	1,192,064
Proceeds from construction note payable	1,384,335	—	—	—	—	1,384,335
Repayments of long-term debt	(239,465)	—	—	—	—	(239,465)
Net cash provided (used) by financing activities	2,336,934	646,943	684,625	825,621	(2,157,189)	2,336,934
Net increase (decrease) in cash & cash equivalents	85,257	—	—	—	—	85,257
Cash and cash equivalents, beginning of year	326,657	—	—	—	—	326,657
Cash and cash equivalents, end of year	$411,914	—	—	—	—	411,914
Reconciliation of net income (loss) to net cash used by operating activities:
Net income (loss)	$(130,009)	(29,077)	(100,073)	—	129,150	(130,009)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Equity loss in subsidiaries	129,150	—	—	—	(129,150)	—
Depreciation	—	16,500	13,900	—	—	30,400
Changes in operating assets and liabilities:
Accounts receivable	—	(96,552)	(16,383)	—	—	(112,935)
Prepaid expenses	—	(770)	—	—	—	(770)
Accounts payable, trade	—	81,876	55,155	—	—	137,031
Net cash provided (used) by operating activities	$(859)	(28,023)	(47,401)	—	—	(76,283)

See accompanying notes to financial statements.

NEC-EPS Holding, LLC and Subsidiaries

Consolidating Balance Sheet
December 31, 2006

	NEC-EPS Holding, LLC	COI Energy Center, LLC	Franklin Energy Center, LLC	Lynn Energy Center, LLC	Eliminations	Consolidated
Assets
Current assets:
Cash	$326,657	—	—		—	326,657
Accounts receivable, trade	—	321,475	—	—	—	321,475
Prepaid insurance and expenses	—	37,710	—	—	—	37,710
Total current assets	326,657	359,185	—	—	—	685,842
Cogeneration energy facilities under construction	—	3,780,252	3,303,463	3,127,094	—	10,210,809
Intangible assets, net:
Restricted cash	430,000	—	—	—	—	430,000
Cogen energy purchase agreements	—	9,238	9,238	9,238	—	27,714
Long-term maintenance agreements	—	6,575	6,575	6,575	—	19,725
Deferred financing costs	—	37,606	37,606	37,606	—	112,818
Security deposits	—	20,000	—	—	—	20,000
Investment in COI Energy Ctr, LLC	3,841,063	—	—	—	(3,841,063)	—
Investment in Franklin Energy Ctr, LLC	2,984,240	—	—	—	(2,984,240)	—
Investment in Lynn Energy Ctr, LLC	2,345,654	—	—	—	(2,345,654)	—
Intangible assets, net	9,600,957	73,419	53,419	53,419	(9,170,957)	610,257
	$9,927,614	4,212,856	3,356,882	3,180,513	(9,170,957)	11,506,908
Liabilities and Members' Equity
Current liabilities:
Demand note payable to bank	$6,642,557	—	—	—	—	6,642,557
Accrued construction costs payable	53,352	371,793	72,380	548,321	—	1,045,846
Accrued retainage payable	—	—	300,262	286,538	—	586,800
Total current liabilities	6,695,909	371,793	372,642	834,859	—	8,275,203
Members' equity	3,231,705	3,841,063	2,984,240	2,345,654	(9,170,957)	3,231,705
Commitments (Notes 4, 5 and 7)
	$9,927,614	4,212,856	3,356,882	3,180,513	(9,170,957)	11,506,908

See accompanying notes to financial statements.

NEC-EPS Holding, LLC and Subsidiaries

Consolidating Statement of Operations
For the Year Ended December 31, 2006

	NEC-EPS Holding, LLC	COI Energy Center, LLC	Franklin Energy Center, LLC	Lynn Energy Center, LLC	Eliminations	Consolidated
Revenues:
Interest income	$18,708	—	—	—	—	18,708
Total revenues	18,708	—	—	—	—	18,708
Operating expenses:
Organizational and start-up expenses (legal and consulting)	6,253	1,000	—	—	—	7,253
Total operating expenses	6,253	1,000	—	—	—	7,253
Net income (loss) from operations	12,455	(1,000)	—	—	—	11,455
Equity income (loss) from subsidiaries	(1,000)	—	—	—	1,000	—
Net income (loss)	$11,455	(1,000)	—	—	1,000	11,455

See accompanying notes to financial statements.

NEC-EPS Holding, LLC and Subsidiaries

Consolidated Statements of Changes in Members' Equity and Comprehensive Income (Loss)
For the Year Ended December 31, 2006

	NEC-EPS Holding, LLC	COI Energy Center, LLC	Franklin Energy Center, LLC	Lynn Energy Center, LLC	Eliminations	Consolidated
Members' capital:
Members' capital, beginning of year	$2,980,250	2,065,627	896,405	792,621	(3,754,653)	2,980,250
Capital contributions	240,000	1,776,436	2,087,835	1,553,033	(5,417,304)	240,000
Net income (loss)	11,455	(1,000)	—	—	1,000	11,455
Members' capital, end of year	3,231,705	3,841,063	2,984,240	2,345,654	(9,170,957)	3,231,705
Accumulated other comprehensive income (loss):
Balance, beginning of year	—	—	—	—	—	—
Net decrease in interest rate swap derivitave	—	—	—	—	—	—
Balance, end of year	—	—	—	—	—	—
Total members' equity	$3,231,705	3,841,063	2,984,240	2,345,654	(9,170,957)	3,231,705
Comprehensive income (loss):
Net income (loss)	$11,455	(1,000)	—	—	1,000	11,455
Net decrease in interest rate swap derivitave	—	—	—	—	—	—
Comprehensive income (loss)	$11,455	(1,000)	—	—	1,000	11,455

See accompanying notes to financial statements.

NEC-EPS Holding, LLC and Subsidiaries

Consolidating Statement of Cash Flows
For the Year Ended December 31, 2006

	NEC-EPS Holding, LLC	COI Energy Center, LLC	Franklin Energy Center, LLC	Lynn Energy Center, LLC	Eliminations	Consolidated
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Interest income received	$18,708	—	—	—	—	18,708
Cash paid to vendors	(6,253)	(1,000)	—	—	—	(7,253)
Net cash provided (used) by operating activities	12,455	(1,000)	—	—	—	11,455
Cash flows from investing activities:
Payments for energy facility construction costs	53,352	(1,755,436)	(2,087,835)	(1,553,033)	—	(5,342,952)
Increase in restricted cash	(430,000)	—	—	—	—	(430,000)
Investments in subsidiaries	(5,417,304)	—	—	—	5,417,304	—
Net cash provided (used) by investing activities	(5,793,952)	(1,755,436)	(2,087,835)	(1,553,033)	5,417,304	(5,772,952)
Cash flows from financing activities:
Cash contributions by members	240,000	1,776,436	2,087,835	1,553,033	(5,417,304)	240,000
Proceeds from construction note payable	5,653,921	—	—	—	—	5,653,921
Deposits paid	—	(20,000)	—	—	—	(20,000)
Net cash provided (used) by financing activities	5,893,921	1,756,436	2,087,835	1,553,033	(5,417,304)	5,873,921
Net increase (decrease) in cash & cash equivalents	112,424	—	—	—	—	112,424
Cash and cash equivalents, beginning of year	214,233	—	—	—	—	214,233
Cash and cash equivalents, end of year	$326,657	—	—	—	—	326,657
Reconciliation of net income (loss) to net cash used by operating activities:
Net income (loss)	$11,455	(1,000)	—	—	1,000	11,455
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Equity loss in subsidiaries	1,000	—	—	—	(1,000)	—
Total adjustments	1,000	—	—	—	(1,000)	—
Net cash provided (used) by operating activities	$12,455	(1,000)	—	—	—	11,455

See accompanying notes to financial statements.

Independent Auditor’s Report

To the Members
NEC-EPS Holding, LLC and Subsidiaries:

We have audited the accompanying consolidating balance sheets of NEC-EPS Holding, LLC and Subsidiaries as of December 31, 2005, and the related consolidating statements of operations, changes in members’ capital and cash flows for the period January 19, 2005 through December 31, 2005. These consolidating financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidating financial statements referred to above presents fairly, in all material respects, the consolidating financial position of NEC-EPS Holding, LLC and Subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the period January 19, 2005 through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

February 24, 2006

NEC-EPS Holding, LLC and Subsidiaries

Consolidating Balance Sheets
December 31, 2005

	NEC-EPS Holding, LLC	COI Energy Center, LLC	Franklin Energy Center, LLC	Lynn Energy Center, LLC	Eliminations	Consolidated
Assets
Current assets:
Cash	$214,233	—	—	—	—	214,233
Prepaid insurance and expenses	—	17,717	—	—	—	17,717
Total current assets	214,233	17,717	—	—	—	231,950
Cogeneration energy facilities under construction	—	2,395,686	1,058,608	774,326	—	4,228,620
Intangible assets, net:
Cogen energy purchase agreements	—	9,238	9,238	9,238	—	27,714
Long-term maintenance agreements	—	6,575	6,575	6,575	—	19,725
Deferred financing costs	—	37,606	37,606	37,606	—	112,818
Investment in COI Energy Ctr, LLC	2,065,627	—	—	—	(2,065,627)	—
Investment in Franklin Energy Ctr, LLC	896,405	—	—	—	(896,405)	—
Investment in Lynn Energy Ctr, LLC	792,621	—	—	—	(792,621)	—
Intangible assets, net	3,754,653	53,419	53,419	53,419	(3,754,653)	160,257
	$3,968,886	2,466,822	1,112,027	827,745	(3,754,653)	4,620,827
Liabilities and Members’ Capital
Current liabilities:
Demand note payable to bank	$988,636	—	—	—	—	988,636
Accrued construction costs payable	—	192,784	120,539	16,022	—	329,345
Accrued retainage payable	—	208,411	95,083	19,102	—	322,596
Total current liabilities	988,636	401,195	215,622	35,124	—	1,640,577
Members’ capital	2,980,250	2,065,627	896,405	792,621	(3,754,653)	2,980,250
Commitments (Notes 4, 5 and 7)
	$3,968,886	2,466,822	1,112,027	827,745	(3,754,653)	4,620,827

See accompanying notes to financial statements.

NEC-EPS Holding, LLC and Subsidiaries

Consolidating Statements of Operations
For the Period January 19, 2005 through December 31, 2005

	NEC-EPS Holding, LLC	COI Energy Center, LLC	Franklin Energy Center, LLC	Lynn Energy Center, LLC	Eliminations	Consolidated
Revenues:
Interest income	$5,651	—	—	—	—	5,651
Total revenues	5,651	—	—	—	—	5,651
Operating expenses:
Organizational and start-up expenses (legal and consulting)	8,199	8,199	8,199	8,199	—	32,796
Total operating expenses	8,199	8,199	8,199	8,199	—	32,796
Net loss from operations	(2,548)	(8,199)	(8,199)	(8,199)	—	(27,145)
Equity income (loss) from subsidiaries	(24,597)	—	—	—	24,597	—
Net loss	$(27,145)	(8,199)	(8,199)	(8,199)	24,597	(27,145)

See accompanying notes to financial statements.

NEC-EPS Holding, LLC and Subsidiaries

Statements of Changes in Members' Capital
For the Period January 19, 2005 through December 31, 2005

	NEC-EPS Holding, LLC	COI Energy Center, LLC	Franklin Energy Center, LLC	Lynn Energy Center, LLC	Eliminations	Consolidated
Members’ capital, January 19, 2005	$—	—	—	—	—	—
Capital contributions	3,007,395	2,073,826	904,604	800,820	(3,779,250)	3,007,395
Net income (loss)	(27,145)	(8,199)	(8,199)	(8,199)	24,597	(27,145)
Members’ capital, December 31, 2005	$2,980,250	2,065,627	896,405	792,621	(3,754,653)	2,980,250

See accompanying notes to financial statements.

NEC-EPS Holding, LLC

Consolidating Statements of Cash Flows
For the Period January 19, 2005 through December 31, 2005

	NEC-EPS Holding, LLC	COI Energy Center, LLC	Franklin Energy Center, LLC	Lynn Energy Center, LLC	Eliminations	Consolidated
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Interest income received	$5,651	—	—	—	—	5,651
Cash paid to vendors	(8,199)	(25,916)	(8,199)	(8,199)	—	(50,513)
Net cash used by operating activities	(2,548)	(25,916)	(8,199)	(8,199)	—	(44,862)
Cash flows from investing activities:
Payments – energy facility construction costs	—	(1,994,491)	(842,986)	(739,202)	—	(3,576,679)
Payments – cogen energy purchase agreements	—	(9,238)	(9,238)	(9,238)	—	(27,714)
Payments – maintenance agreements	—	(6,575)	(6,575)	(6,575)	—	(19,725)
Payments – deferred financing costs	—	(37,606)	(37,606)	(37,606)	—	(112,818)
Investments in subsidiaries	(3,779,250)	—	—	—	3,779,250	—
Net cash used by investing activities	(3,779,250)	(2,047,910)	(896,405)	(792,621)	3,779,250	(3,736,936)
Cash flows from financing activities:
Cash contributions by members	3,007,395	2,073,826	904,604	800,820	(3,779,250)	3,007,395
Proceeds from construction note payable	988,636	—	—	—	—	988,636
Net cash provided by financing activities	3,996,031	2,073,826	904,604	800,820	(3,779,250)	3,996,031
Net increase (decrease) in cash & cash equivalents	214,233	—	—	—	—	214,233
Cash and cash equivalents, beginning of year	—	—	—	—	—	—
Cash and cash equivalents, end of year	$214,233	—	—	—	—	214,233
Reconciliation of net loss to net cash used by operating activities:
Net income (loss)	$(27,145)	(8,199)	(8,199)	(8,199)	24,597	(27,145)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Equity loss in subsidiaries	24,597	—	—	—	(24,597)	—
Increase in prepaid expenses	—	(17,717)	—	—	—	(17,717)
Total adjustments	24,597	(17,717)	—	—	(24,597)	(17,717)
Net cash provided (used) by operating activities	$(2,548)	(25,916)	(8,199)	(8,199)	—	(44,862)

See accompanying notes to financial statements.

NEC-EPS Holdings, LLC and Subsidiaries

Notes to Consolidating Financial Statements
December 31, 2005

(1) Organization and Nature of Operations

NEC-EPS Holdings, LLC (the “Company”) is a limited liability company formed on January 19, 2005, pursuant to the Delaware Uniform Limited Liability Company Act. The Company, through its three (3) wholly-owned subsidiaries, will produce and sell electric power and thermal energy generated at three natural gas-fired generation facilities that are all currently under construction. The following three wholly-owned subsidiary companies are included in these consolidating financial statements:

COI Energy Center, LLC (“COI”) (formed January 19, 2005)

Franklin Energy Center, LLC (“Franklin”) (formed March 3, 2005)

Lynn Energy Center, LLC (“Lynn”) (formed March 3, 2005)

The COI facility is located in California, and the Franklin and Lynn facilities are located in Massachusetts. The development and construction of all three facilities is scheduled to be completed in 2006. The majority of the electrical and thermal energy output from each facility will be sold to an adjacent dairy manufacturing facility unrelated to the Company pursuant to long-term cogeneration energy purchase agreements (see Note 7(a)).

NEC DG II, LLC, a Delaware limited liability company, and Energy and Power Solutions, Inc., a California “S-Corporation”, are the members of the Company owning an 80% and 20% membership interest, respectively.

(2) Summary of Significant Accounting Policies

(a)	Basis of Presentation and Consolidation

The consolidating financial statements include the accounts of the Company and its three wholly-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and accounting policies and practices which are generally accepted in the industry in which the Company operates.

(b)	Cash and Cash Equivalents

Cash and cash equivalents include investments in repurchase agreements that have a maturity date of 30 days or less.

(c)	Revenue Recognition and Accounts Receivable

Power sales revenue will be recorded in the period the electrical generation is produced and delivered to each customer at the applicable contractual power sale rate per megawatt-hour then in effect. In addition, revenue from the facility’s capacity availability is recorded in the period earned at contractual rates.

Accounts receivable will be carried at cost (amount billed). On a periodic basis, the Company will evaluate its accounts receivable and, if necessary, establish an allowance for doubtful accounts based on an analysis of the credit condition of its debtors. As of December 31, 2005, an allowance for doubtful accounts is not required.

(d)	Property, Equipment and Depreciation

Property and equipment, including capitalized betterments, are stated at cost. The cost of each facility includes direct and related indirect construction and development costs. Included in indirect costs are engineering fees, capitalized interest, insurance and property tax expenses, and consulting fees. Capitalized betterments are expenditures that enhance the expected future benefits of an existing depreciable asset by either expanding its utility or extending its useful life. Expenditures for maintenance and major repairs and replacements will be charged to operations as incurred. The cost and related accumulated depreciation and

NEC-EPS Holdings, LLC and Subsidiaries

Notes to Consolidating Financial Statements
December 31, 2005

(2) Summary of Significant Accounting Policies  – (continued)

amortization applicable to assets retired, sold or otherwise disposed of will be eliminated from the respective accounts and any gain or loss on disposal is reflected in net earnings.

Depreciation and amortization will be provided using the straight-line method over each asset’s estimated useful lives as follows:

Years
Electrical & mechanical equipment	7 – 25
Turbine & related equipment	7 – 25
Building and related components	15 – 25
Office and maintenance equipment	3 – 10
(e)	Long-Lived Assets

The Company periodically reviews the propriety of carrying amounts of its long-lived and intangible assets as well as the depreciation and amortization periods to determine whether the current events and circumstances warrant adjustments to carrying value or estimated useful lives. At each balance sheet date, management evaluates whether there has been a permanent impairment in the value of such assets by assessing the carrying value against anticipated future operating results. Factors which management considers in performing the assessment include past and projected operating results, trends and prospects. Management has concluded that an impairment loss was not required as of December 31, 2005.

(f)	Income Taxes

The Company has elected to be taxed as a partnership. Pursuant to Section 701 of the Internal Revenue Code, the income, expenses, gains and losses of a partnership are reported by and taxed directly to the partners of the partnership. Accordingly, no provision for Federal income taxes, or for Massachusetts and California state income taxes has been reported in the accompanying financial statements.

(g)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

(3) Intangible Assets and Deferred Charges

The following is a summary of the original cost of intangible assets and deferred charges as of December 31, 2005:

Description	Cost	Amortization Period
Cogeneration energy purchase agreement costs	$27,714	Terms of respective power sales contract
Long-term preventative maintenance agreement	19,725	10-year term of respective agreements
Deferred financing costs	112,818	10-year term of loan agreement
Total	$160.257

NEC-EPS Holdings, LLC and Subsidiaries

Notes to Consolidating Financial Statements
December 31, 2005

(4) Construction and Term Note Payable

The following is a summary of the Company’s demand construction and term note payable at December 31, 2005:

Construction and term note payable to the bank of up to a maximum of $8,027,000; interest only is payable monthly until the facilities are in service; monthly principal repayments in increasing amounts will commence one month after all three facilities are deemed in full operation (estimated to be in June, 2006) through June, 2016; interest is payable monthly at 2% over the LIBOR rate, as defined (an aggregate of 6.2% at December 31, 2005); secured by substantially all tangible and intangible assets of the Company	$988.636

The above construction and term note with the bank is subject to various terms and conditions pursuant to a loan agreement dated April 15, 2005. On the earlier of the date the facilities are all placed in service or June 15, 2006, the construction loan payable on demand will convert to a ten-year term note. Monthly principal payments in the initial amount of $47,893 will commence in June, 2006; the monthly principal payments will increase annually thereafter up to a maximum of $89,761, commencing in June, 2015. The Company is required to meet certain financial covenants throughout the term of the loan including maintaining a minimum liquidity of $350,000 and a fixed charge coverage ratio of 1.30 to 1, as defined. The loan agreement also requires the Company to maintain minimum insurance coverage levels and limits the incurrence of additional debt and changes in management, among other provisions.

Annual principal payments for each of the next five years and thereafter as of December 31, 2005, assuming the full amount available is borrowed in 2006, are scheduled as follows:

Year	Amount
2006	$335,251
2007	598,957
2008	642,256
2009	688,683
2010	738,471
Total	$3,003,618

(5) Interest Rate Swap Derivative

The Company entered into an interest rate swap agreement dated April 19, 2005, representing the Company’s only derivative transaction, designated as a cash flow hedge, to manage its exposure to fluctuating interest rates governing its variable rate term note payable (See Note 4). Pursuant to this agreement, the Company agreed to exchange on a monthly basis the difference between specified fixed and floating interest amounts calculated on an agreed-upon notional amount with its commercial bank (the other counterparty).

The notional amount outstanding at December 31, 2005 is $8,027,000, equal to the maximum available to the Company under its construction and term loan agreement. The swap agreement begins on June 28, 2006, the estimated date that all three facilities will be in service and the date the demand loan will convert into a term loan, and will be fully amortized on June 28, 2016. The notional amount is scheduled to mature in the same monthly amounts as the term loan through May, 2011. Thereafter, the notional amount is scheduled to be 75% of the outstanding term-loan balance and will mature in monthly installments through June, 2016.

The Company’s fixed interest payment rate for the life of the agreement is 6.78%; as of December 31, 2005, the variable interest receive rate was 6.20%o. As of December 31, 2005, the fair value of this interest rate swap derivative amounted to an immaterial positive balance, which has not been recorded. The fair value

NEC-EPS Holdings, LLC and Subsidiaries

Notes to Consolidating Financial Statements
December 31, 2005

(5) Interest Rate Swap Derivative  – (continued)

of this derivative approximates the pre-tax amount that the Company would be entitled to receive if the entire derivative contract had been fully settled at year-end.

(6) Concentrations of Credit Risk and Fair Value of Financial Instruments

(a)	Concentrations of Credit Risk

The Company will provide credit in the normal course of business to its customers. Each customer is contractually obligated to pay for its power sales purchases under its cogeneration energy purchase agreements (see Note 7(a)).

The Company maintains its cash and cash equivalents (repurchase agreements) in one financial institution. The Company’s bank account is insured by the Federal Deposit Insurance Corporation up to the $100,000 maximum amount. The Company has not experienced any losses regarding its cash activities and the Company’s management regularly reviews the viability of its financial institutions.

(b)	Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable and accrued liabilities approximates fair value because of the short-term maturities of these assets and liabilities.

The aggregate fair value of the note payable to the bank also approximates its carrying amount because the interest rate reflects market conditions.

(7) Commitments and Contingent Liabilities

(a)	Cogeneration Energy Purchase Agreements

Each subsidiary/facility has entered into separate ten-year cogeneration energy purchase and sales agreements (the “cogen agreements”) with the owner of a dairy manufacturing facility adjacent to each energy facility, whereby the Company will sell the majority of its electrical and thermal energy output to the dairy manufacturer at specified rates per kilowatt hour produced. All three dairy manufacturing plants are owned by the same unrelated third party. Pursuant to the cogen agreements, each site’s sales price per kilowatt hour of energy produced and sold ranges between 88% and 90% (depending on the site) of the rate that the dairy manufacturer would be required to pay if it purchased the same power from the local utility, subject to adjustments as defined. The cogen agreements also set certain minimum purchase prices per kilowatt.

When the facility is commercially operational in 2006, the Company will be required to provide a $150,000 letter of credit, insurance bond or other acceptable collateral to the dairy manufacturer as security for the Company’s performance under the cogen agreements. This security amount covers all three facilities.

(b)	Long-Term Maintenance Services Agreements

The Company has entered into three similar ten-year maintenance services agreements with an unrelated party whereby the contractor will perform certain scheduled and unscheduled maintenance and corrective maintenance activities for each facility, as defined. First year fees for these services are payable at a rate of between $32.00 and $32.75 per operating hour, or approximately $250,000 annually (assuming the plant operates at least 87% capacity). The service fees escalate annually based on the GDP Deflator Index. The agreements require the service entity to maintain specified levels of insurance and to provide a letter of credit in amounts between $250,000 and $450,000 (as defined) on behalf of the Company as security for their performance.

(c)	Management Services Agreement

Each facility has entered into a one-year management services agreement with Energy and Power Solutions, Inc. (“EPS”), a member of the Company, whereby EPS has agreed to perform certain day-to-day

NEC-EPS Holdings, LLC and Subsidiaries

Notes to Consolidating Financial Statements
December 31, 2005

(7) Commitments and Contingent Liabilities  – (continued)

operations and general management services for each facility. These services include billing and purchasing services, customer management, regulatory administration and supervision of the maintenance contractor. Fees for these services will be $4,000 per month for COI and $2,500 per month for Franklin and Lynn, respectively, commencing on the date each facility is commercially operational. The management agreements require the Company to maintain specified levels of insurance.

(d)	Asset Management Agreement

Each facility has entered into a one-year asset management agreement with NEC DGII, LLC (“NEC-DG”), the majority member of the Company, whereby NEC-DG has agreed to perform certain day-to-day general and financial management services for each facility. These services include managing compliance with the Company’s primary bank; schedule and ensure the timely completion of annual tax and accounting reports and related filings; and maintain a complete set of financial books and records. Fees for these services will be $2,500 per month, or $30,000 annually, commencing on the date the facility is commercially operational. The asset management agreements require the Company to maintain specified levels of insurance.

(e)	Construction Cost Under Contract

As of December 31, 2005, the Company is committed to approximately $6,470,000 of uncompleted construction costs under contract.

(8) Related Party Transactions

The Company has entered into the following transactions with its Members:

(a)	The Management Services Agreement with EPS (Note 7(c) above) and the Asset Management Agreement with NEC-DG (Note 7(d) above).
(b)	NEC-DG, EPS and the Company make payments on behalf of each other which are reimbursed at a later date. Additionally, certain common charges such as insurance, which is under one policy, are allocated among entities.

    Shares

Energy and Power Solutions, Inc.

Common Stock

Until     , 2010 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by the registrant. All of such fees and expenses, except for the SEC registration fee, are estimated:

SEC registration fee		$1,783
FINRA filing fee		*
Transfer agent’s fees and expenses		*
Legal fees and expenses		*
Printing fees and expenses		*
Accounting fees and expenses		*
Miscellaneous fees and expenses		*
Total	$	*

*	To be included by amendment

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the registrant’s certificate of incorporation to be in effect immediately prior to the closing of this offering includes provisions that eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors. To the extent Section 102(b)(7) is interpreted, or the Delaware General Corporation Law is amended, to allow similar protections for officers of a corporation, such provisions of the registrant’s certificate of incorporation shall also extend to those persons.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant to be effective upon completion of this offering provide that:

•	The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.
•	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.
•	The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
•	The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification.
•	The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also provides for certain additional procedural protections. The registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act of 1933 and otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2006, the registrant has issued unregistered securities to a limited number of persons, as described below.

Sales of Convertible Promissory Notes and Preferred Stock

•	In November 2007, the registrant issued an aggregate of 4,652,632 shares of its Series A Convertible Preferred Stock to four accredited investors for an aggregate purchase price of $20 million.
•	In March 2009, the registrant issued and sold convertible promissory notes to a total of four accredited investors for an aggregate principal amount of $2 million. In April 2009, each of the holders of these notes elected to convert all of the outstanding principal and accrued but unpaid interest due under its note into shares of the registrant’s Series B Convertible Preferred Stock.
•	In April 2009, in connection with the registrant’s Series B Convertible Preferred Stock financing, the registrant declared and issued a dividend of 0.106666 shares of its Series A Convertible Preferred Stock for each share of its Series A Convertible Preferred Stock outstanding as of that date. Accordingly the registrant issued an aggregate of 496,280 shares of its Series A Convertible Preferred Stock to the holders of its Series A Convertible Preferred Stock.
•	In April 2009, the registrant issued an aggregate of 17,741,064 shares of its Series B Convertible Preferred Stock to five accredited investors for an aggregate purchase price of $28 million and the conversion of the outstanding principal and accrued but unpaid interest due under the promissory notes issued in March 2009.

Warrants

•	In November 2007, the registrant issued a warrant to purchase an aggregate of 188,432 shares of the registrant’s common stock at an exercise price of $4.29864 per share to Windstone Capital Partners, Inc. in connection with its role as the registrant’s broker for the Series A Convertible Preferred Stock equity financing.
•	In November 2007, the registrant issued a warrant to purchase an aggregate of 210,000 shares of the registrant’s common stock at an exercise price of $0.35629 per share to Charles Allured pursuant to his employment offer letter dated June 2, 2004. This warrant, which was issued following a 10,000-for-1 stock split, replaced a warrant issued to Mr. Allured on July 8, 2004 to purchase an aggregate of 210 shares of the registrant’s common stock at an exercise price of $3,562.94 per share.
•	In December 2009, the registrant issued a warrant to purchase an aggregate of 142,000 shares of the registrant’s Series B Convertible Preferred Stock at an exercise price of $1.72 per share to Silicon Valley Bank in connection with a credit facility extended by Silicon Valley Bank to the registrant.

Options and Common Stock

•	From January 1, 2006 through December 31, 2009, the registrant granted to its directors, officers, employees and consultants options to purchase an aggregate of 7,012,838 shares of common stock at prices ranging from $0.81 to $2.14 per share.
•	From January 1, 2006 through December 31, 2009, the registrant issued an aggregate of 28,644 shares of its common stock to certain of its officers as bonuses for past services to the registrant.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes the transactions were exempt from the registration requirements of the Securities Act of 1933 in reliance on Section 4(2) thereof, and the rules and regulations promulgated thereunder, or Rule 701 thereunder, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. All recipients of securities disclosed above were accredited or sophisticated and either received adequate information about the registrant or had access, through their relationships with the registrant, to such information. Appropriate legends were affixed to the share certificates and instruments issued in such transactions.

Item 16. Exhibits

(a) Exhibits.

See the Exhibit Index on the page immediately following the signature page of this registration statement for a list of exhibits filed as part of this registration statement, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

The undersigned registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Costa Mesa, State of California, on March 30, 2010.

ENERGY AND POWER SOLUTIONS, INC.
By: /s/ Jay B. Zoellner Jay B. Zoellner Chairman, Chief Executive Officer and President

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Jay B. Zoellner and Peter Ludlum, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Jay B. Zoellner Jay B. Zoellner	Chairman, Chief Executive Officer and President (Principal Executive Officer)	March 30, 2010
/s/ Peter Ludlum Peter Ludlum	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 30, 2010
/s/ Rhea J. Hamilton Rhea J. Hamilton	Director	March 30, 2010
/s/ John S. Herrington John S. Herrington	Director	March 30, 2010
/s/ Robert J. Metcalfe Robert J. Metcalfe	Director	March 30, 2010
/s/ Charles R. Oliver, Jr. Charles R. Oliver, Jr.	Director	March 30, 2010
/s/ Steven E. Parry Steven E. Parry	Director	March 30, 2010

Exhibit Index

Number	Description
1.1	Form of Underwriting Agreement*
2.1	Agreement and Plan of Merger, dated March 3, 2010 between Energy and Power Solutions, Inc., a California corporation, and Energy and Power Solutions, Inc., a Delaware corporation
3.1	Amended and Restated Certificate of Incorporation, as currently in effect
3.2	Bylaws, as currently in effect
3.3	Form of Second Amended and Restated Certificate of Incorporation, to be in effect upon the completion of this offering*
3.4	Form of Amended and Restated Bylaws, to be in effect upon the completion of this offering*
4.1	Specimen Stock Certificate*
4.5	Common Stock Purchase Warrant issued to Charles Allured on November 27, 2007
4.6	Common Stock Purchase Warrant issued to Kevin R. Loud on June 19, 2008
4.7	Common Stock Purchase Warrant issued to Norman E. Clarke on June 19, 2008
4.8	Common Stock Purchase Warrant issued to Roger K. Marach on June 19, 2008
4.9	Common Stock Purchase Warrant issued to Robert W. Peach on June 19, 2008
4.10	Warrant to Purchase Stock issued to Silicon Valley Bank on December 31, 2009
5.1	Opinion of Sheppard, Mullin, Richter & Hampton LLP*
10.1	Registration Rights Agreement, dated March 17, 2010, among Energy and Power Solutions, Inc. and the parties listed on the signature page thereto*
10.2	Amended and Restated 2007 Stock Award Plan#
10.3	Form of Stock Option Agreement under the Amended and Restated 2007 Stock Award Plan#
10.4	Executive Employment Agreement, dated April 17, 2009, between Energy and Power Solutions, Inc. and Jay Zoellner#
10.5	Executive Employment Agreement, dated April 17, 2009, between Energy and Power Solutions, Inc. and Peter Ludlum#
10.6a	Executive Employment Agreement, dated April 17, 2009, between Energy and Power Solutions, Inc. and Iyad Darcazallie#
10.6b	Amendment No. 1 to Executive Employment Agreement, dated March 26, 2010, between Energy and Power Solutions, Inc. and Iyad Darcazallie#
10.7a	Executive Employment Agreement, dated April 17, 2009, between Energy and Power Solutions, Inc. and Shiva Subramanya#
10.7b	Amendment No. 1 to Executive Employment Agreement, dated March 26, 2010, between Energy and Power Solutions, Inc. and Shiva Subramanya#
10.8a	Executive Employment Agreement, dated April 17, 2009, between Energy and Power Solutions, Inc. and Staffan Akerstrom#
10.8b	Amendment No. 1 to Executive Employment Agreement, dated March 26, 2010, between Energy and Power Solutions, Inc. and Staffan Akerstrom#
10.9	Amended and Restated Investors’ Rights Agreement, dated April 17, 2009, among Energy and Power Solutions, Inc. and the parties listed on the signature page thereto
10.10	Amended and Restated Right of First Refusal and Co-Sale Agreement, dated April 17, 2009, among Energy and Power Solutions, Inc. and the parties listed on the signature page thereto
10.11	Amended and Restated Voting Agreement, dated April 17, 2009, among Energy and Power Solutions, Inc. and the parties listed on the signature page thereto
10.12	Unsecured Promissory Note, dated July 3, 2008, issued by Energy and Power Solutions, Inc. in favor of NEC DG, LLC

Number	Description
10.13	Series B Preferred Stock Purchase Agreement, dated April 17, 2009, among Energy and Power Solutions, Inc. and the parties listed on the signature page thereto
10.14	Purchase Agreement, dated July 3, 2008, by and among NEC DG II, LLC, NEC-EPS Holding, LLC and Energy and Power Solutions, Inc.
10.15	Loan and Security Agreement, dated December 31, 2009, between Energy and Power Solutions, Inc. and Silicon Valley Bank
10.16	Intellectual Property Security Agreement, dated December 31, 2009, between Energy and Power Solutions, Inc. and Silicon Valley Bank
10.17	Letter Agreement re Registration Rights, dated December 30, 2009, between Energy and Power Solutions, Inc. and Silicon Valley Bank
10.18a	Business Loan Agreement dated November 24, 2006, issued by Pacific Mercantile Bank in favor of Energy and Power Solutions, Inc. and DairyGen, LLC
10.18b	Promissory Note, dated November 24, 2006, issued by Energy and Power Solutions, Inc. and DairyGen, LLC in favor of Pacific Mercantile Bank
10.18c	Change in Terms Agreement, dated September 19, 2008, by and among Pacific Mercantile Bank, Energy and Power Solutions, Inc. and DairyGen, LLC
10.19a	Loan Agreement, dated April 15, 2005, issued by Banknorth, N.A. in favor of NEC-EPS Holding, LLC, Lynn Energy Center, LLC, Franklin Energy Center, LLC, COI Energy Center, LLC
10.19b	Master Agreement, dated April 19, 2005, between NEC-EPS Holding, LLC, Lynn Energy Center, LLC, Franklin Energy Center, LLC, COI Energy Center, LLC and Banknorth, N.A.
10.19c	Modification Agreement, dated February 27, 2008, between NEC-EPS Holding, LLC, Lynn Energy Center, LLC, Franklin Energy Center, LLC, COI Energy Center, LLC and TD Banknorth, N.A.
10.19d	Promissory Note, dated April 15, 2005, issued by Banknorth, N.A. in favor of NEC-EPS Holding, LLC, Lynn Energy Center, LLC, Franklin Energy Center, LLC, COI Energy Center, LLC
10.19e	Promissory Note, dated September 24, 2008, issued by TD Bank, N.A. in favor of NEC-EPS Holding, LLC, Lynn Energy Center, LLC, Franklin Energy Center, LLC and COI Energy Center, LLC, and Closing Agreement, dated September 24, 2008, and Amendment Agreement, dated September 24, 2008
10.19f	Security Agreement — Lynn Project, dated April 15, 2005, between NEC-EPS Holding, LLC, Lynn Energy Center, LLC, Franklin Energy Center, LLC, COI Energy Center, LLC and Banknorth, N.A.
10.19g	Security Agreement — COI Project, dated April 15, 2005, between NEC-EPS Holding, LLC, COI Energy Center, LLC, Franklin Energy Center, LLC, COI Energy Center, LLC and Banknorth, N.A.
10.19h	Security Agreement — Franklin Project, dated April 15, 2005, between NEC-EPS Holding, LLC, Franklin Energy Center, LLC, Franklin Energy Center, LLC, COI Energy Center, LLC and Banknorth, N.A.
10.19i	Collateral Assignment of Project Documents, Permits and Plans — Lynn Project, dated April 15, 2005, between NEC-EPS Holding, LLC, Lynn Energy Center, LLC, Franklin Energy Center, LLC, COI Energy Center, LLC and Banknorth, N.A.
10.19j	Collateral Assignment of Project Documents, Permits and Plans — COI Project, dated April 15, 2005, between NEC-EPS Holding, LLC, Lynn Energy Center, LLC, Franklin Energy Center, LLC, COI Energy Center, LLC and Banknorth, N.A.

Number	Description
10.19k	Collateral Assignment of Project Documents, Permits and Plans — Franklin Project, dated April 15, 2005, between NEC-EPS Holding, LLC, Lynn Energy Center, LLC, Franklin Energy Center, LLC, COI Energy Center, LLC and Banknorth, N.A.
10.19l	Membership Interest Pledge Agreement, dated April 15, 2005, between NEC-EPS Holding, LLC, Lynn Energy Center, LLC, Franklin Energy Center, LLC, COI Energy Center, LLC and Banknorth, N.A.
10.19m	Pledge Agreement, dated February 27, 2008, between NEC-EPS Holding, LLC and TD Banknorth, N.A.
10.20	Form of indemnification agreement for directors and officers*#
21.1	Subsidiaries of Energy and Power Solutions, Inc.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2	Consent of Romito, Tomasetti & Associates, P.C., Independent Registered Public Accounting Firm
23.3	Consent of Sheppard, Mullin, Richter & Hampton LLP (included in Exhibit 5.1)*
24.1	Power of Attorney (included in signature page)

*	To be filed by amendment.
#	Indicates a management contract or compensatory plan or arrangement.